Once In A Blue Moon

ANNUAL REPORT 2009





IBERIABANK Corporation™

Financial
HIGHLIGHTS

(Dollars in thousands, except per share data)	For The Year Ended December 31, 2009	2008	% Change
Income Data			
Net Interest Income	$ 172,785	$ 137,644	26%
Net Interest Income (Tax-equivalent Basis) [1]	179,067	142,546	26%
Net Income	151,250	39,912	279%
Income Available to Common Shareholders	147,900	39,564	274%
Income Available to Common Shareholders - Diluted	144,167	38,519	274%
Per Share Data			
Income Available to Common Shareholders - Basic	$ 8.10	$ 3.04	167%
Income Available to Common Shareholders - Diluted	8.03	2.97	170%
Cash Earnings - Diluted	8.13	3.09	163%
Book Value Per Common Share	46.04	40.53	14%
Tangible Book Value Per Common Share [2]	33.53	24.20	39%
Cash Dividends	1.36	1.36	-
Average Balance Sheet Data			
Loans	$ 4,166,136	$ 3,535,803	18%
Earning Assets	5,733,069	4,660,428	23%
Total Assets	6,371,815	5,206,364	22%
Total Deposits	4,696,978	3,869,476	21%
Shareholders' Equity	791,371	528,166	50%
Key Ratios			
Return on Average Assets	2.37%	0.77%	
Return on Average Common Equity	19.16%	7.59%	
Return on Average Tangible Common Equity [2]	29.28%	15.64%	
Net Interest Margin (Tax-equivalent Basis) [1]	3.09%	3.03%	
Efficiency Ratio	44.1%	70.2%	
Tangible Efficiency Ratio (Tax-equivalent Basis) [1] [2]	42.9%	67.3%	
Average Loans to Average Deposits	88.7%	91.4%	
Nonperforming Assets to Total Assets	10.40%	0.83%	
Allowance for Loan Losses to Loans	0.96%	1.09%	
Net Charge-offs to Average Loans	0.73%	0.28%	
Average Equity to Average Total Assets	12.42%	10.15%	
Tier 1 Leverage Ratio	9.90%	11.27%	
Common Stock Dividend Payout Ratio	16.9%	47.0%	

(1) Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2) Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

IBERIABANK Corporation is a financial holding company with consolidated assets at December 31, 2009 of $9.7 billion. IBERIABANK Corporation and its predecessor organizations have served clients for 123 years. The Corporation's subsidiaries include IBERIABANK, IBERIABANK *fsb*, Lenders Title Company, and IBERIA Capital Partners.


Once In A Blue Moon

, the stars line up, creating extraordinary and unique opportunities.

The year 2009 was one of those times. While the economic landscape was challenging for many financial institutions, it was a fascinating year that changed our Company forever.

For the last 10 years, we avoided the problems that much of our industry is facing today. As the economy took a turn for the worse, we were financially stable and well prepared for growth. We were uniquely positioned to seize rare opportunities that contributed to our significant growth over a very short period of time.

As we reflect on the year just completed, we are most proud of our people. It is the culmination of talent, dedication, perseverance, and a commitment to a team-oriented culture that drives our Company forward.

We hope you enjoy a look back at this historical year for our organization and we invite you to continue to follow our story as it unfolds.

Mission Statement

- Provide exceptional value-based client service
- Great place to work
- Growth that is consistent with high performance
- Shareholder focused
- Strong sense of community

Contents

President's Letter
TO SHAREHOLDERS

Dear Shareholders,

In this report, we reflect upon a decade that is without precedent and a year that was likely our most intriguing since our founding in 1887. We experienced tremendous changes, challenges, and opportunities over the last 10 years, and especially in 2009. Throughout the period, we worked diligently to improve many aspects of our Company and methodically invest in and improve our infrastructure to support our growing franchise. Those investments and improvements were expensive and time consuming, but critical to our continued and future success. Despite those costs, we delivered to you, our shareholders, exceptional returns compared to peers over that period, while maintaining an aversion to risk. That combination of risk and favorable return, the position we currently occupy in the financial services industry, and the teams we have assembled are truly special.

I have stated many times, "It is all about the people." By that, I mean our success — be it historical or future, financial or strategic — is driven by talented individuals who comprise our businesses. It works as follows: The leaders of our Company provide our associates clear direction and executable strategies with a high degree of integrity and attention to detail. It is through our associates' diligence and teamwork that our clients' financial needs are fulfilled. Our clients pay a fair and reasonable price for exceptional products and services delivered through our convenient delivery channels. Well-honed control processes and systems and our unique experiences and culture are intended to ensure that our delivery mechanisms are consistent and operate within our conservative philosophies.

Our clients look to our Company for consistency and predictability, attributes that are lacking at many other financial institutions. In return, this predictability and relationship focus with our clients drive fair compensation and ultimately are the catalysts for our continuous improvement and growth. Those high-quality results provide exceptional long-term returns to our shareholders, which, in turn, assist in retaining and attracting exceptional talent and clients. While there are many steps in this process, the crucial aspect remains "all about the people." We believe our approach, culture, and team are unparalleled in the financial services industry. Add to the mix our current "once-in-a-generation" bank operating environment, and things really have become interesting.

In recent months, national economic conditions showed signs of some stabilization after two years of rapid deterioration. While this near-term modest stabilization is a welcome relief, we expect this cycle, like many ones before it, will be a fairly long one. I stated a few years ago that we expected bank failures to reach at least 1,000 by the end of this 6-to-7 year cycle, and we continue to believe this is true. The general banking industry likely has considerable additional losses to recognize and many competitors will likely disappear over the next few years.

As this report suggests, we believe we avoided much of what ails the industry, and we were well prepared for this "once in a blue moon" situation. We also believe the vast majority of our clients were prepared as well. In 2009, many other banks resorted to "gouging" clients through pricing, structure, and unreasonable demands in an attempt to make up for past sins. We believe relationships cannot be developed or sustained in this manner. While our Company and shareholders have benefited from favorable marginal pricing conditions due to improved competitive dynamics over the last few years, we recognize the importance of building client relationships over time. That requires trust, understanding, and discipline for all parties involved.

We have navigated through these troubled waters relying on our business model, culture, and operating style. Our conservative culture and attention to detail steered us clear of treacherous lending concentrations and marginal borrowers. We did not enter hyper-growth markets in an effort to chase rapidly rising demographic trends, as did many of our competitors. In fact, quite the opposite is true. Over the last decade, we focused on markets with modest growth and less real estate speculation. Our legacy markets did not participate to the degree that others did in rapidly escalating asset valuations and, therefore, our Company did not crash (as did many other banks) when those hyper-markets deflated.

Many financial institutions suffered bouts of asset quality concerns, huge losses, and tremendous shareholder dilution over the last few years. We did not. In contrast to the industry over that period, we reported stable asset quality measures, record earnings, augmented capital position, and favorable stock returns. By cutting against the grain of the industry, we placed our Company in a position of leadership, well prepared to seize opportunities while others faced challenges that were sown over the last decade. That is not to imply that there will not be challenges ahead for us, the financial services industry, and our country. In fact, we believe there clearly will be. Importantly, we believe we are very well-positioned relative to our peers given our lower risk posture, financial strength, and opportunistic focus.

These attributes served us well in 2009. During the year, we continued to add tremendous talent to our Company. Strategic recruits joined our organization, including commercial banking teams in Mobile, Houston, and Birmingham. We opened new mortgage origination offices in eight cities. We expanded our support functions, including audit, finance, marketing, loan review, credit, and many others. The individuals and teams we added give us additional depth and operate in a manner consistent with our long-standing culture.

Internal, or organic, growth is an important component of our Company's success. Over the last decade, we demonstrated consistent and strong annual organic increases in loans (+12.9% growth on a compounded annual basis) and deposits (+10.1% growth on a compounded annual basis). These levels stand in stark contrast to the collapse of balance sheets at many financial institutions in our industry in recent years. During 2009, we experienced record organic growth in loans of $298 million, or 8%, and total deposits of $544 million, or 14%.

We welcome to the IBERIABANK Corporation family the new clients and associates from three Federal Deposit Insurance Corporation ("FDIC")-assisted transactions we completed during 2009. The acquisitions in August of CapitalSouth Bank, formerly based in Birmingham, Alabama, and in November of Orion Bank and Century Bank, fsb, formerly based in Naples and Sarasota, Florida, respectively, were transformational for our Company. These acquisitions were strategically important as they provided us entrance into the metropolitan statistical areas (or "MSAs") of Birmingham, Montgomery, and Huntsville, Alabama; and Jacksonville, Naples, Sarasota-Bradenton, Key West, and Miami-Ft. Lauderdale, Florida. These transactions collectively increased our total assets by approximately $3.8 billion, or 68%, total loans by $1.7 billion, or 47%, and total deposits by $3.0 billion, or 75%. The unique structure of these transactions was also very compelling financially, resulting in an aggregate pre-tax gain of $227 million in 2009. Many investors consider our Company a leader in FDIC-assisted transactions, given our experience in completing a total of four failed bank acquisitions.

Our leadership was also recognized in activities related to capital. In March 2009, we were the first financial institution in the country to redeem preferred stock associated with the U.S. Treasury Department's Capital Purchase Program ("CPP") under the Troubled Assets Relief Program (commonly referred to as "TARP"). In May 2009, we were the second financial institution in the country to repurchase TARP-related warrants from the U.S. Treasury. In July 2009, six months after completing a public underwritten common stock offering, we completed a second public underwritten common equity offering. At the completion of the second stock sale, our Company had the second highest tangible common equity ratio of all bank holding companies in the United States with total assets in excess of $5 billion.

Our capital strength, asset quality measures, liquidity, and core funding are exceptional by industry standards. Our leadership, direction, and operating style are also considered rare by many industry observers. The actions we undertook in 2009 and the timing of those actions were extremely favorable. As many people say, "Timing is everything." While this is true, it was our broad and deep experiences and opportunistic nature that drove those decisions. We believe we occupy a very unique position within the financial services industry, and we are very proud of the accomplishments by which we attained this stature.

Speaking of accomplishments, I would be remiss if I didn't recognize the positive momentum delivered by the New Orleans Saints to the State of Louisiana and, in particular, to the City of New Orleans. Many long-time loyal supporters are very proud of the NFL football team and what its efforts have done for our Louisiana constituents. More importantly, I believe they serve as an example of mission focus, teamwork, strength, and being highly opportunistic. We all can learn from the success of others.

We are grateful for your continued support of our organization as we stay true to our mission.

Sincerely,



Daryl G. Byrd
President and Chief Executive Officer

Chairman's
LETTER TO SHAREHOLDERS

Dear Shareholders,

Being successful in a period of change is always extremely difficult. One must be right, not only as to the direction of change, but also as to the magnitude and timing as well. Missing on any one of those items can be devastating. This situation is bolder if one decides to embark on change that goes against the grain of public opinion. For ten years, we have maintained the discipline to avoid the temptations that ultimately trapped other financial institutions. As a testament to our success over the last decade, we avoided the risks that other companies accepted and yet still consistently outperformed many of those companies from a return perspective. We view this as a sign of high performance – higher return and lower risk.

Over the last decade, our shareholders received a 526% aggregate increase in their investment, assuming the reinvestment of dividends into the Company's common stock. In simple terms, that means a $10,000 investment on December 31, 1999 in IBERIABANK Corporation common stock at $11.00 per share (on a post-split basis) would have been worth $62,566 on December 31, 2009 (including $48,918 in stock price appreciation, $8,680 in cash dividends, and $4,968 associated with compounding). As shown in the chart below, the performance of our common stock price vastly outperformed many investment alternatives over that period, even without dividends and the benefit of compounding.

Change In Stock Price Compared To Major Indexes



IBKC
Russell 2000
Nasdaq Banks
DJIA
S&P 500
KBW Banks
450%
375%
300%
225%
150%
75%
0%
-75%
Index (12/31/99 = 0%)
IBKC 389%
23.9%
2.1%
-12.4%
-26.9%
-39.6%
Dec 99
Mar 00
Jun 00
Sep 00
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07
Mar 08
Jun 08
Sep 08
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09

Source: Bloomberg

During 2009, the Board of Directors authorized the payment of $25 million in cash dividends on the Company's common stock. This equated to an increase of $6.4 million, or 35%, compared to 2008. On a per share basis, the cash dividend on common stock remained stable at $1.36 per share compared to 2008. The dividend payout ratio on common stock was 17% in 2009, down from 47% in 2008.

In addition to common stock dividends, the Board of Directors authorized the payment of $3.3 million in cash dividends on preferred stock associated with the U.S. Treasury's Capital Purchase Program ("CPP") under TARP. Based on the dividends paid, the redemption of the preferred stock after only three months, and the repurchase of the warrants, we estimate the U.S. Treasury received a 22.6% annualized return on their very brief investment (despite the elimination of half of the warrants issued). Therefore, this was likely one of the few investments in the banking industry that outperformed our common shareholders' investment. Some financial institutions' TARP funds were clearly bailouts. In contrast, U.S. taxpayers made a very sound (high-return and low-risk) investment in our Company. We made the decision to participate in the CPP of TARP after great consideration of our opportunities and circumstances surrounding systemic risk concerns for the industry. We decided to exit the program after considerable debate and counsel as well. Being the first TARP participant to complete a Qualified Equity Offering, the first to exit the CPP under TARP, and the second to buy back the warrants, we demonstrated our ability to lead and succeed.

Many of our other decisions over the last 10 years were also against conventional wisdom at that time. For example, many banks loaded their investment portfolios with toxic investment instruments that ultimately exploded as underlying collateral evaporated. Other companies became heavily concentrated in selected asset classes that were very risky but carried high-profit margins. Others relied heavily on non-owner occupied investment commercial real estate providing rapid loan growth but at increased risk. The industry came to rely on brokered deposits and other wholesale funding sources to support growth. Many companies granted sub-prime, Alt-A, negative amortization, and other exotic mortgage loans to borrowers who never should have qualified for those loans, due to their clear inability to repay those loans.

During 2009, we experienced both bad and good news regarding the composition of our Board of Directors. The bad news was that Jeff Parker resigned from the Board after eight years of dedicated service and incredible Board insight. The good news, however, was Jeff departed the Board in order to join our Company's leadership team, heading up the areas of Wealth Management, Brokerage, Trust, and leveraging his many years of experience to build our new Capital Markets area from the ground up. Fortunately, the Board's loss is the Company's gain. While we will miss Jeff's keen acumen on Board-related matters, he brings incredible experience and a valuable dimension to one of our Company's key growth opportunities.

As a final comment, I would like to commend my fellow Board members for their guidance and stewardship, our leadership team for a decade and year of tremendous achievement and shareholder focus, our associates for outstanding teamwork and results, and our clients for their selection of the very highest-quality banking partner. We play an integral role in our communities and strive to be an excellent corporate citizen in partnering with our local civic and charitable organizations to help our communities remain vibrant. A hallmark of our Company is not only doing things right, but also doing the right things.

On behalf of the Board of Directors of IBERIABANK Corporation, thank you for your continued support of our Company.

Sincerely,



William H. Fenstermaker
Chairman of the Board



In Perfect Formation

It is important for a financial institution to have a number of financial imperatives, including balance sheet strength, earnings, and access to capital. Also of importance is what might be considered a "common sense of direction." Leaders must understand and convey a sense of purpose and strategic direction to a company's associates and other constituents. Those constituents must also understand and act with continuity and teamwork to pull in one strategic direction with the intent on fulfilling that mission. We believe we have a clear sense of purpose and direction.

In each of the last 10 years, including this year, we have prominently displayed our mission statement near the front of our annual report. This mission statement provides a very important message in regard to our culture and what is important to our Company. As you review our accomplishments over the last few years and delve into the unique position our Company occupies, please reflect on our mission statement. We hope you will see the connection and balance that we believe exist between our mission and our actions.



> "The best preparation for tomorrow is to do today's work superbly well."

—Sir William Osler, M.D., (1849- 1919), a Canadian physician, known as one of the greatest icons of modern medicine and described as the Father of Modern Medicine.

The U.S. Air Force Thunderbirds fly in aerobatic formation at the Houston Air Show on October 25, 2008. They were officially designated and activated as the USAF Air Demonstration Squadron on February 13, 1967.

- www.wikipedia.com

Over the last few years, we have invested heavily in infrastructure and client delivery improvements. We have upgraded many of our systems and have learned and improved with each acquisition. We are very proud of the team effort involved in our branch and operating system conversions and integration process—particularly in 2009. In the third quarter of 2009, we acquired CapitalSouth Bank and fully integrated the operations and systems within 90 days. This was our quickest conversion completion, which was nearly flawless in execution.

We consider continuous improvement to be very important to achieving our goals in delivering competitive products and exceptional client service while mitigating risk. Along the way, we have added to our support functions in different locations, including:

- Our consumer lending group and small business lending group based in Baton Rouge;
- Our mortgage origination, title insurance, credit card functions, and customer call center based in Little Rock;
- Our deposit operations teams in both Lafayette, LA, and Little Rock, AR, where we also house our redundant information technology mainframe;
- Our credit work-out teams in Birmingham, AL, Jacksonville, FL, and other Florida markets;
- Our indirect lending business based in Lafayette; and
- Our energy sector expertise in New Orleans and Houston.

By adding talent in different locations, we can deliver strong client service through talented individuals, while reducing geographic concentration risks in our operating model. Our actions have been inspired by the very valuable lessons learned in 2005 from the evil sisters, Hurricanes Katrina and Rita.

The geographic diversification of our people only works if they have a strong work ethic and a focus on teamwork. We believe our results are reflective of the hard work and the focus of our team members each and every day. We also believe we have appropriate and fair compensation programs that incent favorable long-term focus and results. Our actions and intent are client and shareholder focused, and we believe our results demonstrate this resolve (such as indicated in the chart on the next page). Despite producing strong results, the executive leadership team of the Company recommended in four of the last 10 years that they receive no annual bonus. This is another example of our commitment to being a shareholder-oriented organization.

Total Compounded Annual Return To Shareholders
Between Year-ends 1999 and 2009

201 Publicly Traded Southeastern U.S. Bank Holding Companies



IBKC = 527%
–100% –50% 0% 50% 100% 150% 200% 250% 300% 350% 400% 450% 500% 550% 600%

Source: SNL

Note: Returns assume reinvestment of quarterly cash dividends and monthly compounding.

Our shareholders recognize these results and support our strategic direction. As evidence of this, we received affirmative shareholder support of proxy proposals presented to shareholders during 2009. On August 24, 2009, our shareholders approved an amendment to the Company's articles of incorporation to double the authorized common stock to 50 million shares. Approximately 89% of our outstanding shares were cast on the proposal and 89% of the votes cast voted in favor of the proposal.

On January 29, 2010, our shareholders approved the adoption of our 2010 Stock Incentive Plan, which is a recruiting and retention tool that is consistent with our long-term incentive compensation focus. Approximately 87% of our outstanding shares were cast on the proposal and 86% of the votes cast voted in favor of the proposal.

Our communication process with institutional and retail shareholders is thorough and transparent. Investment research on our Company and common stock is broad and deep with experience and insight. During 2009, we added our 11th and 12th investment firms providing equity research coverage on our Company. We welcome Soleil Securities Corporation and Raymond James & Associates to our coverage group. We have approximately 2,100 shareholders of record and approximately 200 institutional firms that reported holding our common shares in their investment portfolios.

Navigating Troubled Waters



The U.S. economy continued to sputter in 2009 after two years of modest decline, though signs of stabilization surfaced as the year progressed. Rates of unemployment in many parts of the country marched upward throughout the year. These unemployment rates did not take into account the historically high levels of discouraged individuals who have effectively exited the work force, due to limited job prospects. Markets in which we have operated for numerous years ("legacy markets") held up relatively well compared to many other markets, including markets we recently entered. We faced considerably lower economic market risk due to very limited credit exposure in the new markets, compared to our legacy markets.

For years, many consumers borrowed heavily for near-term consumption and durable goods purchases. As business sales slowed, unemployment rates rose, consumer wealth evaporated, and consumers changed course quickly. The demand for consumer credit fell sharply over the last few years as a sizable de-leveraging process commenced. Combined with tightened underwriting standards at many financial institutions, consumer financial stress escalated rapidly. This situation led to significant credit losses and depleted the thin capital levels at many financial institutions. We avoided many of the consumer credit issues that other institutions faced largely because of our conservative underwriting and relatively healthy legacy markets.



> "There have been three great inventions since the beginning of time: fire, the wheel, and central banking."
>
> *—Will Rogers, Humorist (1879-1935)*

Florida, the Sunshine State, offers 663 miles of some of the finest beaches in the world. It is the fourth most populated state in the U.S.

—www.stateofflorida.com

Many housing markets across the country continued to face severe stress in 2009, while markets that experienced significant speculative demand, excessive supply, and rapid housing price increases over the prior decade, saw mixed improvement. Federal Reserve purchases of U.S. Treasury financial instruments artificially lowered interest rates, in general, throughout the year. Likewise, Federal Reserve purchases of mortgage-related securities provided an additional benefit to lower mortgage-related interest rates in 2008 and 2009. It was estimated that the U.S. government guaranteed or purchased over 90% of mortgage loan production in 2009. This cannot continue indefinitely. Unless the private sector or foreign buyers take a heightened interest in purchasing these securities, significant risk for higher interest rates exists in the future.

New Home Sales, Inventory, And Months' Supply



Units in 000's
Months
1,400
1,200
1,000
800
600
400
200
13
12
11
10
9
8
7
6
5
4
3
New Home Inventory
New Home Sales
New Home Supply (right scale)
Dec 99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09

Source: Bloomberg

Demand for housing remained tepid in 2009, given an abundance of housing inventory in many markets. Builder confidence remained very low by historical measures. National housing statistics of new home sales reflected continued weak demand. Housing supply turnover figures remained slow, and inventories were bloated in 2009. Our relatively low level of exposure to housing in our legacy markets was confined primarily to home equity loans and lines and private banking mortgages. Our low housing exposure level, favorable local employment conditions, and the relatively modest strength of housing in our legacy markets—compared to national conditions—contributed to stable consumer and mortgage credit conditions at our Company.

Estimated Months' Supply Of Residential Housing Inventory


Panama City, FL
Pensacola, FL
Baldwin County, AL
Tuscaloosa, AL
West Palm Beach, FL
Mobile, AL
Ocala, FL
Birmingham, AL
Tallahassee, FL
State of Alabama
Montgomery, AL
Tyler, TX
Ft. Lauderdale, FL
Miami, FL
Ft. Walton Beach, FL
Ft. Pierce – Port St. Lucie, FL
Lakeland-Winter Haven, FL
Punta Gorda, FL
Beaumont, TX
Jacksonville, FL
State of Arkansas
Texarkana, TX
State of Florida
Tampa-St. Petersburg, FL
Melbourne-Titusville, FL
Ft. Myers-Cape Coral, FL
Sarasota-Bradenton, FL
San Antonio, TX
Memphis, TN
Shreveport-Bossier City, LA
Huntsville-Madison, AL
State of Texas
Lafayette, LA
Ft. Worth, TX
Bryan-College Station, TX
Houston, TX
Gainesville, FL
Austin, TX
Dallas, TX
Orlando, FL
Daytona Beach, FL
0
2
4
6
8
10
12
14
16
18
20
22

Sources: Florida Association of Realtors; Sterne Agee; Texas A&M University-Real Estate Center; University of Alabama-Alabama Center for Real Estate; Coldwell Banker; Memphis Area Association of Realtors; Van Eaton & Romero

A few of our legacy markets are either directly or indirectly influenced by energy price changes. Energy prices were relatively high in 2009 by historic standards, benefiting such areas as Houston, southern Louisiana, Shreveport-Bossier City, and central Arkansas. Our direct exposure to the energy sector was relatively small in 2009 compared to peers. At December 31, 2009, energy-related credits accounted for only 2% of our total loan portfolio.

Energy exploration and production ("E&P") businesses in Houston and oil services businesses in South Louisiana provide potential opportunity for client expansion in the future. We must possess the appropriate talent and infrastructure to serve the needs of selected potential clients in the energy sector. We have successfully recruited individuals who have many years of valuable experience in serving high-quality clients in those sectors, and we have made good progress in establishing infrastructure to support our new team. We also foresee future opportunities to participate in potential capital markets activity in the energy sector. As a result, we expect to methodically and carefully enhance our banking presence in this area over the next few years.

The banking industry has changed considerably in a very short period of time. The chart below shows additions to the number of banks and thrifts (through new charters granted) and reductions due to mergers and failures (indicated by negative figures). New bank charters were granted in waves and recently diminished significantly. Mergers peaked in the 1980s and 1990s and declined since that period. Massive failures occurred in the 1930s and the late 1980s and have escalated recently, but remain well below prior periods of distress.

Number Of Bank And Thrift Failures, Mergers And New Charters



400
200
0
(200)
(400)
(600)
(800)
(1,000)
(1,200)
New Charters
Mergers
Failures & Others
1935
1938
1941
1944
1947
1950
1953
1956
1959
1962
1965
1968
1971
1974
1977
1980
1983
1986
1989
1992
1995
1998
2001
2004
2007
2009

Sources: FDIC and Office of Thrift Supervision

Continued weakness in the industry and economic headwinds will likely result in the failure of additional financial institutions in future years. The FDIC serves as an integral component of the resolution process of failed financial institutions.

Most people do not realize the FDIC is funded not by the federal government, or taxpayers, but by contributions from member banks and thrifts (through insurance assessments that go into the FDIC's Deposit Insurance Fund, or "DIF"). The DIF is required to maintain a specified operating level of reserves. If the DIF reserves fall below that level, the FDIC can raise assessments from its members or borrow from the U.S. Treasury. After building the DIF reserve over the last two decades, the DIF depleted rapidly as estimated DIF reserve losses skyrocketed due to the cost of resolving failed financial institutions. The quarterly FDIC insurance assessment rate was raised in early 2009, causing the cost of FDIC insurance to rise dramatically for all member institutions. Our insurance assessment increased from $2.7 million in 2008 to $9.4 million in 2009, an increase of 254%. Included in the current year's assessment, the industry was charged with a large special assessment in the second quarter of 2009, of which our cost was $2.6 million, or $0.11 per share. Finally, during the third quarter of 2009, the industry was asked to pre-pay the scheduled insurance assessments for the next three years to replenish the depleted DIF reserves. Despite the elevated insurance costs, we had strong earnings to absorb these costs, unlike many other financial institutions.

Our nation's consumers and businesses borrowed extensively over the last decade to invest in various forms of real estate. That leveraging process is now operating in reverse, as individuals and businesses pay down debt to more manageable levels. This deleveraging process is very painful. The government's monetary and fiscal stimulus intervention programs attempt to "re-lever" our economy back to strength. This is a very delicate balance and may ultimately simply shift near-term debt balances from highly leveraged consumers and businesses to new long-term debt on highly leveraged governments at all levels—national, state, and local. During 2009, we stated our concern that this debt expansion may result in long-term inflation and a bias toward higher interest rates. As a result, we undertook some modest methodical steps to rebalance portions of our expected cash flows in preparation for this potential risk.

Over the last decade, we took many actions that placed our balance sheet in a favorable position from interest rate, funding, and credit risk perspectives. Risk modeling that we used to determine our exposure to changes in interest rates indicated we were slightly asset sensitive at year-end 2009. This implied we would benefit from a general increase in interest rates, given certain assumptions. Conversely, a general decrease in interest rates would reduce our income stream by a very modest amount. We consider this a favorable position, given the potential for higher interest rates over the long term.

Core deposits primarily funded our asset base as opposed to wholesale funding sources. At year-end 2009, we had only $175 million, or 2% of our liability base, in brokered deposits. We had no short-term commercial paper outstanding or term notes. During the third quarter of 2009, we paid off nearly all of our short-term Federal Home Loan Bank ("FHLB") advances, which are generally considered a wholesale funding source. We locked in relatively favorable pricing on long-term FHLB advances during 2008 and 2009. Additional FHLB advances were assumed in 2009 in association with the FDIC-assisted transactions, which were acquired at favorable rates. While competitors faced funding challenges, we are currently funded primarily by core deposits, and we secured additional long-term funds at attractive costs.

From a credit perspective, we avoided many problems. We did not participate in the sub-prime mortgage fiasco, and did not originate and sell exotic mortgage loan products that have devastated much of the industry. These products include so-called "liar" or no-document loans, option ARMs, negative amortization ARMs, and many others. We focused on serving the needs of our clients, not on selling inappropriate products to people who could ill afford them. We sold nearly all retail mortgage loans that we originated in 2009 to third-party investors, further reducing our risk. We originated approximately $1.6 billion in residential mortgage loans in 2009, up 73% compared to 2008. We were a very important source of credit for homeowners in our markets, and at the same time avoided many risks.

We navigated the treacherous waters of interest rates, market risk, and credit risk, but not without challenges. Our title insurance agency business demonstrated a mixed performance in 2009. Some aspects of the business saw considerable improvement in tandem with mortgage refinancing activity; however, other aspects experienced less successful results. Accordingly, our annual goodwill impairment tests determined a portion of the goodwill associated with the Company's title insurance business was impaired by approximately $10 million. In the fourth quarter of 2009, we incurred this non-cash impairment charge, which had no impact on the regulatory capital of the Company.


Against The Grain

We are very proud of our history and our business model, which differs significantly from other financial institutions. Our Company and its predecessors have operations dating back to 1887. To place that in perspective, we were serving clients before the advent of radio, the gasoline engine, and air conditioning. Our Company has survived many panics, wars, floods, and other challenges, yet prospered and grown. As shown in the subsequent chart, we experienced favorable growth in recent years, reaching nearly $10 billion in assets at year-end 2009.


The rich soil and mild temperature of Alabama are perfect for growing wheat (pictured here) and a number of other crops including, cotton, peanuts, and sweet potatoes.

– www.agclassroom.org

"While we think the company is building an infrastructure to tackle additional acquisitions, and it has superb access to capital markets to support such strategic moves, IBKC remains an organic growth story."

—FIG Partners, research report dated January 28, 2010

Asset Growth For 122 Years


$10 Billion
Total Assets
Billions
$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
2009: Orion Bank & Century Bank Acquisitions
2009: CapitalSouth Bank Acquisition
2009: Pulaski Bank & Trust name change to IBERIABANKfsb
Pulaski Mortgage name change to IBERIABANK Mortgage
2008: ANB Financial Acquisition
2007: Pocahontas Bancorp Acquisition
2007: Pulaski Investment Corp., Pulaski Mortgage, and Lenders Title Company Acquisition
2005: American Horizons Bank Acquisition
2004: Alliance Bank of Baton Rouge Acquisition
2003: Acadiana Bancshares & LBA Savings Bank Acquisition
1998: First Commerce Corp. Branch Acquisition
1997: Jefferson Bancorp Acquisition
1887
1897
1907
1917
1927
1937
1947
1957
1967
1977
1987
1997
2007
2009
Founded
March 1887
Spanish-
American War
Bank Panic & SF Earthquake
Ford Introduces Model T
U.S. Enters World War I
Market Crash & Great Depression
U.S. Enters World War II
U.S. Enters Korean Conflict
U.S. Enters Vietnam War
Watergate
Oil Prices Collapse
U.S. Enters Persian Gulf War
World Trade Center Event
Hurricanes Katrina & Rita
U.S. Recession

Since the change in strategic direction of the Company (beginning around year-end 1999) through year-end 2008, approximately 27% of our asset growth was through internal, or organic, means. Between year-ends 2008 and 2009, our organic loan growth was $298 million, or 8%, and organic deposit growth was $544 million, or 14%.

Our organic growth was driven by a focus on people and local decision-making, with centralized support. We recruited individuals and teams focusing primarily on middle-market commercial and industrial ("C&I") clients, private banking relationships, retail branch personnel, and support functions. These individuals and teams were typically recruited from large, bureaucratic commercial banks after being dissatisfied with the direction of those companies and the treatment of their clients and fellow associates. These recruiting opportunities accelerated dramatically in recent years as large, clumsy banks further lost their way and continued to lose client and associate relationships they had built over many years.

During this period, large banks focused on improving their own efficiencies instead of meeting their clients' needs. They outsourced their customer service functions to faraway lands, instead of listening and making decisions close to clients. They also played extensively with exotic off-balance sheet financial engineering rather than engaging in basic banking. We "stuck to our knitting" and focused on basic banking with the primary goal of meeting clients' needs.

We shunned lending exposures in construction and land development ("C&D"), investor commercial real estate ("CRE"), high loan-to-value and over-extended consumers, start-up and certain hospitality sectors, and other speculative opportunities. We maintained discipline and focused on clients and types of lending that we knew well, and thus avoided problems. Over the last 10 years, we diversified our lending base, stressed the importance of limiting loan concentrations, and avoided speculative lending activity.

Our recent FDIC-assisted acquisitions brought heightened C&D exposure; however, we received FDIC loss-share protection on those loans for the next five years. We anticipate aggressively working out of those credits over that time period. Exclusive of the FDIC-assisted C&D loans, our C&D exposure is extremely small compared to much of the industry and, particularly, our peers.

Construction & Land Development Loans As A % Of Total Loans



IBERIABANK Corporation
SE U.S. BHC AVERAGE
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
C&D/Total Loans %
16.4%
5.0%
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08
Dec 09

Source: SNL and Company Financials—excluding FDIC covered loans.



Road Less Traveled

Our core legacy markets exhibited economic stability and very limited housing price speculation. By focusing on urban and suburban markets with our targeted business model, we have the ability to grow our franchise at a comfortable pace without embracing the risk that others have taken. Our growth has typically entailed taking market share away from distracted competitors; therefore, market growth was not a primary consideration in our strategy. In contrast, some competitors relied on growth in the market to expand earnings. As such, they targeted some of the fastest growing markets in the southeastern U.S. This meant they "chased demographics" (and ultimately real estate lending) in pursuit of growth.

We didn't take shortcuts. We were not compelled to chase demographics and pay astronomical prices for banking franchises in overheated and overextended real estate markets funded with wholesale liabilities.

We took a very different strategic approach. During the past decade, we entered slower-growth markets that possess favorable competitive dynamics, more modest economic growth, and less reliance on the housing sector for economic vitality. When other banks were expanding headstrong into Atlanta, Dallas, and fast-growth markets in Florida at the peak of the housing bubble, we entered more moderate-growth metropolitan markets in Louisiana, Arkansas, and West Tennessee.

When residential housing prices collapsed in the frothy markets under the weight of shrinking demand and excessive speculative supply, many competitors buckled. Our core legacy markets faced only mild economic softness due to limited speculative excesses and little dependence on the housing sector. Focusing on high-quality commercial and private banking clients with proven capabilities and liquidity also meant limited credit deterioration.



> "If you want to succeed you should strike out on new paths rather than travel the worn paths of accepted success."
>
> *— John D. Rockeller (1839–1937), an American industrialist, revolutionized the petroleum industry and defined the structure of modern philanthropy. In 1870, he founded Standard Oil Company and ran it until he retired in 1897.*

The Arkansas Ozarks are a physiographic, geologic, and cultural highland region of the central United States. It covers much of the southern half of Missouri and an extensive portion of northwest and north central Arkansas. The region also extends westward into northeast Oklahoma and extreme southeast Kansas.

– www.wikipedia.com

We took the less-traveled fork in the road and, by doing so, we ultimately landed in the unique position to act upon favorable expansion opportunities. On May 9, 2008, we acquired certain assets and assumed certain liabilities of ANB Financial, based in Bentonville, Arkansas, with eight offices in Northwest Arkansas. This was considered one of the first relatively large FDIC-assisted transactions in the current failed-bank cycle. We quickly learned how to navigate the terrain in these types of transactions, which became very helpful in regard to future opportunities.

During 2009, we completed three FDIC-assisted transactions that in many ways were transformational for our Company. These three transactions provided us entrance into nine MSAs in Alabama and Florida with varying levels of market presence. The cost to enter these markets was extremely favorable, and the time frame to build out was lightening fast.

On August 21, 2009, we acquired certain assets and assumed certain liabilities of CapitalSouth Bank, based in Birmingham, Alabama. We ultimately acquired 10 offices in the Alabama MSAs of Birmingham, Montgomery, and Huntsville, and the Jacksonville, Florida MSA. We assumed $546 million in deposits and acquired $493 million in loans and $10 million in other real estate owned ("OREO"). The loans and OREO acquired were covered under a loss-share agreement with the FDIC, which affords us significant protection. The loss-share agreement provides loss protection on covered assets for a period of five years for commercial-related assets and 10 years for residential real estate-related assets. Assets associated with this acquisition were purchased at a discount of $80 million. We recognized a gain of $57 million in association with this acquisition in the third quarter of 2009.

On November 13, 2009, we acquired certain assets and assumed certain liabilities of Orion Bank, based in Naples, Florida, and Century Bank, fsb, based in Sarasota, Florida. We ultimately acquired 34 offices in the Florida MSAs of Naples-Marco Island, Bradenton-Sarasota, Key West, Cape Coral-Fort Myers, and Miami-Ft. Lauderdale. We assumed $2.5 billion in deposits and acquired approximately $1.7 billion in loans. Most loans and OREO acquired were covered under FDIC loss-share agreements. We purchased the assets of these companies at a discount of $420 million, and we recognized a gain of $170 million in the fourth quarter of 2009 in association with these acquisitions. Over the weekend of closing these transactions, we placed more than 100 of our people on the ground in the Orion Bank and Century Bank markets to assist in the acquisition and assimilation process.

In aggregate, the FDIC-assisted acquisitions in 2009 brought us 44 offices in six Florida MSAs and three Alabama MSAs, over $3 billion in deposits and $2 billion in loans. We formed a "Business Credit Services Group," staffed with more than 100 associates, to manage the acquired assets and comply with the loss-share agreements. We also formed a separate FDIC-related accounting department to ensure adequate reporting and accounting for the transactions.

These acquisitions are very positive for our Company, both from financial and strategic perspectives. They provided low-cost and low-risk entrance vehicles into several excellent long-term banking markets that we believe will offer improved competitive dynamics over time. As compared to many of our legacy markets, the acquired markets have significantly higher unemployment rates and very poor-performing real estate markets. While lending remains weak in many of these new markets, deposit balances are strong and deposit pricing characteristics are anticipated to improve over time. We believe that by entering these markets at this stage of the local economic cycle and with the financial considerations we received, our path and timing of these transactions were very fortuitous.

As beneficial as these transactions may be, they are simply one path in our journey. We focus on both organic growth and selected acquisition opportunities, one type of which is FDIC-assisted deals. Acquisitions, including FDIC-assisted opportunities, have complemented our organic growth initiatives in many ways. We do not view acquisitions as an "end," but as a means to an end.

Average Deposits Per Office By MSA



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Average Branch Deposits ($millions)
IBERIABANK Average Branch Size
Competitor Average Branch Size
New Iberia, LA
Lafayette, LA
Baton Rouge, LA
Shreveport, LA
Memphis, TN
Ruston, LA
Monroe, LA
New Orleans, LA
Little Rock, AR
Jonesboro, AR
Crowley, LA
Abbeville, LA
Houma, LA
Fayetteville, AR
Paragould, AR
Bastrop, LA
Mobile, AL
Naples, FL
Miami, FL
Sarasota, FL
Birmingham, AL
Jacksonville, FL
Cape Coral, FL
Montgomery, AL
Huntsville, AL
Key West, FL
Legacy IBERIABANK MSAs
Acquired IBERIABANK MSAs

Source: SNL

Interestingly, a recent study by Grant Thornton indicated that 62% of surveyed bank executives would like to purchase a failed bank in an FDIC-assisted transaction, but only 2% had successfully purchased one. We suspect many of these individuals may not fully understand the process well, nor do their companies have the attributes that we believe are important to successfully integrate and grow these entities after the acquisitions are completed. We believe we have the strategic vision, knowledge of the markets, successful business model, and people connectivity that are important milestones on that path to success.

We do not view a size-target as a strategic goal. Growth in size, like we experienced since our founding 123 years ago, and in particular in 2009, is simply a by-product of opportunity and achievement. Our goals focus primarily on our clients and our shareholders. Since year-end 1999, we have added more than 1,800 talented team members to our Company to drive and support our growth.

Most bank holding companies have one or more subsidiaries that are either a commercial bank or a thrift subsidiary, but not both types. We have both a commercial bank and a thrift subsidiary. Our commercial bank subsidiary (IBERIABANK) operates in Louisiana, Alabama, and Florida. Our thrift subsidiary operates in Arkansas, Tennessee, and Texas, and the thrift charter provides us tremendous flexibility in branching. On May 4, 2009, we changed the name of the thrift subsidiary from Pulaski Bank and Trust Company to "IBERIABANK *fsb*." In addition, we likewise changed our mortgage Company (which is a subsidiary of the thrift) from Pulaski Mortgage Company to "IBERIABANK Mortgage Company." These changes provided common branding across our rapidly expanding footprint.



Timing Is Everything

In the fall of 2007, the financial services industry and the U.S. economy in general began to unravel. Many companies found themselves in a very precarious position – mounting losses leading to capital depletion, share prices plummeting, and no access to new capital. The capital markets remained closed to all but a select few institutions that boasted sound asset quality, clean balance sheets, and capital strength. Investors were not looking to "plug a hole in a problem," but to invest in companies that were healthy and opportunistic.

Given the challenges in the capital markets and the perceived systemic risk of the banking industry that existed at the time, we made a difficult decision. On December 5, 2008, the U.S. Department of the Treasury invested $90 million in preferred stock in our Company under the CPP of TARP. We accepted only $90 million, though we were approved to receive up to $115 million.

Eleven days later, we closed a public underwritten common stock offering with net proceeds of $109 million at a price of $40.00 per share. This confirmed at the time that we were one of few banks that could successfully issue common stock in a very difficult environment. As an indication of strong investor demand, the offering was priced at a slight discount to our trading price immediately following the offering, and was oversubscribed by approximately 2.5 times.



Sunset at Mallory Square, Key West, Florida is seen here. The Florida Keys is a chain-like cluster of about 1700 islands that begin at the southeastern tip of the Florida peninsula, about 15 miles south of Miami. They extend in a gentle arc south-southwest and then westward to Key West, the westernmost of the inhabited islands, and on to the uninhabited Dry Tortugas.

– www.wikipedia.com

> “Experience is a hard teacher because she gives the test first, the lesson afterwards.”

— Vernon Sanders Law (born March 12, 1930 in Meridian, Idaho) is a retired Major League Baseball pitcher. He played for 16 seasons (1950-1951 and 1954-1967) for the Pittsburgh Pirates.

With our abundance of capital, stabilizing economic conditions, and unfavorable changes in the TARP program, we determined the U.S. Treasury's investment in our Company was no longer warranted. On March 31, 2009, we were the first TARP recipient in the country to redeem the TARP preferred stock and on May 20, 2009, we were the second TARP recipient in the country to repurchase the TARP-related warrants.

On July 6, 2009, we followed with a second public underwritten common stock offering, this time with net proceeds of approximately $165 million. The second offering was priced at $39.00 per share, or a small 1% discount to the last price, was oversubscribed by four times, and had total orders from investors of $1.6 billion. Many industry observers considered this offering a tremendous success at a very challenging time in the industry. This offering, in combination with the first offering, provided substantial offensive firepower for our Company and helped place us in a very unique position to focus on opportunities.

These opportunities surfaced in many different forms during this period, including one identified in the chart below. At the trough of long-term interest rates in December 2008, we locked in very long-term funding by swapping variable rate funding on our trust-preferred securities to fixed rates over a 27.5-year period. The all-in cost of our trust-preferred instruments over the remaining term of those instruments is approximately 4.98% on a pre-tax basis. The timing of this action was impeccable. At December 31, 2009, these swaps had an unrealized gain of $19 million. If long-term interest rates rise, these swaps will substantially increase in value, given the long duration of these financial instruments.

30-Year Swap Curve Trend Between Year-ends 1999 And 2009


8.00%
7.50%
7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
December 2008 = 2.67%
Feb 99
May-99
Aug-99
Nov 99
Feb 00
May 00
Aug 00
Nov 00
Feb 01
May 01
Aug 01
Nov 01
Feb 02
May 02
Aug 02
Nov 02
Feb 03
May 03
Aug 03
Nov 03
Feb 04
May 04
Aug 04
Nov 04
Feb 05
May 05
Aug 05
Nov 05
Feb 06
May 06
Aug 06
Nov 06
Feb 07
May 07
Aug 07
Nov 07
Feb 08
May 08
Aug 08
Nov 08
Feb 09
May 09
Aug 09
Nov 09

Source: Bloomberg

Favorable interest rate trends in 2009 also provided an opportunity to recognize nearly $7 million in gains on the sales of investment securities in 2009. We started 2009 with an unrealized gain in the investment portfolio totaling $20 million, and ended the year with approximately the same level. The investment portfolio lengthened slightly during the year, with the modified duration rising from 2.5 years to 3.0 years (which is still quite short and, therefore, less risk by industry standards).

Trends In 30-Year Treasury Bond And 30-Year Mortgage Loan Rates


30 Year Mortgage
30 Year Treasury
9.50%
8.50%
7.50%
6.50%
5.50%
4.50%
3.50%
2.50%
5.08%
4.64%
Dec 99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09

Source: Bloomberg

Interest rates on mortgage loans declined rapidly in 2008, followed by sustained favorable mortgage rates in 2009. We experienced tremendous growth in loan originations and gains on the sale of loans to secondary market investors. In 2009, we originated $1.6 billion in residential mortgage loans to clients, up 73% compared to 2008. Only approximately 30% of our originations during 2009 were refinance-related, compared to an industry average of approximately 65%. We sold $1.6 billion in mortgage loans to investors, up 70% compared to 2008. Over this period, gains on the sale of mortgage loans totaled $35 million, up 39% from 2008.

Changes within the mortgage origination industry in 2009 provided additional opportunity to recruit seasoned production teams during the latter part of the year. Our mortgage staff increased in size by 31% between year-ends 2008 and 2009. We opened eight new mortgage locations in Alabama (Montgomery, Prattville, Auburn, and Birmingham), Georgia (Columbus and Valdosta), Florida (Tampa), and Idaho (Idaho Falls). At year-end 2009, we had 47 mortgage locations in 12 states. An additional mortgage loan production office opened in Ft. Myers, Florida in early 2010.

Our commercial banking franchise expanded considerably last year. Early 2009, we opened a full-service office in Mobile, Alabama. This team of 10 individuals is focused on building a high-quality middle-market commercial client base. By the end of 2009, our operations in Mobile reached $41 million in loans and $13 million in deposits. We expect to open two additional locations in this market in 2010.

Another new market for our Company in 2009 was Houston, Texas. We assembled a team of 17 individuals to focus on commercial and private banking clients. This team includes commercial bankers with energy expertise. By year-end 2009, the Houston operations had $51 million in loans and $26 million in deposits. We expect to add four new locations in the greater Houston market in 2010.

The FDIC-assisted transactions completed in 2009 provided 44 new commercial and retail banking offices in Alabama and Florida. In the Birmingham, Alabama MSA, three offices were acquired, which provided a toe hold for potential growth in that market. With the recruitment of a new Market President, we have built a team of nine individuals to begin to tackle the commercial and private banking business in the Birmingham market area. We anticipate adding three new locations in the greater Birmingham area in 2010.

High-quality talent additions in New Orleans provided significant lift in that market during 2009. Loans climbed 32% in the New Orleans market and deposits climbed an astounding 67%, including a blistering annualized pace of 157% in the fourth quarter of 2009. Our other markets delivered excellent results in 2009 as well.

In summary, we demonstrated excellent timing in our investment sales, extension of liabilities, organic growth, and market expansion. Our capital-raising activities were timed to coincide with periods of limited competing deals, so as to maximize investor focus and attention on our offerings. We did significant homework to understand the FDIC-assisted transaction process and potential opportunities. Our integration teams were well prepared to ensure that the conversion, integration, and assimilation processes were completed in a timely and accurate manner. Overall, actions and preparations we took over the last decade placed us in a unique position of strength to capitalize on those transactions.



Strength In Numbers

Operating from a position of strength is a critical attribute during periods of uncertainty, upheaval, and opportunity. Our Company's strengths during 2009 included, among others, all five focal points used by many bank and thrift regulators in their "CAMEL" ratings: namely **C**apital, **A**sset quality, **M**anagement, **E**arnings, and **L**iquidity/funding. Very few financial institutions could stake such a claim.

Capital.

We raised capital in many different forms over the last few years. In 2006, we issued $30 million in common stock to qualified investors in a private placement, or "Pipe." In 2008, we issued $7 million in trust-preferred securities, $25 million in subordinated debt that qualifies as bank capital, $90 million in preferred stock under the CPP of TARP, and common stock with net proceeds of $109 million. In 2009, we followed with another common stock sale with net proceeds of $165 million. These capital-raising activities were completed at a time when many other financial institutions could not raise equity, or could do so only at highly dilutive prices. Interestingly, we also effectively raised capital through the $227 million pre-tax gains recognized in 2009 associated with the FDIC-assisted transactions.



"We believe IBKC remains one of the best-positioned banks in the Southeast and Southwest and anticipate the company will opportunistically capitalize on growth opportunities, both organic and acquisitions, going forward. Moreover, its superior asset quality and core earnings power will continue to be differentiating factors for the company, in our view."
—Raymond James & Associates, research report dated January 29, 2010

Photo by Duncan McKinnon © 2010

The Vulcan, Alabama's colossal sculpture, is the world's largest cast iron statue and considered one of the most memorable works of civic art in the United States. Designed by Italian artist Giuseppe Moretti and cast from local iron in 1904, it has overlooked the urban landscape of Alabama's largest city, Birmingham, since the 1930s.

- *www.visitvulcan.com*

Given the favorable market conditions for our common stock, we were able to issue common stock at significant book value multiples and thus limited the dilutive aspect of the additional share count. Since year-end 2008, our market capitalization has increased approximately $356 million, or 47%, to end 2009 at $1.1 billion. This improvement in market capitalization contrasts with a general decline in industry figures. Our capital ratios were also very favorable compared to our peers.

Asset Quality.

Asset quality has been a hallmark of our Company for many years. The FDIC provided substantial credit protection for loans and OREO acquired in the FDIC-assisted transactions we completed in 2009. In aggregate, we acquired $3 billion in loans and OREO that are covered under these FDIC loss-share agreements. Over the terms of the loss-share agreements, the FDIC will cover 80% of the losses on the disposition of covered assets up to specified threshold levels. During these terms, the FDIC will also cover 95% of losses that exceed that threshold level. We believe we have factored in the portion of the potential loss exposure on these assets in the approximately $500 million discount we received when we purchased the assets.

Excluding the FDIC-assisted transactions in their entirety, our nonperforming assets ("NPAs") as a percentage of total assets equated to 0.91% at year-end 2009, up slightly compared to 0.84% at year-end 2008.

Trends In Nonperforming Assets As % Of Total Assets


6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
NPAs + 90 Day Past Due + TDR/Assets %
IBERIABANK Corporation
SE U.S. BHC AVERAGE
4.91%
0.91%
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08
Dec 09

Source: SNL and Company reports; Ratio includes loans past due 90 days or more and troubled debt restructurings; Ratio for IBKC excludes FDIC loss-share covered assets

During 2009, we assertively addressed legacy asset quality concerns as they surfaced. For example, we charged off $31 million in loans during 2009, compared to $10 million in 2008. Between year-ends 2008 and 2009, we increased our reserve for potential loan losses from $41 million to $56 million. As evidence of our loan loss reserve building process, our ratio of loan loss reserve to loans (excluding the covered assets) increased from 1.09% at year-end 2008 to 1.36% at year-end 2009. Finally, we actively continued to reduce the residential construction builder portfolio acquired in association with the acquisition of Pulaski Bank.

Trends In Net Charge-Offs As % Of Average Loans



1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
Net Charge Offs/Average Loans%
IBERIABANK Corporation
SE U.S. BHC AVERAGE
1.64%
0.73%
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08
Dec 09

Source: SNL and Company reports; Ratio for IBKC excludes FDIC loss-share covered assets

Management.

We have exceptionally talented and experienced key personnel in our Company. The 11 most senior officers of the Company average 25 years of experience in the industry and worked, on average, for three different financial institutions. These individuals have broad experiences as well, having held on average 12 different roles or functional responsibilities in their careers. Importantly, these individuals are culturally consistent with our Company. They are geographically dispersed in seven different cities throughout the southeastern United States. The geographic dispersion and breadth and depth of experience provide a unique combination of local market knowledge and people connectivity.

The growth of the Company has necessitated the commensurate growth in support functions while keeping a keen eye on efficiency. Recent additions in 2009 included a new Chief Credit Officer (we now have four individuals in our senior ranks with many years of experience as Chief Credit Officer at major banking organizations), a new Chief Risk Officer, and a Director of Organizational Development. The Chief Risk Officer has responsibilities encompassing global enterprise risk management ("ERM") functions within our Company. We also bolstered ERM functions in 2009, including audit, loan review, compliance, security, and others. We expect to continue to attract and retain strategic hires in key front line and back office positions as we expand our franchise over time.

Earnings.

We reported record net income to common shareholders on a diluted basis of $144 million, an increase of $106 million, or 273%, compared to 2008. Fully diluted earnings per share attained a record level of $8.03, compared to $2.96 in 2008. We reported a ratio of return on average assets of 2.37% and return on average tangible equity of 29.28% for 2009, both records as well.

We also reported the highest book value per share in our Company's history, reaching $46.04 at year-end 2009. Similarly, tangible book value per share was $33.53 at year-end 2009. These figures were up 14% and 39%, respectively, compared to year-end 2008.

IBERIABANK Corporation Book Value Per Share And Tangible Book Value Per Share



$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
Book value per share
Tangible book value per share
$46.04
$33.53
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

Liquidity/Funding.

In 2008, we completed a very successful deposit campaign that generated approximately $450 million in incremental deposits, of which approximately 70% was retained. An additional $200 million in excess liquidity was initially received in the FDIC-assisted acquisition of ANB Financial. That transaction was structured primarily as a deposit assumption, as very few loans were purchased in the deal.

Excess liquidity emanated from the FDIC-assisted deals completed in 2009 due to significant cash discounts received on assets purchased. We estimate that we had over $350 million in excess liquidity at year-end 2009.

Over time, we expect the deposit base of the acquisitions to remain fairly stable or grow, given the healthy and favorable ratings of our Company compared to many other competitors in our new markets. At the same time, we expect that problem credits at the acquired entities will be resolved, resulting in either cash flow from the individual loans or from the FDIC loss-share agreements. Until those cash flows are fully affected, we expect to operate with higher liquidity levels than in prior periods.

In Summary

We are very proud of our tremendous accomplishments in 2009. We made a number of very strategic decisions that resulted in significant and positive changes for our Company. We completed the year as a much larger organization, yet remain focused on our core mission, namely to meet the needs of our clients and to deliver shareholder value with each step we take. Our team understands the need to remain agile, while embracing enhancements that position us well for continued growth in a low-risk fashion. Our actions and key attributes have differentiated our Company from our competitors and from many financial institutions in the industry. We are proud of the unique position we occupy.

Despite the very exciting year just completed, we still have much to accomplish and look forward to making the most of the opportunities available to us in 2010 and beyond.

Financials

Contents

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation (the "Company") and its wholly owned subsidiaries, IBERIABANK, IBERIABANK *fsb* (formerly Pulaski Bank & Trust Company), Lenders Title Company ("LTC"), and IBERIA Capital Partners, LLC ("ICP") as of December 31, 2009 and 2008 and for the years ended December 31, 2007 through 2009. This discussion should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

The Company offers commercial and retail banking products and services to customers in locations in six states through IBERIABANK and IBERIABANK *fsb*. The Company also operates mortgage production offices in twelve states through IBERIABANK *fsb*'s subsidiary, IBERIABANK Mortgage Company ("IMC"), and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through LTC and its subsidiaries.

EXECUTIVE OVERVIEW

The Company's results of operations and financial condition were impacted by a number of significant events during 2009. Management undertook these strategic initiatives to position the Company for future growth through core earnings and provide additional capital to fund the Company's growing operations.

Preferred Stock Redemption

In December 2008, the Company completed the sale of 90,000 shares of its $1.00 par value, $1,000 liquidation value Fixed Rate Cumulative Perpetual Preferred Stock, Series A ("preferred stock"), to the United States Department of the Treasury. The preferred shares included a 10-year warrant to purchase up to 138,490 shares of the Company's common stock at an exercise price of $48.74 per share, for an aggregate purchase price of $6.8 million. The preferred stock and warrant were issued in association with the Capital Purchase Program ("CPP") under the Treasury Department's Troubled Asset Relief Program (commonly referred to as "TARP"). The preferred stock paid an annual dividend of 5.0% and qualified as Tier 1 capital. The fair value allocation of the $90.0 million in proceeds between the preferred shares and the warrant resulted in $87.8 million allocated to the preferred shares and $2.2 million allocated to the warrant.

On February 26, 2009, the Company announced it had filed notice to the U.S. Treasury that the Company would redeem all of the 90,000 outstanding shares of its preferred stock at a total redemption price of $90.6 million, which included the unpaid accrued interest. On the March 31, 2009 redemption date, the Company paid $90.6 million to the U.S Treasury to redeem the preferred stock. At the time of payment, all rights of the Treasury, as the holder of the preferred stock, terminated. At the time of payment, the preferred stock had a carrying value of $87.8 million. The remaining $2.7 million included an accrued dividend of $0.6 million and an accelerated deemed dividend of $2.2 million. As a result, for the year ended December 31, 2009, the dividend paid on the preferred shares totaled $3.4 million.

Acquisition Activity during 2009

Consistent with the Company's growth strategy over the past 10 years, the Company completed three acquisitions during 2009 that significantly grew the Company's asset base and extended the Company's footprint into two new states.

CapitalSouth Bank

On August 21, 2009, the Company announced that IBERIABANK had entered into a purchase and assumption agreement with a loss share arrangement with the Federal Deposit Insurance Corporation ("FDIC"), as receiver of CapitalSouth Bank, Birmingham, Alabama ("CSB") to assume all of the deposits and certain assets in a whole-bank acquisition of CSB, a full-service commercial bank headquartered in Birmingham, Alabama. IBERIABANK now operates ten former CSB branches in four Metropolitan Statistical Areas ("MSAs"): Birmingham, Montgomery, and Huntsville, Alabama, and Jacksonville, Florida.

The loans and other real estate owned ("OREO") acquired are covered by a loss share agreement between IBERIABANK and the FDIC which affords IBERIABANK significant protection against future losses. Under the agreement, the FDIC will cover 80% of losses on the disposition of loans and OREO up to $135.0 million, or $108.0 million, and 95% of losses that exceed the $135.0 million threshold. The term for loss sharing on single-family residential real estate loans is ten years, while the term for loss sharing on non-residential real estate loans is eight years in respect to losses. The reimbursable losses from the FDIC are based on the book value of the relevant loans as determined by the FDIC at the date of the transaction. New loans made after that date are not covered by the provisions of the loss share agreement. IBERIABANK has recorded a receivable from the FDIC of $88.1 million, which represents the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Company.

Orion Bank

On November 13, 2009, IBERIABANK entered into a purchase and assumption agreement with a loss share arrangement with the FDIC, as receiver of Orion Bank ("Orion"), to purchase certain assets and assume certain deposit and other liabilities in a whole-bank acquisition of Orion, a full-service Florida-chartered commercial bank headquartered in Naples, Florida. IBERIABANK now operates 23 former Orion branches in five MSAs: Naples, Sarasota, Fort Myers, and Palm Beach, Florida, as well as the Florida Keys.

Similar to the agreement to purchase CapitalSouth, the loans and other real estate owned acquired are covered by a loss share agreement between IBERIABANK and the FDIC which affords IBERIABANK significant protection against future losses. Under the agreement, the FDIC will cover 80% of losses on the disposition of loans and OREO up to $550.0 million, or $440.0 million, and 95% of losses that exceed the $550.0 million threshold. The term for loss sharing on single-family residential real estate loans is ten years, while the term for loss sharing on non-residential real estate loans is five years in respect to losses and IBERIABANK reimbursement to the FDIC for a total of eight years for recoveries. The reimbursable losses from the FDIC are based on the book value of the relevant loans as determined by the FDIC at the date of the transaction. New loans made after that date are not covered by the provisions of the loss share agreement. IBERIABANK has recorded a receivable from the FDIC of $711.8 million, which represents the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Company.

Century Bank

Also on November 13, 2009, IBERIABANK, entered into a purchase and assumption agreement with a loss share arrangement with the FDIC, as receiver of Century Bank, FSB ("Century"), to purchase certain assets and assume certain deposit and other liabilities in a whole-bank acquisition of Century, a full-service federal thrift headquartered in Sarasota, Florida. IBERIABANK now operates 11 former Century branches in two Florida MSAs: Sarasota and Bradenton.

The loans and other real estate owned acquired are covered by a loss share agreement between IBERIABANK and the FDIC which affords IBERIABANK significant protection against future losses. Under the agreement, the FDIC will cover 80% of losses on the disposition of loans and OREO up to $285.0 million, or $228.0 million, and 95% of losses that exceed the $285.0 million threshold. The term for loss sharing on single-family residential real estate loans is ten years, while the term for loss sharing on non-residential real estate loans is five years in respect to losses and IBERIABANK reimbursement to the FDIC for a total of eight years for recoveries. The reimbursable losses from the FDIC are based on the book value of the relevant loans as determined by the FDIC at the date of the transaction. New loans made after that date are not covered by the provisions of the loss share agreement. IBERIABANK has recorded a receivable from the FDIC of $232.1 million, which represents the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Company.

The three acquisitions were accounted for under the purchase method of accounting in accordance with Accounting Standards Codification ("ASC") Topic No. 805 (formerly Statement of Financial Accounting Standards No. 141(R), *Business Combinations*, or "FAS 141(R)"). Major categories of assets acquired and liabilities assumed, as well as the gain recorded on each transaction, are presented in the following table. Both the purchased assets and liabilities assumed were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value. Because the fair value of assets acquired and intangible assets created as a result of the acquisition exceeds the fair value of liabilities assumed, the provisions of ASC 805 allow the Company to record a gain resulting from the acquisitions in its consolidated statements of income for year ended December 31, 2009. The gains are included in noninterest income on the Company's consolidated statements of income for the year ended December 31, 2009.

(dollars in thousands)	CapitalSouth	Orion	Century	Total
Assets				
Investment securities	$ 46,027	$ 230,968	$ 22,128	$ 299,123
Loans	363,117	961,094	417,561	1,741,772
Other real estate owned	10,244	28,505	21,150	59,899
Core deposit intangible	377	10,421	2,243	13,041
FDIC loss share receivable	88,093	711,756	232,053	1,031,902
Other assets	102,805	418,944	116,874	638,624
Total Assets	**$ 610,663**	**$ 2,361,688**	**$ 812,009**	**$ 3,784,361**
Liabilities				
Interest-bearing deposits	461,348	1,748,749	504,875	2,714,972
Noninterest-bearing deposits	56,543	134,337	110,940	301,820
Borrowings	30,619	344,690	143,006	518,315
Other liabilities	4,916	15,642	1,586	22,144
Total Liabilities	**$ 553,425**	**$ 2,243,418**	**$ 760,407**	**$ 3,557,251**
Total Equity	**57,238**	**118,270**	**51,602**	**227,110**
Total Liabilities and Equity	**$ 610,663**	**$ 2,361,688**	**$ 812,009**	**$ 3,784,361**

Change in Accounting Principle

The Company's results of operations were also impacted by a change in accounting principle effective in the first quarter of 2009. In September 2008, the Financial Accounting Standards Board ("FASB") issued accounting guidance that clarifies that share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting should be considered participating securities and thus included in the calculation of basic earnings per share. Effective January 1, 2009, these awards are now included in the calculation of basic earnings per share under the "two-class" method, a change that reduces both basic and diluted earnings per share. The "two-class" method allocates earnings for the period between common shareholders and other security holders. All prior period per share data presented has been adjusted retrospectively to conform to the provisions of the principle. As a result of the adoption, basic and diluted income per common share for the year ended December 31, 2009 were $0.23 and $0.19 per share lower, respectively, than they would have been under the previously-used "treasury stock" method of per share calculation. For the year ended December 31, 2008, basic and diluted income per common share were $0.08 and $0.07 lower, respectively, under the current method than the previously reported method, and $0.08 and $0.06 per share lower, respectively, for the year ended December 31, 2007. Adoption had no effect on the Company's retained earnings or other components of equity. For additional information, see Note 2 to the Company's consolidated financial statements.

Balance Sheet Position and Results of Operations

The Company's income available to common shareholders for 2009 totaled $147.9 million, or $8.03 per share on a diluted basis, a 273.8% increase compared to the $39.6 million earned for 2008. On a per share basis, this represents a 170.8% increase from the $2.97 per diluted share earned in 2008. The increase in per share earnings is a result of the gains the Company recorded on its three acquisitions in 2009. Total acquisition gains of $227.3 million, as well as a $35.1 million increase in net interest income, drove earnings growth. Key components of the Company's 2009 performance are summarized below.

- Total assets at December 31, 2009 were $9.7 billion, up $4.1 billion, or 73.7%, from $5.6 billion at December 31, 2008. The increase is primarily the result of assets acquired from Orion, Century, and CSB. Assets acquired totaled $3.8 billion at the time of acquisition, with loans of $1.7 billion and a loss share receivable of $1.0 billion accounting for the majority of the growth.

- Total loans at December 31, 2009 were $5.8 billion, an increase of $2.0 billion, or 54.5%, from $3.7 billion at December 31, 2008. Loan growth was a result of $1.7 billion in loans acquired, as well as organic growth of $298.2 million, or 8.0%.

- Total customer deposits increased $3.6 billion, or 89.1%, from $4.0 billion at December 31, 2008 to $7.6 billion at December 31, 2009. The increase was primarily the result of the $3.0 billion in deposits obtained in the three acquisitions during 2009. Total noninterest-bearing accounts increased $364.6 million, or 58.7%, during 2009, providing the Company a significant funding source for loan growth. Total interest-bearing deposits increased $3.2 billion, or 94.7%, during 2009. Although deposit competition remained intense through much of 2009, the Company was able to generate strong organic growth across its many deposit products. Organic deposit growth was driven by the opening of new markets during 2009, as well as growth in many of the Company's core markets.

- Shareholders' equity increased $220.0 million, or 30.0%, from $734.2 million at December 31, 2008 to $954.2 million at December 31, 2009. The increase is the result of earnings for the year and the Company's common stock issuance of 4.4 million shares in July 2009. Growth in shareholders' equity was offset partially by the Company's redemption of its preferred shares during the first quarter.

- Net interest income for the year increased $35.1 million, or 25.5%, in 2009 versus 2008. This increase is largely attributable to a $347.2 million increase in average net earning assets. The corresponding net interest margin ratio on a tax-equivalent basis increased six basis points to 3.09% from 3.03% for the years ended December 31, 2009 and 2008, respectively, due to changes in the volume and mix of the Company's assets and liabilities and rate decreases driven by federal funds, Treasury, and other Company borrowing rate decreases during 2009. Most of the Company's variable rate loans and deposits are tied to these rates and thus the repricing of these assets and liabilities during 2009 decreased both the average earning asset yield and the interest-bearing liability rate.

- Noninterest income increased $241.1 million, or 262.2%, for 2009 as compared to 2008. The increase was primarily driven by gains from the Company's acquisitions. Noninterest income for 2009 also reflects a $9.8 million increase in gains on the sale of loans, primarily from IBERIABANK *fsb*'s mortgage origination subsidiary, IBERIABANK Mortgage Company ("IMC").

- Noninterest expense increased $62.0 million, or 38.5%, for 2009 as compared to 2008. The increase was attributed to higher salaries and employee benefits from the acquisitions, as well as increased occupancy, equipment, and other branch expenses resulting from the Company's expanded footprint. Noninterest expenses also increased as a result of higher costs of OREO properties and deposit insurance premiums.

- The Company recorded a provision for loan losses of $45.4 million during 2009, compared to a provision of $12.6 million in 2008. The provision was primarily the result of net charge-offs for 2009 of $30.6 million, or 0.73%, of average loans, compared to $10.0 million, or 0.28%, a year earlier. As of December 31, 2009, the

The allowance for loan losses covered 6% of nonperforming loans at the end of 2009, compared to 135% coverage at December 31, 2008. The majority of the Company's nonperforming loans were from former CSB, Century, and Orion loans, which are covered by loss share agreements with the FDIC. Excluding these covered loans, nonperforming assets as a percentage of total assets were 0.91%.

- Despite the tough market conditions experienced in the industry during 2009, the Company paid cash dividends totaling $1.36 per common share, consistent with dividends paid in 2008. The Company's dividend payout ratio to common shareholders was 16.9%.

The Company's focus is that of a high performing institution. Management believes that improvement in core earnings drives shareholder value and has adopted a mission statement that is designed to provide guidance for management, our associates and Board of Directors regarding the sense of purpose and direction of the Company. We are very shareholder and client focused, expect high performance from our associates, believe in a strong sense of community and strive to make the Company a great place to work.

During 2009, the Company continued to execute its business model successfully, as evidenced by its successful completion of three large acquisitions, which expands the Company's presence into Alabama and Florida. In addition, the Company experienced solid organic loan and deposit growth during the year, despite the challenges the entire industry faced in 2009. The Company remains well positioned for future growth opportunities, as evidenced by abundant liquidity, core funding, and capitalization levels.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing financial reports, management is required to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. The accounting principles and methods used by the Company conform with accounting principles generally accepted in the United States and general banking practices. Estimates and assumptions most significant to the Company relate primarily to the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments and share-based compensation. These significant estimates and assumptions are summarized in the following discussion and are further analyzed in the footnotes to the consolidated financial statements.

Allowance for Loan Losses

The determination of the allowance for loan losses, which represents management's estimate of probable losses inherent in the Company's loan portfolio, involves a high degree of judgment and complexity. The Company's policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management's determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company's classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the Asset Quality and Allowance for Loan Losses sections of this analysis and Note 1 and Note 5 to the Consolidated Financial Statements.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments

The Company accounts for acquisitions in accordance with ASC Topic No. 805, which requires the use of the purchase method of accounting. For purchase acquisitions, the Company is required to record the assets acquired, including identified intangible assets, and liabilities assumed, at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective as is the appropriate amortization period for such intangible assets. In addition, purchase acquisitions typically result in recording goodwill. The Company performs a goodwill valuation at least annually. Impairment testing of goodwill is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management's goodwill impairment test, LTC had an impairment of goodwill of $9.7 million at October 1, 2009, and has recorded the charge through its statement of income for the year ended December 31, 2009. There was no impairment of goodwill at October 1, 2008 or 2007. For additional information on goodwill and intangible assets, see Note 1 and Note 8 to the consolidated financial statements.

Share-based Compensation
Management utilizes the Black-Scholes option valuation model to estimate the fair value of stock options. The option valuation model requires the input of highly subjective assumptions, including expected stock price volatility and option life. These subjective input assumptions materially affect the fair value estimate.

For additional discussion of the Company's stock options plans, sees Notes 1 and 16 to the consolidated financial statements.

Acquisition Accounting for Loans and Related Indemnification Asset
Beginning in 2009, the Company accounts for its acquisitions under ASC Topic No. 805, *Business Combinations*, which requires the use of the purchase method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. No allowance for loan losses related to the acquired loans is recorded on the acquisition date as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820, exclusive of the shared-loss agreements with the FDIC. These fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

Over the life of the acquired loans, the Company continues to estimate cash flows expected to be collected on individual loans or on pools of loans sharing common risk characteristics. The Company evaluates at each balance sheet date whether the present value of its loans determined using the effective interest rates has decreased and if so, recognizes a provision for loan loss in its consolidated statement of income. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan's or pool's remaining life.

Because the FDIC will reimburse the Company for certain acquired loans should the Company experience a loss, an indemnification asset is recorded at fair value at the acquisition date. The indemnification asset is recognized at the same time as the indemnified loans, and measured on the same basis, subject to collectability or contractual limitations. The shared loss agreements on the acquisition date reflect the reimbursements expected to be received from the FDIC, using an appropriate discount rate, which reflects counterparty credit risk and other uncertainties.

The shared loss agreements continue to be measured on the same basis as the related indemnified loans. Because the acquired loans are subject to the accounting prescribed by ASC Topic 310, subsequent changes to the basis of the shared loss agreements also follow that model. Deterioration in the credit quality of the loans (immediately recorded as an adjustment to the allowance for loan losses) would immediately increase the basis of the shared loss agreements, with the offset recorded through the consolidated statement of income. Increases in the credit quality or cash flows of loans (reflected as an adjustment to yield and accreted into income over the remaining life of the loans) decrease the basis of the shared loss agreements, with such decrease being accreted into income over 1) the same period or 2) the life of the shared loss agreements, whichever is shorter. Loss assumptions used in the basis of the indemnified loans are consistent with the loss assumptions used to measure the indemnification asset. Fair value accounting incorporates into the fair value of the indemnification asset an element of the time value of money, which is accreted back into income over the life of the shared loss agreements.

Upon the determination of an incurred loss the indemnification asset will be reduced by the amount owed by the FDIC. A corresponding, claim receivable is recorded until cash is received from the FDIC.

For further discussion of the Company's acquisitions and loan accounting, see Note 3 and Note 5 to the consolidated financial statements.

ACQUISITION ACTIVITIES

In addition to the three acquisitions completed during 2009, the Company has been an active acquirer over the previous six years. From 2003 through 2008, the Company completed the following acquisitions:

Acadiana Bancshares, Inc. - February 28, 2003
The Company completed its acquisition of Acadiana Bancshares, Inc., in exchange for 1,227,276 shares of the Company's common stock valued at $38.6 million and $9.8 million in cash. The transaction resulted in $24.1 million of goodwill, $4.0 million of core deposit intangibles and $0.3 million of other intangibles. At acquisition, Acadiana Bancshares had total assets of $303 million, including loans of $189 million, and deposits were $207 million.

Alliance Bank of Baton Rouge - February 29, 2004
The Company completed its acquisition of Alliance Bank of Baton Rouge in exchange for 359,106 shares of the Company's common stock valued at $15.5 million. The transaction resulted in $5.2 million of goodwill and $1.2 million of core deposit intangibles. At acquisition, Alliance had total assets of $72 million, including loans of $54 million, and deposits were $62 million.

American Horizons Bancorp, Inc. - January 31, 2005
The Company completed its acquisition of American Horizons Bancorp, Inc. in exchange for 990,435 shares of the Company's common stock valued at $47.7 million and $0.7 million in cash. The transaction resulted in $28.5 million of goodwill and $5.0 million of core deposit intangibles. At acquisition, American Horizons had total assets of $252 million, including loans of $202 million, and deposits were $193 million.

Pulaski Investment Corporation – January 31, 2007
The Company completed the acquisition of Pulaski Investment Corporation ("PIC"), the holding company for Pulaski Bank and Trust of Little Rock, Arkansas, extending the Company's presence into central Arkansas and other states through its mortgage subsidiary, Pulaski Mortgage Company ("PMC"). Pulaski shareholders received 1,133,064 shares of the Company's common stock and cash of $65.0 million as a result of the transaction. The transaction resulted in $92.4 million of goodwill, $5.6 million of core deposit intangibles and $5.3 million of title plant intangibles. At acquisition, total assets of PIC were $488.1 million, including loans of $367.6 million, and deposits were $422.6 million.

Pocahontas Bancorp, Inc. – February 1, 2007
The Company completed the acquisition of Pocahontas Bancorp, Inc. ("Pocahontas"), the holding company for First Community Bank of Jonesboro, Arkansas. The acquisition extended the Company's presence into Northeast Arkansas. Pocahontas shareholders received 1,287,793 shares of the Company's common stock as a result of the transaction. The transaction resulted in $42.0 million of goodwill and $7.0 million of core deposit intangibles. At acquisition, total assets of Pocahontas were $707.3 million, including loans of $409.9 million, and deposits were $582.4 million.

Pulaski Bank and FCB were merged on April 22, 2007. The combined financial institution is a federally chartered savings association headquartered in Little Rock, Arkansas and operates under the corporate title of IBERIABANK *fsb*.

United Title of Louisiana, Inc. – April 2, 2007
The Company completed the acquisition of United Title of Louisiana, Inc. ("United"). United operates 7 offices in Louisiana and expanded the Company's title insurance business into Louisiana. United shareholders received $5.8 million of cash as a result of the transaction. United operates as a subsidiary of LTC. The transaction resulted in $4.0 million of goodwill and $1.5 million in title plant intangibles.

Kingdom Capital Management, Inc.

The Company acquired Kingdom Capital Management, Inc. ("Kingdom Capital") on January 7, 2008. Kingdom Capital provides comprehensive fee-based private wealth management services in New Orleans, Louisiana for private banking clients, pension funds, corporations, and trusts. Upon acquisition, Kingdom Capital began doing business as IBERIABANK Asset Management, Inc. ("IAM"). The transaction had a total value of $0.7 million, with essentially all of the acquisition value paid recorded as goodwill.

American Abstract and Title Company

The Company acquired American Abstract and Title Company ("AAT") on March 2, 2008. AAT operates 2 offices in Arkansas and further expanded the title insurance footprint in Arkansas. The transaction had a total value of $5.0 million. Additional consideration may be paid should AAT meet certain revenue thresholds. The contingency period is 5 years and could result in maximum additional consideration of $0.5 million. Allocation of the purchase price resulted in goodwill of almost $5.0 million and other assets of slightly less than $0.1 million.

ANB Financial, N.A.

On May 9, 2008, IBERIABANK *fsb* entered into the agreement with the FDIC to become receiver of ANB. The acquisition extended the Company's presence into Northwest Arkansas through the operation of eight former ANB offices. Pulaski purchased ANB assets of approximately $239.9 million, primarily cash, while assuming $190.2 million in liabilities, including $189.7 million in insured deposits.

For more information on the Company's acquisitions, see Note 3 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Earning Assets

Interest income associated with earning assets is the Company's primary source of income. Earning assets are composed of interest or dividend-earning assets, including loans, securities, short-term investments and loans held for sale. Earning assets averaged $5.7 billion during 2009, a $1.1 billion, or 22.0%, increase compared to $4.7 billion during 2008. The increase is the result of earnings assets acquired and loan during 2009.

The year-end mix of earning assets shown in the following chart reflects the mix between investment securities and the major loan groups.



2009 Year-End Earning Assets
Investment Securities & Stock 18.4%
FDIC Loss Share Receivable 11.7%
Mortgage Loans 11.4%
Other Earning Assets 4.7%
Consumer Loans 11.8%
Commercial Loans 42.0%

Loans and Leases

The loan portfolio increased $2.0 billion, or 54.5%, to $5.8 billion at December 31, 2009, compared to $3.7 billion at December 31, 2008. The increase was primarily from loans acquired in the CSB, Century, and Orion acquisitions. Excluding the $1.7 billion in loans acquired, the Company experienced strong organic growth of $298.2 million, or 8.0%, during 2009. The Company experienced growth in both the IBERIABANK and IBERIABANK*fsb* portfolios.

The Company's loan to deposit ratio at December 31, 2009 and December 31, 2008 was 76.6% and 93.7%, respectively. The write-down of the acquired loans to fair value upon acquisition contributed to the decrease in the Company's loan to deposit ratio. The percentage of fixed rate loans to total loans decreased from 64% at the end of 2008 to 48% as of December 31, 2009. The following table sets forth the composition of the Company's loan portfolio as of December 31st for the years indicated.

TABLE 1 – LOAN PORTFOLIO COMPOSITION

(dollars in thousands)	December 31, 2009		2008		2007		2006		2005	
Commercial loans:										
Real estate	$ 2,499,843	43%	$ 1,522,965	41%	$ 1,369,882	40%	$ 750,051	34%	$ 545,868	29%
Business	1,218,014	21	775,625	21	634,495	18	461,048	21	376,966	19
Total commercial loans	3,717,857	64	2,298,590	62	2,004,377	58	1,211,099	55	922,834	48
Mortgage loans:										
Residential 1-4 family	975,395	17	498,740	13	515,912	15	431,585	19	430,111	22
Construction/Owner Occupied	32,857	1	36,693	1	60,558	2	45,285	2	30,611	2
Total mortgage loans	1,008,252	18	535,433	14	576,470	17	476,870	21	460,722	24
Loans to individuals:										
Indirect automobile	259,339	4	265,722	7	240,860	7	228,301	10	229,646	12
Home equity	649,821	11	501,036	13	424,716	12	233,885	10	230,363	12
Other	149,096	3	143,621	4	183,616	6	83,847	4	74,951	4
Total consumer loans	1,058,256	18	910,379	24	849,192	25	546,033	24	534,960	28
Total loans receivable	**$ 5,784,365**	**100%**	**$ 3,744,402**	**100%**	**$ 3,430,039**	**100%**	**$ 2,234,002**	**100%**	**$1,918,516**	**100%**

Because of the loss protection provided by the FDIC, the risks of the CSB, Orion, and Century loans and foreclosed real estate are significantly different from those assets not covered under the loss share agreement. Accordingly, the Company presents loans subject to the loss share agreements as "covered loans" in the information below and loans that are not subject to the loss share agreement as "non-covered loans."

The following is a summary of the major categories of non-covered loans outstanding:

(dollars in thousands)

Non-covered Loans	**December 31, 2009**	**December 31, 2008**
Residential mortgage loans:		
Residential 1-4family	$ 434,956	$ 498,740
Construction/ Owner Occupied	18,198	36,693
Total residential mortgage loans	453,154	535,433
Commercial loans:		
Real estate	1,659,844	1,522,965
Business	1,086,860	775,625
Total commercial loans	2,746,704	2,298,590
Consumer loans:		
Indirect automobile	259,339	265,722
Home equity	512,087	501,036
Other	142,615	143,621
Total consumer loans	914,041	910,379
Total non-covered loans receivable	**$ 4,113,899**	**$ 3,744,402**

The carrying amount of the covered loans at December 31, 2009 consisted of loans accounted for in accordance with ASC Topic 310-30 and loans not subject to ASC Topic 310-30 as detailed in the following table.

(dollars in thousands)

Covered Loans	ASC 310-30 Loans	Non- ASC 310-30 Loans		Total Covered Loans
Residential mortgage loans:				
Residential 1-4 family	$ 108,453	$ 431,986	$	$ 540,439
Construction/ Owner Occupied	4,256	10,403		14,659
Total residential mortgage loans	112,709	442,389		555,098
Commercial loans:				
Real estate	71,716	768,283		839,999
Business	363	130,791		131,154
Total commercial loans	72,079	899,074		971,153
Consumer loans:				
Indirect automobile	-	-		-
Home equity	8,575	129,159		137,734
Other	1,251	5,230		6,481
Total consumer loans	9,826	134,389		144,215
Total covered loans receivable	**$ 194,614**	**$ 1,475,852**	**$**	**$ 1,670,466**

Commercial Loans

Commercial real estate and commercial business loans generally have shorter repayment periods and more frequent repricing opportunities than residential 1-4 family loans. Total commercial loans increased $1.4 billion, or 61.7% during 2009, with $971.1 million, or 68.4%, due to the acquired loan portfolios of CSB, Orion, and Century. The Company's focus on growing its commercial loan portfolio continued in 2009 as commercial loans as a percentage of total loans increased from 62% at December 31, 2008 to 64% at December 31, 2009.

The Company has increased its investment in commercial real estate loans from $1.5 billion, or 41% of the total loan portfolio as of December 31, 2008, to $2.5 billion, or 43% of the total loan portfolio as of December 31, 2009. The Company's underwriting standards generally provide for loan terms of three to five years, with amortization schedules of no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80%. In addition, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

As of December 31, 2009, the Company's commercial business loans amounted to $1.2 billion, or 21% of the Company's total loan portfolio. This represents a $442.4 million, or 57.0% increase from December 31, 2008. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company's commercial business loans may be structured as term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of no more than seven years. The Company's commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. The Company obtains personal guarantees of the principals as additional security for most commercial business loans.

Mortgage Loans

Residential 1-4 family loans comprise most of the Company's mortgage loans. The vast majority of the Company's residential 1-4 family mortgage loan portfolio is secured by properties located in its market areas and originated under terms and documentation which permit their sale in the secondary market. Larger mortgage loans of private banking clients and prospects are generally retained to enhance relationships, and also due to the expected shorter durations and relatively lower servicing costs associated with loans of this size. The Company does not originate or hold high loan to value, negative amortization, option ARM, or other exotic mortgage loans in its portfolio.

The Company continues to sell the majority of conforming mortgage loan originations in the secondary market and recognize the associated fee income rather than assume the rate risk associated with these longer term assets. The Company also releases the servicing of these loans upon sale. As a result of acquired mortgage loans, total residential mortgage loans increased $472.8 million compared to December 31, 2008. At December 31, 2009, $556.3 million, or 55.2%, of the Company's residential 1-4 family mortgage and construction loans were fixed rate loans and $452.0 million, or 44.8%, were adjustable rate loans.

Consumer Loans

The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of such loans in its primary market areas. At December 31, 2009, $1.1 billion, or 18%, of the Company's total loan portfolio was comprised of consumer loans, compared to $910.4 million, or 24% at the end of 2008. The $147.9 million increase in total consumer loans compared to December 31, 2008 was driven by home equity loan growth of $148.8 million, primarily from the loans acquired during 2009, offset by decreases in the Company's indirect automobile portfolios.

Consistent with 2008, home equity loans comprised the largest component of the Company's consumer loan portfolio at December 31, 2009. The balance of home equity loans increased $148.8 million, or 29.7%, from $501.0 million at December 31, 2008 to $649.8 million at December 31, 2009.

Indirect automobile loans comprised the second largest component of the Company's consumer loan portfolio. Independent automobile dealerships originate these loans and forward applications to Company personnel for approval or denial. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in indirect automobile loans associated with fraud or negligence by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the communities we serve and through long-term relationships with the Company. The balance of indirect automobile loans decreased $6.4 million during 2009, from $265.7 million, or 7% of the Company's total loan portfolio at December 31, 2008, to $259.3 million, or 4% at December 31, 2009, as the Company retained its focus on prime or low risk paper.

The remainder of the consumer loan portfolio at December 31, 2009 was composed of direct automobile loans, credit card loans and other consumer loans. The Company's direct automobile loans amounted to $30.6 million, or 0.5% of the Company's total loan portfolio. The Company's credit card loans totaled $44.6 million, or 0.8% of the Company's total loan portfolio at such date. The Company's other personal consumer loans amounted to $74.0 million, or 1.3% of the Company's total loan portfolio at December 31, 2009.

In January 2008, the Company sold $30.4 million in credit card loans, and recorded a gain of $6.9 million on the sale. The sale did not include credit card holders in the Company's current banking markets. The Company has not had, and does not anticipate, a significant change in its current national credit card market origination operations. There were no similar credit card sales during the twelve months ended December 31, 2009.

Loan Maturities

The following table sets forth the scheduled contractual maturities of the Company's loan portfolio at December 31, 2009, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company's loan portfolio. Of the loans with maturities greater than one year, approximately 60% of the value of these loans bears a fixed rate of interest.

TABLE 2 – LOAN MATURITIES BY TYPE

(dollars in thousands)	One Year Or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$ 907,694	$ 1,298,917	$ 293,232	$ 2,499,843
Commercial business	327,725	571,653	318,636	1,218,014
Mortgage	84,608	154,074	769,570	1,008,252
Consumer	373,970	301,578	382,708	1,058,256
Total	**$ 1,693,997**	**$ 2,326,222**	**$ 1,764,146**	**$ 5,784,365**

Mortgage Loans Held for Sale

Loans held for sale increased $3.4 million, or 5.4%, to $66.9 million at December 31, 2009 compared to $63.5 million at December 31, 2008. The increase in the balance over 2008 is a result of increased origination activity during 2009. The Company originated $1.6 billion in mortgage loans during 2009, with $351 million during the fourth quarter alone. Originations were $669 million, or 72.9%, higher than during 2008. In the fourth quarter of 2009, originations were $168 million, or 91.8%, higher than the same period of 2008. The volume of mortgage loan sales was also significantly higher in 2009. Total 2009 sales of $1.6 billion were $653 million, or 70.3%, higher than in 2008. Fourth quarter sales in 2009 were $146 million, or 77.2%, higher than in the same period of 2008.

Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2009, an insignificant number of loans were returned to the Company.

Asset Quality

Over time, the loan portfolio has transitioned to be more representative of a commercial bank. Accordingly, there is the potential for a higher level of return for investors, but also the potential for higher charge-off and nonperforming levels. In recognition of this, management has tightened underwriting guidelines and procedures, adopted more conservative loan charge-off and nonaccrual guidelines, rewritten the loan policy and developed an internal loan review function. As a result of management's enhancements to underwriting risk/return dynamics within the loan portfolio over time, the credit quality of the Company's assets has remained strong. Management believes that historically it has recognized and disclosed significant problem loans quickly and taken prompt action in addressing material weaknesses in those credits.

Written underwriting standards established by the Board of Directors and management govern the lending activities of the Company. The commercial credit department, in conjunction with senior lending personnel, underwrites all commercial business and commercial real estate loans. The Company provides centralized underwriting of all residential mortgage, construction and consumer loans. Established loan origination procedures require appropriate documentation including financial data and credit reports. For loans secured by real property, the Company generally requires property appraisals, title insurance or a title opinion, hazard insurance and flood insurance, where appropriate.

Loan payment performance is monitored and late charges are assessed on past due accounts. A centralized department collects delinquent loans. Every effort is made to minimize any potential loss, including instituting legal proceedings, as necessary. Commercial loans of the Company are periodically reviewed through a loan review process. All other loans are also subject to loan review through a periodic sampling process.

The Company utilizes an asset risk classification system in compliance with guidelines established by the Federal Reserve Board as part of its efforts to improve commercial asset quality. In connection with examinations of insured institutions, both federal and state examiners also have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is not considered collectable and of such little value that continuance as an asset of the Company is not warranted. Commercial loans with adverse classifications are reviewed by the Loan Committee of the Board of Directors at least monthly. Loans are placed on nonaccrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest for the current year is deducted from interest income. Prior year interest is charged-off to the allowance for loan losses.

Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned ("OREO") until sold, and is carried at the balance of the loan at the time of acquisition or at estimated fair value less estimated costs to sell, whichever is less.

Under Generally Accepted Accounting Principles, the Company is required to account for certain loan modifications or restructurings as "troubled debt restructurings". In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Company for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that the Company would not otherwise consider under current market conditions. Debt restructurings or loan modifications for a borrower do not necessarily constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in nonaccrual loans.

The following tables set forth the composition of the Company's nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated.

TABLE 3 – NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

	December 31,				
(dollars in thousands)	**2009**	**2008**	**2007**	**2006**	**2005**
Nonaccrual loans:					
Commercial, financial and agricultural	$ 694,048	$ 21,433	$ 30,740	$ 745	$ 2,377
Mortgage	141,208	2,423	2,098	353	384
Loans to individuals	55,737	3,969	3,268	1,603	2,012
Total nonaccrual loans	890,993	27,825	36,107	2,701	4,773
Accruing loans 90 days or more past due	43,952	2,481	2,655	310	1,003
Total nonperforming loans [1]	934,945	30,306	38,762	3,011	5,776
Foreclosed property	74,092	16,312	9,413	2,008	257
Total nonperforming assets [1]	1,009,037	46,618	48,175	5,019	6,033
Troubled debt restructurings in compliance with modified terms	42,843	-	-	-	-
Total nonperforming assets and troubled debt restructurings [1]	**$ 1,051,880**	**$ 46,618**	**$ 48,175**	**$ 5,019**	**$ 6,033**
Nonperforming loans to total loans [1]	16.16%	0.81%	1.13%	0.13%	0.30%
Nonperforming assets to total assets [1]	10.40%	0.83%	0.98%	0.16%	0.21%
Nonperforming assets and troubled debt restructurings to total assets [1]	10.84%	0.83%	0.98%	0.16%	0.21%

[1] Nonperforming loans and assets include accruing loans 90 days or more past due.

(dollars in thousands)	December 31, 2009		
	Non-covered Loans	Covered Loans	Total
Nonaccrual loans:			
Commercial, financial and agricultural	$ 31,029	$ 663,019	$ 694,048
Mortgage	3,314	137,894	141,208
Loans to individuals	5,504	50,233	55,737
Total nonaccrual loans	39,847	851,146	890,993
Accruing loans 90 days or more past due	4,960	38,992	43,952
Total nonperforming loans	44,807	890,138	934,945
Foreclosed property	15,281	58,811	74,092
Total nonperforming assets	60,088	948,949	1,009,037
Troubled debt restructurings in compliance with modified terms	-	42,843	42,843
Total nonperforming assets and troubled debt restructurings	**$ 60,088**	**$ 991,792**	**$ 1,051,880**
Nonperforming loans to total loans	1.09%	53.29%	16.16%
Nonperforming assets to total assets	0.91%	31.63%	10.40%
Nonperforming assets and troubled debt restructurings to total assets	0.91%	33.06%	10.84%

Nonperforming assets, defined as nonaccrual loans, accruing loans past due 90 days or more and foreclosed property, totaled $1.0 billion, or 10.40 % of total assets, at December 31, 2009, compared to $46.6 million, or 0.83% of total assets, at December 31, 2008. Of the $1.0 billion in nonperforming assets, $968.0 million, or 95.9%, relates to the IBERIABANK franchise, while $41.0 million, or 4.1%, relates to the IBERIABANK *fsb* franchise. The allowance for loan losses amounted to 0.96% of total loans and 6.0% of total nonperforming loans at December 31, 2009, compared to 1.09% and 134.9%, respectively, at December 31, 2008.

Of the $1.0 billion in nonperforming assets, $948.9 million relates to the former CSB, Orion, and Century banks, and is covered by loss share agreements with the FDIC. Total nonperforming assets for these acquisitions account for 94.0% of total nonperforming assets and 98.0% of total IBERIABANK nonperforming assets. Excluding these loans, the Company's nonperforming asset ratio would have been 0.91%, eight basis points above the 0.83% at December 31, 2008.

Excluding the IBERIABANK loans covered by loss share agreements, total nonaccrual loans at IBERIABANK were $11.9 million, or 0.38% of total non-covered loans, an increase of $5.4 million, or 83.4%, from December 31, 2008. The increase in nonaccrual loans was driven by an increase in commercial nonaccrual loans of $2.7 million. Despite the increase, total nonaccrual loans increased only 16 basis points. OREO and loans 90 days past due or more still accruing increased $1.8 million and $1.9 million, respectively.

In the IBERIABANK *fsb* portfolio, total nonperforming assets increased $4.3 million, or 11.8%, driven by an increase in nonaccrual loans of $6.6 million, or 31.0% of nonaccrual loans of $21.3 million at December 31, 2008. The increase in nonaccrual loans was offset by a $2.9 million decrease in OREO properties to $11.3 million at December 31, 2009.

Subsequent to December 31, 2009, the Company downgraded two commercial relationships totaling $16.7 million to nonaccrual status, increasing total nonperforming assets.

At December 31, 2009, excluding loans covered by the FDIC loss share agreements, the Company had $67.7 million of commercial assets classified as substandard, one loan at IBERIABANK *fsb* with a $15,000 balance classified as doubtful, and no assets classified as loss. At such date, the aggregate of the Company's classified assets amounted to 0.70% of total assets, 1.17% of total loans, and 1.41% of non-covered loans. At December 31, 2008, the aggregate of the Company's classified assets, $37.2 million, amounted to 0.67% of total assets.

In addition to the problem loans described above, excluding covered loans, there were $68.3 million of loans classified special mention at December 31, 2009, which in management's opinion were subject to potential future rating downgrades. Special mention loans increased $41.3 million, or 153.0%, from December 31, 2008. Loans rated as special mention totaled $45.8 million at IBERIABANK, or 0.96% of the total loan portfolio and 1.46% of the non-covered loan portfolio, at December 31, 2009. Five relationships accounted for $37.7 million, or 82.5%, of total IBERIABANK special mention loans. At IBERIABANK*fsb*, special mention loans totaled $22.5 million, or 2.24%, of the total IBERIABANK*fsb* loan portfolio. Seven relationships accounted for $17.6 million, or 78.4%, of total IBERIABANK*fsb* special mention loans.

Allowance for Loan Losses

The determination of the allowance for loan losses, which represents management's estimate of probable losses inherent in the Company's credit portfolio, involves a high degree of judgment and complexity. The Company establishes reserves for estimated losses on delinquent and other problem loans when it is determined that losses are probable on such loans. Management's determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company's classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Changes in such estimates may have a significant impact on the financial statements.

The foundation of the allowance for the Company's commercial segment is the credit risk rating of each relationship within the portfolio. The credit risk of each borrower is assessed, and a risk grade is assigned. The portfolios are further segmented by facility or collateral ratings. The dual risk grade for each loan is determined by the relationship manager and other approving officers and changed from time to time to reflect an ongoing assessment of the risk. Grades are reviewed on specific loans by senior management and as part of the Company's internal loan review process. The commercial loan loss allowance is determined for all pass-rated borrowers based upon the borrower risk rating, the expected default probabilities of each rating category, and the outstanding loan balances by risk grade. For borrowers that are rated special mention or below, the higher of the migration analysis and Company established minimum reserve percentages apply. In addition, consideration is given to historical loss experience by internal risk rating, current economic conditions, industry performance trends, geographic or borrower concentrations within each portfolio segment, the current business strategy and credit process, loan underwriting criteria, loan workout procedures, and other pertinent information.

Reserves are determined for impaired commercial loans individually based on management's evaluation of the borrower's overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for the individual loans deemed to be impaired. This estimate considers all available evidence including the present value of the expected future cash flows and the fair value of collateral less disposal costs. Loans for which impaired reserves are provided are excluded from the general reserve calculations described above to prevent duplicate reserves.

The allowance also consists of reserves for unimpaired loans that encompass qualitative economic factors and specific market risk components. The foundation for the general consumer allowance is a review of the loan portfolios and the performance of those portfolios. This review is accomplished by first segmenting the portfolio into homogenous pools. Residential mortgage loans, direct consumer loans, consumer home equity, indirect consumer loans, credit card, and the business banking portfolio each are considered separately. The historical performance of each of these pools is analyzed by examining the level of charge-offs over a specific period of time. The historical average charge-off level for each pool is updated at least quarterly.

In addition to this base analysis, the consumer portfolios are also analyzed for specific risks within each segment. The risk analysis considers the Company's current strategy for each segment, the maturity of each segment, expansion into new markets, the deployment of newly developed products and any other significant factors impacting that segment. Current regional and national economic factors are an important dimension of the assessment and impact each portfolio segment. The general economic factors are evaluated and adjusted quarterly.

Loan portfolios tied to acquisitions made during the year are incorporated into the Company's allowance process. If the acquisition has an impact on the level of exposure to a particular segment, industry or geographic market, this increase in exposure is factored into the allowance determination process. Generally, acquisitions have higher levels of risk of loss based on differences in credit culture and portfolio management practices.

Acquired loans follow the reserve standard set in ASC Topic No. 310-30 (formerly AICPA Statement of Position (SOP) 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer).* At acquisition, the Company reviews each loan to determine whether there is evidence of deterioration in credit quality since origination and if it is probable that the Company will be unable to collect all amounts due according to the loan's contractual terms. The Company considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each loan meeting the criteria above, and determines the excess of the loan's scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference). The remaining amount, representing the excess of the loan's or pool's cash flows expected to be collected over the amount paid, is accreted into interest income over the remaining life of the loan or pool (accretable yield). The Company records a discount on these loans at acquisition to record them at their realizable cash flow. As a result, acquired loans subject to ASC Topic No. 310-30 are excluded from the calculation of loan loss reserves at the acquisition date.

Loans acquired in the CSB, Orion, and Century acquisitions were recorded at their acquisition date fair value, which was based on expected cash flows and included an estimation of expected future loan losses. As a result, the loans acquired are excluded from the calculation of loan loss reserves and thus no provision for loan losses is recorded for these loans in the current period consolidated financial statements. Under current accounting principles, information regarding the Company's estimate of loan fair values may be adjusted for a period of up to one year as the Company continues to refine its estimate of expected future cash flows in the acquired portfolio. Within a one year period, if the Company discovers that it has materially underestimated the loan losses inherent in the loan portfolio at the acquisition date, it will retroactively reduce or eliminate the gain recorded on the acquisition. Beyond the one year period, if the Company determines that losses arose after the acquisition date, the additional losses will be reflected as a provision for loan losses.

Additional information on the allowance process is provided in Note 1 to the Consolidated Financial Statements.

Based on facts and circumstances available, management of the Company believes that the allowance for loan losses was adequate at December 31, 2009 to cover any probable losses in the Company's loan portfolio. However, future adjustments to the allowance may be necessary, and the Company's results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in determining the allowance for loan losses.

The following table presents the allocation of the allowance for loan losses and the percentage of the total amount of loans in each loan category listed as of the dates indicated.

TABLE 4 – ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,									
	2009		2008		2007		2006		2005	
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial, financial and agricultural	78%	64%	78%	62%	68%	58%	71%	55%	50%	48%
Real estate – mortgage	3	17	3	13	4	17	4	19	14	22
Real estate – construction	-	1	-	1	7	1	-	2	1	2
Loans to individuals	19	18	19	24	21	24	25	24	28	28
Unallocated	-	-	-	-	-	-	-	-	7	-
Total allowance for loan losses	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

The allowance for loan losses amounted to $55.8 million, or 0.96% and 6.0% of total loans and total nonperforming loans, respectively, at December 31, 2009 compared to 1.09% and 134.9%, respectively, at December 31, 2008. The 13 basis point decrease in allowance coverage of total loans is attributable to the increase in loan balances from the FDIC-assisted acquisitions in 2009. The covered loans totaled $1.7 billion at December 31, 2009. Excluding these covered loans, the allowance as a percentage of non-covered loans was 1.36%, a 27 basis point increase. The decrease in the coverage of nonperforming loans is also a result of the covered nonperforming loans, as well as general increases in nonaccrual loan levels for most portfolios at both IBERIABANK and IBERIABANK *fsb*.

Net charge-offs for 2009 were $30.6 million, or 0.73% of total average loans, up from $10.0 million, or 0.28%, in 2008. The increase in net charge-offs is a result of the increase in the size of the loan portfolio and credit quality, specifically at IBERIABANK *fsb*. Net charge-off percentage for the IBERIABANK *fsb* portfolio was 2.22% in 2009. Net charge-offs were 0.33% of average loans for IBERIABANK for the year ended December 31, 2009.

The following table sets forth the activity in the Company's allowance for loan losses during the periods indicated.

TABLE 5 – SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

	Year Ended December 31,				
(dollars in thousands)	**2009**	**2008**	**2007**	**2006**	**2005**
Allowance at beginning of period	$ 40,872	$ 38,285	$ 29,922	$ 38,082	$ 20,116
Addition due to purchase transaction	-	-	8,746	-	4,893
Adjustment for loans transferred to held for sale	-	-	-	-	(350)
Provision charged (reversed) to operations	45,370	12,568	1,525	(7,803)	17,069
Provision recorded through acquisition gain adjustment	147				
Charge-offs:					
Commercial, financial and agricultural	25,204	7,696	956	336	1,432
Mortgage	311	128	56	97	471
Loans to individuals	7,752	5,057	3,694	2,188	3,638
Total charge-offs	33,267	12,881	4,706	2,621	5,541
Recoveries:					
Commercial, financial and agricultural	1,016	1,164	1,118	539	539
Mortgage	67	56	84	36	3
Loans to individuals	1,563	1,680	1,597	1,689	1,353
Total recoveries	2,646	2,900	2,799	2,264	1,895
Net charge-offs	30,621	9,981	1,907	357	3,646
Allowance at end of period	**$ 55,768**	**$ 40,872**	**$ 38,285**	**$ 29,922**	**$ 38,082**
Allowance for loan losses to nonperforming assets [1]	5.53%	87.7%	79.5%	596.2%	631.2%
Allowance for loan losses to total loans at end of period	0.96%	1.09%	1.12%	1.34%	1.98%
Net charge-offs to average loans	0.73%	0.28%	0.06%	0.02%	0.20%

[1] Nonperforming assets include accruing loans 90 days or more past due.

Investment Securities

The following table shows the carrying values of securities by category as of the dates indicated.

TABLE 6 – CARRYING VALUE OF SECURITIES

	December 31,									
(dollars in thousands)	**2009**		**2008**		**2007**		**2006**		**2005**	
Securities available for sale:										
U.S. Government-sponsored enterprise obligations	$ 241,168	15%	$ 76,617	9%	$ 65,174	8%	$ 169,805	29%	$ 97,443	17%
Obligations of state and political subdivisions	50,460	3	44,681	5	44,769	6	40,654	7	39,731	7
Mortgage backed securities	1,020,939	65	706,472	79	634,466	79	348,373	60	406,321	71
Other securities	7,909	-	973	-	974	-	-	-	-	-
Total securities available for sale	**1,320,476**	**83**	**828,743**	**93**	**745,383**	**93**	**558,832**	**96**	**543,495**	**95**
Securities held to maturity:										
U.S. Government-sponsored enterprise obligations	155,713	10	5,031	1	8,050	1	8,063	1	8,075	2
Obligations of state and political subdivisions	65,540	4	52,745	6	47,648	6	9,038	2	13,285	2
Mortgage backed securities	39,108	3	2,957	-	3,796	-	5,419	1	7,727	1
Total securities held to maturity	**260,361**	**17**	**60,733**	**7**	**59,494**	**7**	**22,520**	**4**	**29,087**	**5**
Total securities	**$ 1,580,837**	**100%**	**$ 889,476**	**100%**	**$ 804,877**	**100%**	**$ 581,352**	**100%**	**$ 572,582**	**100%**

All of the Company's mortgage-backed securities are agency securities. The Company does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, sub-prime, Alt-A, or second lien elements in its investment portfolio.

Investment securities increased by an aggregate of $691.4 million, or 77.7%, from $889.5 million at December 31, 2008 to $1.6 billion at December 31, 2009. The increase was due to the acquisition of $299.1 million in securities from the Company's three 2009 acquisitions, as well as purchases of investment securities of $1.5 billion, which were offset by $762.2 million in maturities, prepayments and calls, and $338.1 million from sales of investment securities.

During 2007, the carrying value was also affected by a $0.3 million write-down of a security management deemed to be other than temporarily impaired. The write-down was associated with the loss of the credit enhancement provided by a monoline insurer of a municipal revenue bond held by the Company. No other declines in fair value were deemed other-than-temporary. During 2009 and 2008, there were no other-than-temporary impairment charges recorded on the Company's investment portfolio. At December 31, 2009, the Company's investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

Funds generated as a result of sales and prepayments are used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements. Note 4 of the Consolidated Financial Statements provides further information on the Company's investment securities.

Short-term Investments
Short-term investments result from excess funds that fluctuate daily depending on the funding needs of the Company and are currently invested overnight in interest-bearing deposit accounts at the FHLB of Dallas and Atlanta, the total balance of which earns interest at the current FHLB discount rate. The balance in interest-bearing deposits at other institutions decreased $105.4 million, or 56.6%, from $186.1 million at December 31, 2008 to $80.7 million at December 31, 2009. The decrease is a result of excess cash from the Company's common and preferred stock issuances in December 2008. The funds had not been fully deployed into other earning assets at the end of 2008. The average rate on these funds during 2009 was 0.25%, compared to 2.01% during 2008.

Other Assets
The following table details the changes in other asset balances at the dates indicated.

TABLE 7 – OTHER ASSETS COMPOSITION

	December 31,				
(dollars in thousands)	**2009**	**2008**	**2007**	**2006**	**2005**
Cash and cash equivalents [(1)]	$ 175,397	$ 345,865	$ 123,105	$ 84,905	$ 126,800
Premises and equipment	137,426	131,404	122,452	71,007	55,010
Bank-owned life insurance	70,813	67,921	64,955	46,705	44,620
Goodwill	227,080	236,761	231,177	92,779	93,167
Core deposit intangibles	26,342	16,193	16,736	6,291	7,409
Title plant and other intangibles	6,722	6,729	6,714	-	-
Accrued interest receivable	32,869	19,633	22,842	15,514	14,145
FHLB and FRB stock	61,716	29,673	37,998	22,378	20,272
Fed funds sold	261,421	9,866	-	-	-
Other real estate owned	74,092	16,312	9,414	2,008	256
Swap market value	32,697	20,559	4,623	2,840	1,463
FDIC loss share receivable	1,034,734	-	-	-	-
Investment in new market tax credit entities	104,200	-	-	-	-
Other	79,011	25,511	22,616	18,904	25,920
Total	**$ 2,324,520**	**$ 926,427**	**$ 662,632**	**$ 363,331**	**$ 389,062**

(1) Cash and cash equivalents include short-term investments noted previously.

The $170.5 million decrease in cash and due from banks results from the Company's redemption of its preferred stock issued to the U.S. Treasury in March 2009. In addition, the Company has deployed the proceeds from its common stock issuance in December 2008 to fund loan growth, invest in additional investment securities, and pay down its short-term debt. These decreases were offset by cash acquired in the CSB acquisition during the third quarter of 2009 and the Orion and Century cash acquired in the fourth quarter of 2009.

The $6.0 million increase in premises and equipment in 2009 is a result of the additional branches the Company opened during 2009. Disposals of the Company's Pulaski Bank and Pulaski Mortgage Company signage as part of the Companies' name change during the second quarter of 2009 offset the increase in premises and equipment. As part of the disposal, the Company recorded a $0.6 million loss that is recorded in noninterest expense in the Company's consolidated statement of income for the year ended December 31, 2009.

The $2.9 million increase in the Company's bank-owned life insurance balance is a result of earnings on existing policies during 2009.

There was no goodwill created during 2009 as a result of the Company's acquisitions. Because the fair value of assets acquired exceeded the fair value of liabilities assumed, the Company recorded gains on the transactions in accordance with generally accepted accounting principles. The decrease of $9.7 million from December 31, 2008 was the result of an impairment charge at the Company's LTC subsidiary. The fair value of goodwill was determined to be less than the current carrying amount of the goodwill, and thus the impairment charge was included in the Company's operating results for the twelve months of 2009.

The $10.1 million increase in core deposit intangibles is due to the Company's three acquisitions in the current year. The Company recorded an additional $13.0 million in core deposits as a result. The intangible assets created were offset by amortization expense of $2.9 million for the year ended December 31, 2009.

The $13.2 million increase in accrued interest receivable from December 31, 2008 is attributable primarily to loan growth and the timing of interest payments during the year.

The $32.0 million increase in FHLB stock is the result of acquired stock from CSB, Orion and Century, as well as additional investments at IBERIABANK and IBERIABANK*fsb* made during the year.

Excess liquidity from the Company's acquisitions led to the $261.4 million in fed funds sold at year-end. Cash acquired from CSB, Orion, and Century, as well as cash paid by the FDIC in the transactions, totaled $496.0 million, which lead to the Company's excess cash position.

Additional OREO property of $57.8 million in 2009 is the result of the movement of collateral for underperforming loans to OREO at December 31, 2009 for collection.

The increase in the market value of the Company's derivatives is mostly attributable to additional derivative agreements recorded during 2009.

As part of the three FDIC-assisted acquisitions during 2009, the Company recorded a $1.0 billion receivable from the FDIC, which represents the fair value of the expected reimbursable losses covered by the loss share agreements.

The Company recorded $104.2 million in new market tax credits in the current year based on its investment in qualified tax credit entities.

The $53.5 million increase in other assets since December 31, 2008 is primarily the result of two events. First, the Company has prepaid $23.4 million in deposit insurance assessments to the FDIC. The $23.4 million payment is an estimate of the Company's deposit insurance liability for the next three years. There were no prepayments of insurance in 2008. Additional prepaid expenses increased as well, including prepaid equipment and software maintenance contracts.

There was no significant change in the Company's title plant or other intangible asset balances since December 31, 2008.

Funding Sources

Deposits obtained from clients in its primary market areas are the Company's principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through acquisitions and the development of client relationships is a continuing focus of the Company. Borrowings have become an increasingly important funding source as the Company has grown. Other funding sources include short-term and long-term borrowings, subordinated debt and shareholders' equity. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2009.

Deposits

The Company's ability to attract and retain customer deposits is critical to the Company's continued success. Deposits increased $3.6 billion, or 89.1%, during 2009, totaling $7.6 billion at December 31, 2009. $3.0 billion of the 2009 growth was a result of acquired deposits. The Company had organic deposit growth of $543.5 million during the year, accounting for 15.3% of total growth. Almost all of the deposit growth was at the IBERIABANK franchise, as deposit growth was minimal at IBERIABANK*fsb*.

Total deposit growth includes significant growth in noninterest deposits ($0.4 million, or 58.7%), NOW and savings /money market accounts ($1.7 billion, or 96.7%), and time deposits ($1.5 billion, or 92.4%).

The following table sets forth the composition of the Company's deposits at the dates indicated.

TABLE 8 – DEPOSIT COMPOSITION

	December 31,									
(dollars in thousands)	2009		2008		2007		2006		2005	
Noninterest-bearing DDA	$ 985,253	13%	$ 620,637	16 %	$ 468,001	13 %	$ 354,961	15 %	$ 350,065	15 %
NOW accounts	1,241,241	16	821,649	20	828,099	24	628,541	26	575,379	26
Savings and money market	2,253,065	30	954,408	24	766,429	22	588,202	24	554,731	25
Certificates of deposit	3,076,589	41	1,599,122	40	1,422,299	41	850,878	35	762,781	34
Total deposits	**$7,556,148**	**100%**	**$3,995,816**	**100%**	**$3,484,828**	**100%**	**$2,422,582**	**100%**	**$2,242,956**	**100%**

Total certificates of deposit increased $1.5 billion, or 92.4%, during the year. Certificates of deposit $100,000 and over increased $922.7 million, or 134.6%, from $685.6 million at December 31, 2008 to $1.6 billion at December 31, 2009. The following table details large-denomination certificates of deposit by remaining maturities.

TABLE 9 – REMAINING MATURITY OF CDS $100,000 AND OVER

	December 31,		
(dollars in thousands)	2009	2008	2007
3 months or less	$ 442,853	$ 216,704	$ 186,548
Over 3 - 12 months	752,056	290,452	348,161
Over 12 - 36 months	383,897	134,396	87,618
More than 36 months	29,516	44,087	17,607
Total	**$ 1,608,322**	**$ 685,639**	**$ 639,934**

Additional information regarding deposits is provided in Note 9 of the Consolidated Financial Statements.

Borrowings and Debt

The Company may obtain advances from the FHLB of Dallas based upon the common stock it owns in the FHLB of Dallas and certain of its real estate loans and investment securities, provided certain standards related to the Company's creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The level of short-term borrowings can fluctuate significantly on a daily basis depending on funding needs and the source of funds chosen to satisfy those needs.

Total short-term borrowings increased $55.1 million, or 26.5%, to $263.4 million at December 31, 2009 compared to $208.2 million at December 31, 2008. The increase in borrowings was a result of two primary factors. The Company's short-term FHLB borrowings increased $32.0 million from December 31, 2008, due primarily to short-term funding needs. In addition, the Company's securities sold under agreements to repurchase increased $23.1 million and mostly relates to the Company's acquisitions. Despite the increase, total short-term debt was only 3.0% of total liabilities and 26.1% of total borrowings at December 31, 2009, which compares favorably to 4.3% and 26.8%, respectively, at December 31, 2008.

The Company's short-term borrowings at December 31, 2009 were comprised of $90.0 million of advances from the FHLB of Dallas and $173.4 million of repurchase agreements.

The average amount of short-term borrowings in 2009 was $197.8 million, compared to $205.1 million in 2008. The weighted average rate on short-term borrowings was 0.66% at December 31, 2009, compared to 2.14% at

December 31, 2008. For additional information regarding short-term borrowings, see Note 10 of the Consolidated Financial Statements.

The Company's long-term borrowings increased $177.4 million, or 31.2%, to $745.9 million at December 31, 2009, compared to $568.5 million at December 31, 2008. The increase in borrowings from December 31, 2008 is a result of two actions during the year. First, the Company executed its strategy to lengthen the terms of FHLB advances to take advantage of a lower interest rate environment. The Company's long-term advances increased $149.5 million during 2009. In addition, the increase was due to the borrowings assumed from the Company's CSB, Orion, and Century acquisitions.

The majority of the Company's long-term borrowings, $552.7 million, were comprised of fixed-rate advances from the FHLB of Dallas and Atlanta which cannot be paid off without incurring substantial prepayment penalties. Remaining FHLB advances of $20.0 million consist of variable rate advances based on three-month LIBOR.

The Company's remaining debt consists of $111.6 million of junior subordinated deferrable interest debentures of the Company and a $25.0 million subordinated capital note to a correspondent bank. The debentures are issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts and qualify as Tier 1 Capital for regulatory purposes. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. During 2009, the Company did not issue additional trust preferred securities. The securities are redeemable by the Company in whole or in part after five years, or earlier under certain circumstances.

The following table summarizes each outstanding issue of junior subordinated debt. For additional information, see Note 11 of the Consolidated Financial Statements.

TABLE 10 – JUNIOR SUBORDINATED DEBT COMPOSITION

(dollars in thousands)

Date Issued	Term	Callable After[4]	Interest Rate[5]	Amount
Correspondent bank note				
July 2008	7 years	-	LIBOR plus 3.000%	$25,000
Junior subordinated debt				
March 2000[1]	30 years	-	10.875%	$ 7,692
March 2001[2]	30 years	-	10.180%	8,024
November 2002	30 years	5 years	LIBOR plus 3.250%	10,310
June 2003	30 years	5 years	LIBOR plus 3.150%	10,310
March 2003 [3]	30 years	5 years	LIBOR plus 3.150%	6,186
September 2004	30 years	5 years	LIBOR plus 2.000%	10,310
October 2006	30 years	5 years	LIBOR plus 1.600%	15,464
June 2007	30 years	5 years	LIBOR plus 1.435%	10,310
November 2007	30 years	5 years	LIBOR plus 2.640%	25,775
March 2008	30 years	5 years	LIBOR plus 3.500%	7,217
Balance, December 31, 2009				**$ 136,598**

[1] Obtained via the PIC acquisition
[2] Obtained via the Pocahontas acquisition
[3] Obtained via the American Horizons acquisition.
[4] Subject to regulatory requirements.
[5] The interest rate on the Company's junior subordinated debt, excluding the debt acquired in the PIC and Pocahontas acquisitions, is indexed to LIBOR and is based on the 3-month LIBOR rate. At December 31, 2009, the 3-month LIBOR rate was 0.2506%.

Shareholders' Equity
Shareholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2009, shareholders' equity totaled $954.2 million, an increase of $220.0 million, or 30.0%, compared to $734.2 million at December 31, 2008. The following table details the changes in shareholders' equity during 2009.

TABLE 11 – CHANGES IN SHAREHOLDERS' EQUITY

(dollars in thousands)	**Amount**
Balance, December 31, 2008	$ 734,208
Common stock issued	164,644
Preferred stock and warrant redemption	(89,078)
Net income	151,250
Reissuance of treasury stock under management incentive plans, net of shares surrendered	4,831
Cash dividends declared- common stock	(25,002)
Cash dividends declared- preferred stock and accretion	(3,251)
Increase in other comprehensive income	10,122
Share-based compensation cost	6,586
Equity activity of joint venture	(95)
Balance, December 31, 2009	**$ 954,215**

In April 2007, the Board of Directors of the Company authorized a share repurchase program authorizing the repurchase of up to 300,000 shares of the Company's outstanding common stock, or approximately 1.4% of total shares outstanding. As of December 31, 2009, the Company had 149,029 shares remaining for repurchase under the plan.

Stock repurchases generally are affected through open market purchases, and may be made through unsolicited negotiated transactions. During 2009, the Company did not repurchase any shares of its common stock.

In March 2010, the Company completed the sale of 5,973,207 shares of its common stock in an underwritten public offering at a price of $57.75 per share. The shares include 778,402 shares pursuant to the exercise of the underwriters' over-allotment option. The net proceeds of the offering, after deducting underwriting discounts and commissions and estimated offering expenses, were $329.0 million.

Although the issuance of the common stock in March 2010 did not have a dilutive effect on the per share results of operations for the years ended December 31, 2009, 2008, and 2007, the outstanding shares will affect per share results in future periods.

For more information on the Company's common stock issuance, see Note 21 of the Consolidated Financial Statements.

RESULTS OF OPERATIONS

The Company reported income available to common shareholders of $147.9 million, $39.6 million, and $41.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Earnings per share ("EPS") on a diluted basis were $8.03 for 2009, $2.97 for 2008, and $3.21 for 2007. During 2009, interest income increased $6.6 million, interest expense decreased $28.6 million, the provision for loan losses increased $32.8 million, noninterest income increased $241.1 million, noninterest expense increased $62.0 million and income tax expense increased $70.0 million. Cash earnings, defined as net income before the net of tax amortization of acquisition intangibles, amounted to $153.1 million, $41.5 million and $42.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. Included in operating results for the year ended December 31, 2009 are the results of operations of CSB from the acquisition date of August 21, 2009 and the results of operations of Orion and Century from the acquisition date of November 13, 2009.

Net Interest Income

Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. The Company's average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 2.78%, 2.67%, and 2.73% during the years ended December 31, 2009, 2008, and 2007, respectively. The Company's net interest margin on a taxable equivalent (TE) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.09%, 3.03%, and 3.13% during the years ended December 31, 2009, 2008 and 2007, respectively.

Net interest income increased $35.1 million, or 25.5%, in 2009 to $172.8 million compared to $137.6 million in 2008. This increase was due to a $6.6 million, or 2.5%, increase in interest income, along with a $28.6 million, or 22.7%, decrease in interest expense. The improvement in net interest income was the result of increased volume, but was tempered by a compression in net interest spread and margin ratios. Rate compression was driven in part by the decrease in short-term interest rates during the year and the associated repricing of the Company's assets.

In 2008, net interest income increased $14.1 million, or 11.4%, to $137.6 million compared to $123.5 million in 2007. This increase was due to a $1.6 million, or 0.6%, increase in interest income, along with a $12.5 million, or 9.0%, decrease in interest expense. The improvement in net interest income was the result of increased volume due to growth, as well as an improved mix of earning assets and deposits. Although earnings improved through increased net interest income, the related net interest spread and margin ratios compressed, a result of a decrease in short-term interest rates during 2008.

In order to modify its sensitivity to interest rate volatility through rate repricing, the Company has executed interest rate swap transactions, which are a form of derivative financial instruments, to modify its net interest sensitivity to levels deemed to be appropriate. Through these derivatives, the Company manages interest rate risk by hedging with an interest rate swap contract designed to pay fixed and receive floating interest.

Average loans made up 72.7% of average earning assets as of December 31, 2009 as compared to 75.9% at December 31, 2008. Average loans increased $630.3 million, or 17.8%, in 2009. The increase in average loans was funded by increased customer deposits and other borrowings. Average investment securities made up 18.7% of average earning assets at December 31, 2009 compared to 18.8% at December 31, 2008. Average interest-bearing deposits made up 84.0% of average interest-bearing liabilities at December 31, 2009 compared to 81.6% at December 31, 2008. Average short- and long-term borrowings made up 4.1% and 11.9% of average interest-bearing liabilities at December 31, 2009, respectively, compared to 5.0% and 13.5% at December 31, 2008. Tables 12 and 13 further display the changes in net interest income.

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Investment security market value adjustments and trade-date accounting adjustments are not considered to be earning assets and, as such, the net effect is included in nonearning assets. Tax equivalent (TE) yields are calculated using a marginal tax rate of 35%.

TABLE 12 – AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	Years Ended December 31,								
(dollars in thousands)	2009			2008			2007		
	Average Balance	**Interest**	**Average Yield/ Rate**	**Average Balance**	**Interest**	**Average Yield/ Rate**	**Average Balance**	**Interest**	**Average Yield/ Rate**
Earning assets:									
Loans receivable:									
Mortgage loans	$ 598,237	$ 32,402	5.42%	$ 554,943	$ 32,633	5.88%	$ 565,232	$ 33,164	5.87%
Commercial loans (TE)	2,614,425	127,640	4.97	2,113,145	119,234	5.68	1,760,012	119,994	6.88
Consumer and other loans	953,474	60,240	6.32	867,715	61,787	7.12	787,748	60,081	7.63
Total loans	4,166,136	220,282	5.35	3,535,803	213,654	6.07	3,112,992	213,239	6.88
Loans held for sale	72,489	3,450	4.76	59,551	3,471	5.83	71,180	4,440	6.24
Investment securities (TE)	1,070,701	42,707	4.20	876,380	42,404	5.08	809,884	40,537	5.25
Other earning assets	423,743	3,948	0.27	188,694	4,298	2.28	68,357	4,030	5.89
Total earning assets	5,733,069	270,387	4.79	4,660,428	263,827	5.72	4,062,413	262,246	6.53
Allowance for loan losses	(44,735)			(39,138)			(36,752)		
Nonearning assets	683,481			585,074			547,828		
Total assets	**$6,371,815**			**$5,206,364**			**$4,573,489**		
Interest-bearing liabilities:									
Deposits:									
NOW accounts	$ 971,990	$ 7,961	0.82%	$ 817,708	$ 12,131	1.48%	$ 816,376	$ 20,785	2.55%
Savings and money market accounts	1,286,254	18,533	1.44	937,026	19,957	2.13	764,275	20,837	2.73
Certificates of deposit	1,809,992	49,189	2.72	1,604,973	64,288	4.01	1,344,446	62,675	4.66
Total interest-bearing deposits	4,068,236	75,683	1.86	3,359,707	96,376	2.87	2,925,097	104,297	3.57
Short-term borrowings	197,824	1,328	0.66	205,120	4,458	2.14	357,743	15,938	4.39
Long-term debt	578,505	20,591	3.51	554,288	25,349	4.50	349,898	18,492	5.21
Total interest-bearing liabilities	4,844,565	97,602	2.01	4,119,115	126,183	3.05	3,632,738	138,727	3.81
Noninterest-bearing demand deposits	628,742			509,769			439,296		
Noninterest-bearing liabilities	107,137			49,314			35,666		
Total liabilities	**5,580,444**			**4,678,198**			**4,107,700**		
Shareholders' equity	791,371			528,166			465,789		
Total liabilities and shareholders' equity	**$6,371,815**			**$5,206,364**			**$4,573,489**		
Net earning assets	$ 888,504			$ 541,313			$ 429,675		
Net interest spread		$ 172,785	2.78%		$ 137,644	2.67%		$ 123,519	2.73%
Net interest income (TE) / Net interest margin (TE)		$ 179,067	3.09%		$ 142,546	3.03%		$ 128,265	3.13%

The following table displays the dollar amount of changes in interest income and interest expense for major components of earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in average volume between periods times the average yield/rate for the two periods), (ii) changes attributable to rate (changes in average rate between periods times the average volume for the two periods), and (iii) total increase (decrease).

TABLE 13 – SUMMARY OF CHANGES IN NET INTEREST INCOME

	2009 / 2008 Change Attributable To			2008 / 2007 Change Attributable To		
(dollars in thousands)	**Volume**	**Rate**	**Total Increase (Decrease)**	**Volume**	**Rate**	**Total Increase (Decrease)**
Earning assets:						
Loans receivable:						
Mortgage loans	$ 2,434	$ (2,665)	$ (231)	$ (605)	$ 74	$ (531)
Commercial loans (TE)	25,111	(16,705)	8,406	22,463	(23,223)	(760)
Consumer and other loans	4,074	(5,621)	(1,547)	5,435	(3,730)	1,705
Loans held for sale	679	(700)	(21)	(692)	(278)	(970)
Investment securities (TE)	8,524	(8,221)	303	3,280	(1,412)	1,868
Other earning assets	3,793	(4,143)	(350)	3,149	(2,880)	269
Total net change in income on earning assets	44,615	(38,055)	6,560	33,030	(31,449)	1,581
Interest-bearing liabilities:						
Deposits:						
NOW accounts	1,985	(6,155)	(4,170)	34	(8,689)	(8,655)
Savings and money market accounts	7,682	(9,106)	(1,424)	5,335	(6,213)	(878)
Certificates of deposit	7,460	(22,560)	(15,100)	11,155	(9,542)	1,613
Borrowings	417	(8,305)	(7,888)	3,795	(8,419)	(4,624)
Total net change in expense on interest-bearing liabilities	17,544	(46,126)	(28,582)	20,319	(32,863)	(12,544)
Change in net interest spread	**$ 27,071**	**$ 8,071**	**$ 35,142**	**$ 12,711**	**$ 1,414**	**$ 14,125**

Interest income includes interest income earned on earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

Provision for Loan Losses

Management of the Company assesses the allowance for loan losses monthly and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. Increases to the allowance for loan losses are achieved through provisions for loan losses that are charged against income. Adjustments to the allowance may also result from purchase accounting associated with loans acquired in mergers.

On a consolidated basis, the Company recorded a provision for loan losses of $45.4 million in 2009, an increase of $32.8 million over the $12.6 million provision recorded in 2008. The increase in the provision is a result of loan growth in IBERIABANK and IBERIABANK*fsb*'s portfolios, as well as higher charge-offs during the current year. The increase in the provision can also be attributable to a decrease in overall asset quality during 2009, as the Company had higher levels of past due loans, especially in the IBERIABANK portfolio. Loans past due in the consolidated loan portfolio totaled $253.0 million at December 31, 2009, an increase of $219.6 million over December 31, 2008. $223.5 million, or 88.4%, of total past dues were related to the former CSB, Orion, and Century portfolios. Excluding these loans, the Company's past due loans at December 31, 2009 were $29.4 million, a decrease of 11.7% from December 31, 2008. The following table illustrates loans past due 30 days or more, including nonaccrual loans, as a percentage of loans outstanding.

TABLE 14 – PAST DUE LOANS

	December 31,	
	2009	2008
IBERIABANK		
30+ days past due	5.03%	0.69%
Non-accrual loans	17.96%	0.22%
Total past due loans	**22.99%**	**0.92%**
IBERIABANK (Excluding FDIC Covered Assets)		
30+ days past due	0.58%	0.69%
Non-accrual loans	0.38%	0.22%
Total past due loans	**0.96%**	**0.92%**
IBERIABANK*fsb*		
30+ days past due	1.12%	1.57%
Non-accrual loans	2.78%	2.53%
Total past due loans	**3.90%**	**4.10%**
IBERIABANK Corporation (Excluding FDIC Covered Assets)		
30+ days past due	0.71%	0.89%
Non-accrual loans	0.96%	0.74%
Total past due loans	**1.67%**	**1.63%**
IBERIABANK Corporation		
30+ days past due	4.35%	0.89%
Non-accrual loans	15.33%	0.74%
Total past due loans	**19.68%**	**1.63%**

Past due loans, including nonaccrual loans, were 19.68% of total loans at December 31, 2009. Excluding the loans covered by loss share agreements, past due loans were 1.67% of total loans at December 31, 2009, a modest four basis point increase over December 31, 2008. In the IBERIABANK loan portfolio, excluding covered loans, past due loans increased four basis points as well, to 0.96% of total loans at December 31, 2009. IBERIABANK *fsb*'s past due ratio of 3.90% at December 31, 2009 is 20 basis points below the 4.10% at December 31, 2008.

Net charge-offs were $30.6 million in 2009, or an annualized chargeoff percentage of 0.73%. Net charge-offs for 2008 were at 0.28% of the consolidated loan portfolio. Year-to-date charge-offs totaled $11.0 million in the IBERIABANK loan portfolio and $19.7 million in the IBERIABANK *fsb* loan portfolio. The increase in net charge-offs over 2008 is a result of increased IBERIABANK *fsb* charge-offs during the current year, primarily in the commercial and credit card portfolios, as the Company has seen asset quality decline in the IBERIABANK *fsb* markets. Chargeoffs at IBERIABANK were seen in the commercial and consumer loan portfolios. Net charge-offs during 2009 included recoveries of $2.6 million, a decrease of $0.3 million from 2008.

Although some credit deterioration has been noted, the Company believes the allowance is adequate at December 31, 2009 to cover probable losses in the Company's loan portfolio. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, decreased only 13 basis points from 1.09% at December 31, 2008 to 0.96% at December 31, 2009. Although this ratio has decreased slightly since 2008, the Company continues to conclude adequate coverage of probable losses as supported by adequate coverage ratios.

Excluding loans covered by the FDIC loss share agreements, the Company's allowance is 1.36% of non-covered loans. On the same basis, the Company's allowance at December 31, 2009 is 124.5% of total nonperforming loans.

The Company's provision for loan losses covered net chargeoffs in 2009 1.5 times and covers 100% of nonperforming loans not subject to loss share reimbursement.

Noninterest Income

The Company reported noninterest income of $333.0 million in 2009 compared to $91.9 million for 2008. The following table illustrates the primary components of noninterest income for the years indicated.

TABLE 15 – NONINTEREST INCOME

(dollars in thousands)	**2009**	**2008**	**Percent Increase (Decrease)**	**2007**	**Percent Increase (Decrease)**
Service charges on deposit accounts	$ 22,986	$ 23,025	(0.2)%	$ 19,964	15.3%
ATM/debit card fee income	7,975	6,820	16.9	4,934	38.2
Income from bank owned life insurance	2,892	2,966	(2.5)	3,530	(16.0)
Gain on sale of loans, net	35,108	25,295	38.8	16,744	51.1
Gain (loss) on sale of assets	(644)	832	(177.4)	132	532.7
Gain (loss) on sale of investments, net	6,736	1,137	492.4	1,415	(19.6)
Gain on acquisitions	227,342		100.0		
Impairment of investment securities	-	-	-	(302)	(100.0)
Title revenue	18,476	19,003	(2.8)	17,293	9.9
Broker commission income	4,592	5,528	(16.9)	5,487	0.8
Other income	7,523	7,326	2.7	7,397	(1.0)
Total noninterest income	**$ 332,986**	**$ 91,932**	**262.2%**	**$ 76,594**	**20.0%**

Service charges on deposit accounts decreased slightly in 2009. The decrease was a result of lower NSF fees charged to customers. The $0.8 million decrease in NSF fees was offset by a similar increase in analysis and service fees attributable to the Company's larger customer base. Service charges increased $3.1 million in 2008 primarily due to the addition of accounts related to the ANB acquisition, as well as an increase in customer base in Louisiana and Arkansas.

An expanding cardholder base led to a $1.2 million increase in ATM and debit card income in 2009. ATM/debit card fee income increased $1.9 million in 2008 due to the expanded cardholder base and increased usage by customers. In addition, the Company earned income of $0.3 million from the conversion of its MasterCard debit cards to VISA debit cards during the third quarter of 2008.

The $0.1 million decrease in income earned from bank owned life insurance was attributable to slightly lower returns on the Company's policies during 2009. There were no additional policies purchased during 2009. Income from bank owned life insurance decreased $0.6 million in 2008 as the Company received the proceeds from a death benefit of $0.9 million on an insured former employee during the first quarter of 2007. The decrease in income was offset by earnings from additional policies purchased during 2007 and 2008.

Additional mortgage origination and sale activity at the Company's IMC subsidiary increased gains on the sale of loans $9.8 million for the twelve months of 2009 when compared to the same period in 2008. Total 2009 sales of $1.6 billion were $653 million, or 70.3%, higher than in 2008. Gains in 2008 increased $8.6 million over 2007 primarily due to the $6.9 million gain on the sale of approximately $30.4 million in credit card receivables during the first quarter of 2008, consistent with past practices at IBERIABANK*fsb*. Additional volume of originations and sales produced by IMC accounted for the remainder of the increase over 2007.

The Company recorded a loss of $0.6 million on the sale of assets during 2009. The loss on the disposal of relates primarily to the disposal of Pulaski Bank and PMC signage in connection with the entity's name change to IBERIABANK *fsb* and IBERIABANK Mortgage Company. There were no significant disposals during the same periods in 2008. Gains on the sale of assets increased $0.7 million in 2008 due primarily to the sale of the

Company's ATMs during the period to an outsourcing company that is responsible for the operation, maintenance, and repair of the ATM's. Gains in 2008 also included the sale of a statue from one of IBERIABANK's branches.

The Company gains on sale of its investments resulted from the sale of $331.4 million in agency and mortgage-backed securities, as well as CMO's, during 2009, with the proceeds used to invest in higher yielding securities. Gains increased $5.6 million in 2009 based on a higher volume of sales activity. Gains on the sale of investments in 2008 decreased $0.3 million from 2007. The gain recorded in 2007 includes a gain of $0.8 million from the sale of the Company's Mastercard stock and gains of $0.6 million from the sales of treasuries and agency callable and bullet securities.

As a result of a decrease in title insurance activity, title income decreased $0.5 million during 2009. The Company's business experienced a seasonal downturn in 2009, as residual business from mortgage financing slowed. Title income increased $1.7 million compared to 2007 primarily due to the acquisitions of United in April of 2007 and AAT in March 2008.

Broker commissions decreased $0.9 million from 2008 as a result of lower dealer transactions during 2009, consistent with the Company's expectations. The decreased volume is attributable to a weakened overall economy and the availability of excess customer capital. There were no significant changes in broker commission income from 2007 to 2008.

There were no significant changes in other noninterest income during 2009 or 2008 when compared to prior periods.

Noninterest Expense

The Company reported noninterest expense of $223.3 million in 2009 compared to $161.2 million for 2008. Ongoing attention to expense control is part of the Company's corporate culture. However, the Company's continued focus on growth through new branches, acquisitions and product expansion have caused increases in several components of noninterest expense. The following table illustrates the primary components of noninterest expense for the years indicated.

TABLE 16 – NONINTEREST EXPENSE

(dollars in thousands)	**2009**	**2008**	**Percent Increase (Decrease)**	**2007**	**Percent Increase**
Salaries and employee benefits	$ 114,379	$ 88,971	28.6 %	$ 79,672	11.7 %
Occupancy and equipment	24,337	23,294	4.5	20,035	16.3
Franchise and shares tax	3,242	2,243	44.5	2,470	(9.2)
Communication and delivery	6,522	6,495	0.4	6,142	5.7
Marketing and business development	5,640	3,342	68.8	3,039	10.0
Data processing	6,922	6,399	8.2	5,819	10.0
Printing, stationery and supplies	2,411	2,065	16.8	2,152	(4.0)
Amortization of acquisition intangibles	2,893	2,408	20.1	2,198	9.6
Professional services	8,164	5,137	58.9	3,973	29.3
Goodwill impairment	9,681	-	100.0	-	-
Other expenses	39,069	20,872	87.2	14,618	42.8
Total noninterest expense	**$ 223,260**	**$161,226**	**38.5 %**	**$140,118**	**15.1 %**

Salaries and employee benefits increased $25.4 million during 2009 due to higher mortgage incentives paid, as well as increased staffing due to the growth of the Company. The Company expanded into the Houston and Mobile markets in the current year and has begun staffing these new markets. In addition, salaries and benefits expense for the former CSB, Orion, and Century employees retained are included in 2009 operating expenses since their acquisition dates.

Salaries and employee benefits increased $9.3 million in 2008 primarily due to increased staffing associated with the ANB, AAT, and IAM acquisitions, as well as higher mortgage-related commissions. Salaries and benefits expense also include higher share-based employee compensation costs due to new grants during 2008.

An increase in the Company's rent expense due to new locations drove occupancy and equipment expense up $1.0 million in 2009 when compared to 2008. In addition to locations added in the current year, the Company incurred merger-related occupancy expenses in the latter part of 2009. The increased size of the Company also contributed to the higher repairs and maintenance expense at the Company's locations in 2009. Occupancy and equipment expense increased $3.3 million in 2008 when compared to 2007 due primarily to the facilities costs associated with new branches at IBERIABANK *fsb*, as well as an increase in rent expense in the current year from additional LTC locations and renewals of current property rentals. Equipment expense for 2008 also includes equipment rental expense associated with the outsourcing of the operation and maintenance of the Company's ATMs.

Despite the increase in the number of branches and locations the Company operates, the Company has kept communication and delivery expenses, as well as data processing expenses, stable with 2008. Excluding expenses incurred with the disposal of business forms, stationary, and other office supplies due to the name change to IBERIABANK *fsb* and IBERIABANK Mortgage Company, company-wide expenses for printing and supplies remained consistent with 2008. Disposal of unusable forms and supplies using the Pulaski and PMC logos totaled $0.1 million in 2009.

Communication and delivery charges and data processing increased $0.4 million and $0.6 million, respectively, in 2008. These increases are primarily a result of merger-related expenses from the ANB acquisition. The FDIC charged the Company deposit processing fees at ANB throughout the second quarter of 2008 from the acquisition date to settlement. The addition of ANB branches in 2008 also increased the Company's delivery charges.

The $2.3 million increase in marketing and business development expenses during 2009 is a result of the expenses associated with customer mailings regarding the IBERIABANK *fsb* name change and the CSB, Orion, and Century acquisitions. Expenses totaled $0.1 million for the name change and $0.4 million for the acquisitions. Because the Company entered into new states in 2009, the Company increased advertising and media expenses by $0.5 million in 2009 to promote the franchise in Florida and Alabama. The Company also increased its community relations expense by $0.6 million in the current year to continue to promote the franchise.

Marketing and business development expense increased $0.3 million in 2008 as a result of additional customer notifications, advertisements, and direct mail expenses incurred as a result of growth from the ANB acquisition. 2008 business development expenses also include the cost of customer mailings associated with the switch in ATM and debit card providers from MasterCard to VISA.

The core deposits created in the CSB, Orion, and Century acquisitions during 2009 contributed to the $0.5 million increase in amortization of intangible assets. Amortization of acquisitions intangibles increased $0.2 million in 2008 from 2007 as a result of the additional core deposit intangibles recorded in the ANB acquisition.

Professional services expense was $3.0 million higher in the current year when compared to last year, as the Company incurred additional legal, audit, and consulting expenses as a result of the preferred stock redemption, warrant and fair value valuations, CSB, Orion, and Century acquisitions, and the overall increase in size and complexity of the Company.

Professional services expense increased $1.2 million in 2008 primarily due to higher consulting expenses, legal fees, and independent auditor fees. The Company incurred additional legal and consulting expenses as a result of the ANB acquisition. Legal and audit fees were also incurred as part of the Company's preferred stock issuance during 2008.

Other noninterest expenses in 2009 include insurance and bond expenses of $10.2 million. Similar expenses in 2008 totaled $3.4 million. The largest increase in expenses is a result of additional FDIC assessments in the current year. The size of the Company's deposits, as well as a special assessment imposed on all financial institutions during the first and second quarters of 2009, increased the Company's deposit insurance $6.8 million for year ended December 31, 2009.

Both credit and loan-related expense and ATM/debit card expenses reflect the additional locations and volume of activity resulting from the growth of the IBERIABANK and IBERIABANK *fsb* franchises. For the year, credit-related expenses increased $1.4 million, while ATM expenses increased $1.1 million. Travel and entertainment expenses increased $1.4 million in 2009, as the Company incurred significant acquisition-related travel expenses as a result of the Alabama and Florida acquisitions. Other expense types, including credit card expenses, bank service charges, and stock market and registration agent fees, did not experience a significant fluctuation from 2008.

Net costs of OREO property increased $6.5 million in the current year, as the Company has increased its collection efforts on its properties included in OREO. The increase in expenses is consistent with an increase in the size of the IBERIABANK and IBERIABANK *fsb* portfolios, as OREO balances have increased $57.8 million, or 354.2%, since December 31, 2008. In 2009, the Company incurred $5.9 million in property writedowns that are included in these net costs. In addition, the number of properties included in OREO resulted in increased appraisal, property tax, and maintenance expenses. Many of these same expenses were offset by gains on sales in 2008.

Other noninterest expenses increased $6.3 million in 2008 from 2007. Loan related expenses increased $1.1 million as a result of the additional loan collection efforts on the Company's portfolio. Similarly, net costs of OREO properties increased $1.1 million as the size of the portfolio increased due to collection efforts. Increases in bank service charges, credit card expenses, and ATM/debit card expenses all reflected the additional locations and volume of activity resulting from the growth of the IBERIABANK and IBERIABANK *fsb* franchises, as well as expenses incurred by United and AAT. Combined, these expenses increased $1.1 million in 2008. Other expenses also included higher FDIC deposit insurance premiums. The $2.3 million increase in FDIC premiums in 2008 was due to a larger deposit base from the ANB acquisition and organic growth. The increase in premiums was also due to the expiration of a one-time credit in 2008.

Income Taxes

For the years ended December 31, 2009, 2008, and 2007, the Company incurred income tax expense of $85.9 million, $15.9 million, and $17.2 million, respectively. The Company's effective tax rate amounted to 36.2%, 28.5%, and 29.3% during 2009, 2008 and 2007, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and various tax credits taken. The difference in the effective tax rates for the periods presented is a result of the relative tax-exempt interest income levels during the respective periods. The increase in the Company's effective tax rate in 2009 is primarily caused by an increase in income taxes at the Company's IBERIABANK subsidiary. With IBERIABANK's expansion into Florida and Alabama in 2009, income generated in those states, included the Company's gain on acquisitions, is subject to state taxes and therefore increased income tax expense in the current year. For more information, see Note 13 of the Consolidated Financial Statements.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The Federal Reserve Board ("FRB") imposes similar capital regulations on bank holding companies. Compliance with bank and bank holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2009, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 9.90%, a Tier 1 risk-based capital ratio of 13.21% and a total risk-based capital ratio of 14.58%.

At December 31, 2009, both IBERIABANK and IBERIABANK *fsb* also exceeded all regulatory capital ratio requirements with Tier 1 leverage capital ratios of 8.40% and 10.35%, Tier 1 risk-based capital ratios of 12.18% and 12.45% and total risk-based capital ratios of 13.50% and 13.69%, respectively.


Regulatory Capital
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
4.00%
8.40%
10.35%
9.90%
4.00%
12.18%
12.45%
13.21%
8.00%
13.50%
13.69%
14.58%
Tier 1 leverage ratio
Tier 1 risk-based ratio
Total risk-based ratio
Required
IBERIABANK
IBERIABANK fsb
IBERIABANK Corp

For additional information on the Company's capital ratios, see Note 15 to the Consolidated Financial Statements.

Regulatory capital ratios will be significantly affected by the common stock issuance in March 2010. The net proceeds of $329.0 million qualify as Tier 1 capital for regulatory purposes. Assuming the proceeds from the issuance were received on December 31, 2009, the Company's regulatory capital ratios would have been as follows:

	Pro-forma Capital	
(dollars in thousands)	**Amount**	**Percent**
Tier 1 Leverage	$ 1,108,905	13.51%
Tier 1 Risk-Based	$ 1,108,905	17.80%
Total Risk-Based	$ 1,189,686	19.09%

LIQUIDITY

The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at December 31, 2009 totaled $2.3 billion. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company.

Additionally, the majority of the investment security portfolio is classified by the Company as available-for-sale which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, the Company continues to experience significant cash flows on a normal basis.

The following table summarizes the Company's cash flows for the years ended December 31, 2009, 2008, and 2007:

(dollars in thousands)	2009	2008	2007
Cash flow (used in) provided by operations	$ (227,156)	$ 46,365	$ 73,570
Cash flow used in investing	(241,837)	(220,268)	(420,619)
Cash flow provided by financing	298,525	396,663	385,249
Net (decrease) increase in cash and cash equivalents	$ (170,468)	$ 222,760	$ 38,200

The Company's operating cash flow decreased $273.5 million in 2009, primarily as a result of two factors. First, the Company sold fed funds of $261.4 million at December 31, 2009 due to excess liquidity. Liquidity exceeded short-term funding needs due to the cash acquired from the Orion and Century banks, as well as cash paid by the FDIC in settlement of the acquisitions. Funds sold were offset by income of $151.3 million and a noncash provision for loan losses of $45.4 million.

Cash flows provided by operations during 2008 were $27.2 million lower than the same period in 2007. The decrease was primarily due to a decrease in net income of $1.4 million and an increase of $9.2 million in net fundings of loans held for sale. Operating cash flow was also negatively affected by the assets acquired in the ANB acquisition during 2008.

Cash used in investing activities was $21.6 million higher than in 2008. Investing cash flow was negatively affected by the use of funds to purchase investment securities during 2009. Net cash outflow for investment security activity was $362.2 million higher than in 2008. Net investment purchases totaled $393.2 million for 2009. Cash flow was positively affected by cash received in acquisition transactions of $496.0 million, which includes both the cash at the acquiring institutions and cash paid by the FDIC.

Cash used in investing activities decreased $200.4 million in 2008 compared to the same period in 2007 primarily due to the cash received during the ANB acquisition. Net cash inflow from the acquisitions was $128.5 million during 2008, a $134.3 million increase in cash inflow over 2007. The sale of a portion of the Company's credit card receivables during 2008 for $37.4 million provided additional cash inflow. Investing cash outflow was also positively impacted by a decrease in net loan funding of $83.8 million and a decrease in purchases of property and equipment of $6.6 million.

Cash provided by financing activities was $298.5 million in 2009, $98.1 million lower than in 2008. The decrease was primarily a result of the repayments of long-term debt in 2009, as the Company repaid $380.7 million of long-term FHLB advances and subordinated debt in 2009. In addition, the Company repaid its outstanding preferred stock and redeemed the associated warrants for $89.1 million and paid common and preferred stock dividends of $26.7 million. Cash received from the Company's common stock issuance in July 2009 offset these uses of cash. Total proceeds from the 4.4 million shares issued were $164.6 million. In addition, the Company had an increase in deposits, net of acquired deposits, of $529.4 million, $202.5 million higher than in 2008.

Although cash provided by financing activities only increased $11.4 million from 2007 to 2008, the Company's financing activities significantly affected its balance sheet position, and more specifically total capital and funding sources. The Company increased its deposits through organic growth and received proceeds of $109.9 million and $90.0 million from its common and preferred stock issuances. The cash flow provided by these activities allowed the Company to decrease its short term borrowings by $227.9 million through pay downs and extension of borrowings to longer-term financing.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loan and investment securities are greatly influenced by general interest rates, economic conditions and competition. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2009, the Company had $662.7 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2009 from the FHLB of Dallas amounted to $960.4 million. The Company and IBERIABANK also have various funding arrangements with commercial banks providing up to $145 million in the form of federal funds and other lines of credit. At December 31, 2009, there was no balance outstanding on these lines and all of the funding was available to the Company.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending and investment security products. The Company uses its sources of funds primarily to meet its ongoing commitments and fund loan commitments. The Company has been able to generate sufficient cash through its deposits, as well as borrowings, and anticipates it will continue to have sufficient funds to meet its liquidity requirements.

ASSET/ LIABILITY MANAGEMENT AND MARKET RISK

The principal objective of the Company's asset and liability management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the appropriate level of risk given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company's actions in this regard are taken under the guidance of the Senior Management Planning Committee. The Senior Management Planning Committee normally meets monthly to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, local and national market conditions and interest rates. In connection therewith, the Senior Management Planning Committee generally reviews the Company's liquidity, cash flow needs, maturities of investments, deposits, borrowings and capital position.

The objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and on the net present value of the Company's earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit this exposure. Interest rate risk is measured using net interest income simulation and asset/liability net present value sensitivity analyses. The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin and predict market risk. Estimates are based upon numerous assumptions including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows and others. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

Included in the modeling are instantaneous parallel rate shifts scenarios, which are utilized to establish exposure limits. These scenarios are known as "rate shocks" because all rates are modeled to change instantaneously by the indicated shock amount, rather than a gradual rate shift over a period of time that has traditionally been more realistic.

The Company's interest rate risk model indicated that the Company was slightly asset sensitive in terms of interest rate sensitivity. Based on the Company's interest rate risk model, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income.

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	3.9%
+100	1.3
- 100	-3.7
- 200	-8.4

The influence of using the forward curve as of December 31, 2009 as a basis for projecting the interest rate environment would approximate a 1.1% increase in net interest income. The computations of interest rate risk shown above do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

The rate environment is a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB's objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching a then-low of 1.00% in mid-2003. The targeted fed funds rate decreased three times in 2007 by 100 total basis points and ended 2007 at 4.25%. In response to growing concerns about the banking industry and customer liquidity, the fed funds rate decreased seven times to a new all-time low of 0.25% at the end of 2008. The fed funds rate has remained at 0.25% through 2009. The decrease in the fed funds rate has resulted in compressed net interest margin for the Company, as assets have repriced more quickly than the Company's liabilities. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, any flattening of the yield curve will exert downward pressure on the net interest margin and net interest income.

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans are sold in the secondary market to avoid assumption of the rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2009, $3.0 billion, or 51.8%, of the Company's total loan portfolio had adjustable interest rates. IBERIABANK and IBERIABANK *fsb* have no significant concentration to any single loan component or industry segment.

The Company's strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest or low interest-bearing transaction accounts, which are not sensitive to changes in interest rates. At December 31, 2009, 59.3% of the Company's deposits were in transaction and limited-transaction accounts, compared to 60.0% at December 31, 2008. Noninterest bearing transaction accounts totaled 13.0% of total deposits at December 31, 2009, compared to 15.5% of total deposits at December 31, 2008.

As part of an overall interest rate risk management strategy, off-balance sheet derivatives may also be used as an efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Management may from time to time engage in interest rate swaps to effectively manage interest rate risk. The interest rate swaps of the Company were executed to modify net interest sensitivity to levels deemed appropriate.

OTHER OFF-BALANCE SHEET ACTIVITIES

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company's consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2009, the total approved loan commitments outstanding amounted to $131.1 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $1.0 billion. Included in these totals are commercial commitments amounting to $637.7 million as shown in the following table.

TABLE 17 - COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(dollars in thousands)	Less Than 1 Year	1 – 3 Years	3 – 5 Years	Over 5 Years	Total
Unused commercial lines of credit	$ 389,003	$ 188,412	$ 56,674	$ 3,651	$ 637,740
Unfunded loan commitments	79,285	-	-	-	79,285
Standby letters of credit	21,341	8,881	-	-	30,222
Total	**$ 489,629**	**$ 197,293**	**$ 56,674**	**$ 3,651**	**$ 747,247**

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and other debt commitments at December 31, 2009 are shown in the following table.

TABLE 18 – CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(dollars in thousands)	2010	2011	2012	2013	2014	2015 and After	Total
Operating leases	$ 5,309	$ 3,834	$ 2,967	$ 2,366	$ 2,177	$ 13,743	$ 30,396
Certificates of deposit	2,259,678	484,248	271,851	38,944	21,335	533	3,076,589
Short-term borrowings	263,351	-	-	-	-	-	263,351
Long-term debt	138,888	122,644	128,735	45,979	136,334	173,284	745,864
Total	**$ 2,667,226**	**$ 610,726**	**$ 403,553**	**$ 87,289**	**$ 159,846**	**$ 187,560**	**$ 4,116,200**

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company's growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2010.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA[1]

(dollars in thousands, except per share data)	2009	2008	2007	2006	2005
	Years Ended December 31,				
Balance Sheet Data					
Total assets	$ 9,700,402	$ 5,583,226	$ 4,916,958	$ 3,203,036	$ 2,852,592
Cash and cash equivalents	175,397	345,865	123,105	84,905	126,800
Loans receivable	5,784,365	3,744,402	3,430,039	2,234,002	1,918,516
Investment securities	1,580,837	889,476	804,877	581,352	572,582
Goodwill and other intangibles	260,144	259,683	254,627	99,070	100,576
Deposit accounts	7,556,148	3,995,816	3,484,828	2,422,582	2,242,956
Borrowings	1,009,215	776,692	893,770	439,602	319,061
Shareholders' equity	954,215	734,208	498,059	319,551	263,569
Book value per share [2]	$ 46.04	$ 40.53	$ 38.99	$ 31.07	$ 27.60
Tangible book value per share [2] [4]	33.53	24.20	19.06	21.43	17.07

(dollars in thousands, except per share data)	2009	2008	2007	2006	2005
	Years Ended December 31,				
Income Statement Data					
Interest income	$ 270,387	$ 263,827	$ 262,246	$ 165,292	$ 135,248
Interest expense	97,602	126,183	138,727	73,770	50,450
Net interest income	172,785	137,644	123,519	91,522	84,798
Provision for (reversal of) loan losses	45,370	12,568	1,525	(7,803)	17,069
Net interest income after provision for (reversal of) loan losses	127,415	125,076	121,994	99,325	67,729
Noninterest income	332,986	91,932	76,594	23,450	26,141
Noninterest expense	223,260	161,226	140,118	72,545	63,708
Income before income taxes	237,141	55,782	58,470	50,230	30,162
Income taxes	85,891	15,870	17,160	14,535	8,162
Net income	$ 151,250	$ 39,912	$ 41,310	$ 35,695	$ 22,000
Earnings per share – basic	$ 8.10	$ 3.04	$ 3.31	$ 3.67	$ 2.33
Earnings per share – diluted	8.03	2.97	3.21	3.48	2.19
Cash earnings per share – diluted	8.13	3.09	3.32	3.56	2.27
Cash dividends per share	1.36	1.36	1.34	1.22	1.00

	At or For the Years Ended December 31,				
	2009	2008	2007	2006	2005
Key Ratios (3)					
Return on average assets	2.37 %	0.77 %	0.90 %	1.19 %	0.81 %
Return on average common equity	19.16	7.59	8.87	12.86	8.41
Return on average tangible common equity (4)	29.28	15.64	18.86	21.94	13.80
Equity to assets at end of period	9.84	13.15	10.13	9.98	9.24
Earning assets to interest-bearing liabilities	118.34	113.14	111.83	116.07	114.92
Interest rate spread (5)	2.78	2.67	2.73	2.99	3.23
Net interest margin (TE) (5) (6)	3.09	3.03	3.13	3.42	3.54
Noninterest expense to average assets	3.50	3.10	3.06	2.41	2.34
Efficiency ratio (7)	44.14	70.23	70.02	63.10	57.43
Tangible efficiency ratio (TE) (4) (5)	42.91	67.27	66.71	59.70	54.21
Common stock dividend payout ratio	16.90	46.98	41.61	33.64	43.56
Asset Quality Data					
Nonperforming assets to total assets at end of period (8)	10.40 %	0.83 %	0.98 %	0.16 %	0.21 %
Allowance for loan losses to nonperforming loans at end of period (8)	5.96	134.87	98.77	993.76	659.29
Allowance for loan losses to total loans at end of period	0.96	1.09	1.12	1.34	1.98
Consolidated Capital Ratios					
Tier 1 leverage capital ratio	9.90 %	11.27 %	7.42 %	9.01 %	7.65 %
Tier 1 risk-based capital ratio	13.21	14.07	9.32	11.81	10.70
Total risk-based capital ratio	14.58	15.69	10.37	13.06	11.96

(1) 2007 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company's acquisitions of PIC on January 31, 2007 and Pocahontas on February 1, 2007. 2009 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company's acquisitions of CSB on August 21, 2009 and Orion and Century on November 13, 2009.

(2) Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.

(3) With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(4) Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

(5) Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.

(6) Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(7) The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues are the sum of net interest income and noninterest income.

(8) Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
IBERIABANK Corporation

The management of IBERIABANK Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment, management believes that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has also issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009.



Daryl G. Byrd
President and Chief Executive Officer



Anthony J. Restel
Senior Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
IBERIABANK Corporation

We have audited IBERIABANK Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IBERIABANK Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, IBERIABANK Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of IBERIABANK Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 15, 2010, expressed an unqualified opinion thereon.

Ernst & Young LLP

New Orleans, Louisiana
March 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBERIABANK Corporation at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, IBERIABANK Corporation changed its method of accounting for business combinations during 2009. In addition, as discussed in Note 2 to the consolidated financial statements, IBERIABANK Corporation changed its method of computing earnings per share during 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IBERIABANK Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2010, expressed an unqualified opinion thereon.

Ernst & Young LLP

New Orleans, Louisiana
March 15, 2010

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2009 and 2008

(dollars in thousands, except share data)	2009	2008
Assets		
Cash and due from banks	$ 94,674	$ 159,716
Interest-bearing deposits in banks	80,723	186,149
Total cash and cash equivalents	175,397	345,865
Fed funds sold	261,421	9,866
Securities available for sale, at fair value	1,320,476	828,743
Securities held to maturity, fair values of $260,798 and $60,950, respectively	260,361	60,733
Mortgage loans held for sale	66,945	63,503
Loans covered by loss share agreement	1,670,466	-
Non-covered loans, net of unearned income	4,113,899	3,744,402
Total loans, net of unearned income	5,784,365	3,744,402
FDIC loss share receivable	1,034,734	-
Allowance for loan losses	(55,768)	(40,872)
Loans and related loss receivable, net	6,763,331	3,703,530
Premises and equipment, net	137,426	131,404
Goodwill	227,080	236,761
Other assets	487,965	202,821
Total Assets	$ 9,700,402	$ 5,583,226
Liabilities		
Deposits:		
Noninterest-bearing	$ 985,253	$ 620,637
Interest-bearing	6,570,895	3,375,179
Total deposits	7,556,148	3,995,816
Short-term borrowings	263,351	208,213
Long-term debt	745,864	568,479
Other liabilities	180,824	76,510
Total Liabilities	8,746,187	4,849,018
Shareholders' Equity		
Preferred stock, $1 par value and liquidation value per share of $1,000; 5,000,000 shares authorized; 90,000 shares issued and outstanding in 2008	-	87,779
Common stock, $1 par value - 50,000,000 shares authorized; 22,106,659 and 17,674,759 shares issued, respectively	22,107	17,677
Additional paid-in capital	632,086	474,209
Retained earnings	341,621	218,818
Accumulated other comprehensive income	22,416	12,294
Treasury stock at cost - 1,359,411 and 1,773,939 shares, respectively	(64,015)	(76,569)
Total Shareholders' Equity	954,215	734,208
Total Liabilities and Shareholders' Equity	$ 9,700,402	$ 5,583,226

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Income
Years Ended December 31, 2009, 2008 and 2007

(dollars in thousands, except per share data)	2009	2008	2007
Interest and Dividend Income			
Loans, including fees	$ 220,282	$ 213,654	$ 213,239
Mortgage loans held for sale, including fees	3,450	3,471	4,440
Investment securities:			
Taxable interest	38,487	38,547	36,869
Tax-exempt interest	4,220	3,857	3,668
Other	3,948	4,298	4,030
Total interest and dividend income	270,387	263,827	262,246
Interest Expense			
Deposits	75,683	96,376	104,297
Short-term borrowings	1,328	4,458	15,938
Long-term debt	20,591	25,349	18,492
Total interest expense	97,602	126,183	138,727
Net interest income	172,785	137,644	123,519
Provision for loan losses	45,370	12,568	1,525
Net interest income after provision for loan losses	127,415	125,076	121,994
Noninterest Income			
Service charges on deposit accounts	22,986	23,025	19,964
ATM/debit card fee income	7,975	6,820	4,934
Income from bank owned life insurance	2,892	2,966	3,530
Gain on sale of loans, net	35,108	25,295	16,744
Gain on sale of assets	(644)	832	132
Gain on acquisition	227,342	-	-
Gain on sale of investments, net	6,736	1,137	1,113
Gains (losses) on swaps	202	(280)	(726)
Net cash settlements on swaps	(326)	5	590
Title revenue	18,476	19,003	17,293
Broker commissions	4,592	5,528	5,487
Other income	7,647	7,601	7,533
Total noninterest income	332,986	91,932	76,594
Noninterest Expense			
Salaries and employee benefits	114,379	88,971	79,672
Occupancy and equipment	24,337	23,294	20,035
Franchise and shares tax	3,242	2,244	2,470
Communication and delivery	6,522	6,495	6,142
Marketing and business development	5,640	3,342	3,039
Data processing	6,922	6,399	5,819
Printing, stationery and supplies	2,411	2,065	2,151
Amortization of acquisition intangibles	2,893	2,408	2,198
Professional services	8,164	5,137	3,973
Goodwill Impairment	9,681	-	-
Other expenses	39,069	20,871	14,619
Total noninterest expense	223,260	161,226	140,118
Income before income tax expense	237,141	55,782	58,470
Income tax expense	85,891	15,870	17,160
Net Income	151,250	39,912	41,310
Preferred Stock Dividends	(3,350)	(348)	-
Income Available to Common Shareholders - Basic	**$ 147,900**	**$ 39,564**	**$ 41,310**
Earnings Allocated to Unvested Restricted Stock	**(3,733)**	**(1,045)**	**(926)**
Earnings Available to Common Shareholders - Diluted	**144,167**	**38,519**	**40,384**
Earnings per common share - Basic	$ 8.10	$ 3.04	$ 3.31
Earnings per common share - Diluted	$ 8.03	$ 2.97	$ 3.21
Cash dividends declared per common share	$ 1.36	$ 1.36	$ 1.34

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2009, 2008 and 2007

(dollars in thousands, except share and per share data)	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2006	$ -	$ 12,379	$ 214,483	$ 173,794	$ (3,306)	$ (77,799)	$ 319,551
Comprehensive income:							
Net income				41,310			41,310
Change in unrealized gain on securities available for sale, net of deferred taxes					9,352		9,352
Change in fair value of derivatives used for cash flow hedges, net of tax effect					(321)		(321)
Total comprehensive income							50,341
Cash dividends declared, $1.34 per share			20	(17,189)			(17,169)
Consolidation of joint venture			60	(4)			56
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 130,913 shares			1,375			2,572	3,947
Common stock issued for recognition and retention plan			(2,711)			2,711	-
Common stock issued for acquisition		2,421	143,989				146,410
Share-based compensation cost			4,530				4,530
Treasury stock acquired at cost, 168,021 shares						(9,607)	(9,607)
Balance, December 31, 2007	$ -	$ 14,800	$ 361,746	$ 197,911	$ 5,725	$ (82,123)	$ 498,059
Cumulative effect adjustment -Adoption of EITF 06-4				(71)			(71)
Balance after adjustment, December 31, 2007	-	14,800	361,746	197,840	5,725	(82,123)	497,988
Comprehensive income:							
Net income				39,912			39,912
Change in unrealized gain on securities available for sale, net of deferred taxes					7,099		7,099
Change in fair value of derivatives used for cash flow hedges, net of tax effect					(530)		(530)
Total comprehensive income							46,481
Cash dividends declared, $1.36 per share			(33)	(18,586)			(18,619)
Cash dividends declared, preferred stock				(348)			(348)
Equity contribution to joint venture			10				10
Reissuance of treasury stock under incentive plan, net of shares surrendered in payment, including tax benefit, 168,860 shares			919			2,788	3,707
Common stock issued for recognition and retention plan			(2,766)			2,766	-
Common stock issued, net of issuance costs		2,877	106,978				109,855
Preferred stock issued and common stock warrants	87,779		2,249				90,028
Share-based compensation cost			5,106				5,106
Balance, December 31, 2008	$ 87,779	$ 17,677	$ 474,209	$ 218,818	$ 12,294	$ (76,569)	$ 734,208
Comprehensive income:							
Net income				151,250			151,250
Change in unrealized gain on securities available for sale, net of deferred taxes					(2,592)		(2,592)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					12,714		12,714
Total comprehensive income							161,372
Cash dividends declared, $1.36 per share				(25,002)			(25,002)
Preferred stock dividend and accretion	99			(3,350)			(3,251)
Preferred stock redemption	(87,878)						(87,878)
Redemption of preferred warrant			(1,200)				(1,200)
Reissuance of treasury stock under incentive plan, net of shares surrendered in payment, including tax benefit, 192,685 shares			(497)			5,328	- - 4,831
Common stock issued		4,430	160,214				164,644
Common stock issued for recognition and retention plan			(7,226)			7,226	-
Share-based compensation cost			6,586				6,586
Equity contribution to joint venture				(95)			(95)
Balance, December 31, 2009	$ -	$ 22,107	$ 632,086	$ 341,621	$ 22,416	$ (64,015)	$ 954,215

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008 and 2007

(dollars in thousands)	2009	2008	2007
Cash Flows from Operating Activities			
Net income	$ 151,250	$ 39,912	$ 41,310
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,377	11,333	10,834
Amortization of purchase accounting adjustments	(7,051)	883	(517)
Provision for loan losses	45,370	12,568	1,525
Noncash compensation expense	6,586	5,106	4,530
(Loss) gain on sale of assets	644	(832)	(132)
Loss on impaired securities	-	-	302
Gain on sale of credit card receivables	-	(6,901)	-
Gain on sale of investments	(6,736)	(1,137)	(1,113)
Goodwill impairment	9,681	-	-
Loss on abandonment of fixed assets	154	-	-
Amortization of premium/discount on investments	3,719	(1,044)	(2,845)
Derivative (gains) losses on swaps	(198)	275	726
Current (benefit) provision for deferred income taxes	77,850	(305)	2,004
Mortgage loans held for sale			
Originations	(1,587,095)	(928,915)	(779,145)
Proceeds from sales	1,618,761	941,500	799,311
Gain on sale of loans, net	(35,108)	(18,394)	(16,744)
Cash retained from tax benefit associated with share-based payment arrangements	(1,346)	(1,650)	(796)
Increase in other assets	(311,898)	(13,925)	(3,736)
Other operating activities, net	(202,116)	7,891	18,056
Net Cash Provided by (Used in) Operating Activities	(227,156)	46,365	73,570
Cash Flows from Investing Activities			
Proceeds from sales of securities available for sale	338,096	59,895	45,029
Proceeds from maturities, prepayments and calls of securities available for sale	413,221	327,851	289,694
Purchases of securities available for sale	(944,914)	(415,312)	(300,783)
Proceeds from maturities, prepayments and calls of securities held to maturity	349,019	10,286	13,066
Purchases of securities held to maturity	(548,647)	(13,768)	
Proceeds from sale of loans	-	37,402	-
Increase in loans receivable, net, excluding loans acquired and sale of credit card receivable	(344,310)	(361,971)	(445,723)
Proceeds from sale of premises and equipment	70	3,164	2,864
Purchases of premises and equipment	(16,212)	(7,492)	(14,121)
Proceeds from disposition of real estate owned	15,011	2,148	4,654
Cash received (paid) in excess of cash paid (received) for acquisition	496,015	128,464	(5,836)
Other investing activities, net	814	9,065	(9,463)
Net Cash Used in Investing Activities	(241,837)	(220,268)	(420,619)
Cash Flows from Financing Activities			
Increase in deposits, net of deposits acquired	529,415	326,954	57,631
Net change in short-term borrowings, net of borrowings acquired	42,561	(227,933)	194,541
Proceeds from long-term debt	53,531	157,666	200,000
Repayments of long-term debt	(380,659)	(45,684)	(45,145)
Dividends paid to shareholders	(23,355)	(17,870)	(16,138)
Preferred stock dividend paid	(3,350)	-	-
Proceeds from sale of treasury stock for stock options exercised	4,449	2,787	3,171
Payments to repurchase common stock	(979)	(762)	(9,607)
Preferred stock issued and common stock warrants	(87,878)	90,000	-
Common stock issued	164,644	109,855	-
Redemption of preferred stock warrant	(1,200)	-	-
Cash retained from tax benefit associated with share-based payment arrangements	1,346	1,650	796
Net Cash Provided by Financing Activities	298,525	396,663	385,249
Net Increase (Decrease) In Cash and Cash Equivalents	(170,468)	222,760	38,200
Cash and Cash Equivalents at Beginning of Period	345,865	123,105	84,905
Cash and Cash Equivalents at End of Period	$ 175,397	$ 345,865	$ 123,105
Supplemental Schedule of Noncash Activities			
Acquisition of real estate in settlement of loans	$ 19,254	$ 8,746	$ 10,776
Common stock issued in acquisition	$ -	$ -	$ 146,410
Transfers of property into Other Real Estate	$ 20,575	$ 531	$ 347
Exercise of stock options with payment in company stock	$ 290	$ 187	$ 529
Supplemental Disclosures			
Cash paid for:			
Interest on deposits and borrowings	$ 104,228	$ 128,940	$ 134,552
Income taxes, net	$ 17,127	$ 7,493	$ 4,420

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of IBERIABANK Corporation and its wholly owned subsidiaries, IBERIABANK, IBERIABANK *fsb* (formerly Pulaski Bank and Trust Company, or "Pulaski Bank"), Lenders Title Company ("LTC"), and IBERIA Capital Partners LLC ("ICP"). All significant intercompany balances and transactions have been eliminated in consolidation. All normal, recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial statements, have been included. Certain amounts reported in prior periods have been reclassified to conform to the current period presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

NATURE OF OPERATIONS: The Company offers commercial and retail banking products and services to customers throughout locations in six states through IBERIABANK and IBERIABANK *fsb*. The Company also operates mortgage production offices in twelve states through IBERIABANK *fsb*'s subsidiary, IBERIABANK Mortgage Company ("IMC", formerly Pulaski Mortgage Company, or "PMC") and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through LTC and its subsidiaries. Upon Financial Industry Regulatory Authority ("FINRA") approval of its license, ICP will provide equity research, institutional sales and trading, and corporate finance services.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments and share-based compensation.

CONCENTRATION OF CREDIT RISKS: Most of the Company's business activity is with customers located within the States of Louisiana, Florida, Arkansas, Alabama, Texas, and Tennessee. The Company's lending activity is concentrated in its primary market areas in those states. The Company has emphasized originations of commercial loans and private banking loans. Repayment of loans is expected to come from cash flows of the borrower. Losses on secured loans are limited by the value of the collateral upon default of the borrowers. The Company does not have any significant concentrations to any one industry or customer.

CASH AND CASH EQUIVALENTS: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions with original maturities less than three months. IBERIABANK and IBERIABANK *fsb* may be required to maintain average balances on hand or with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. At December 31, 2009 and 2008, the required reserve balances were $6,864,000 and $2,669,000, respectively, for IBERIABANK and $25,000 for both 2009 and 2008 for IBERIABANK *fsb*. Both IBERIABANK and IBERIABANK *fsb* had enough cash deposited with the Federal Reserve at December 31, 2009 to cover the required reserve balance.

INVESTMENT SECURITIES: Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Declines in the value of individual held to maturity and available for sale securities below their cost that are other than temporary are included in earnings as realized losses. In estimating other than temporary impairment losses, management considers 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value, and 4) for debt securities, the recovery of contractual principal and interest. Gains/losses on securities sold are recorded on the trade date, using the specific identification method.

MORTGAGE LOANS HELD FOR SALE: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. These loans are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2009, an insignificant number of loans were returned to the Company.

LOANS: The Company grants mortgage, commercial and consumer loans to customers. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Deferred loan origination fees were $5,098,000 and $3,575,000 and deferred loan expenses were $4,586,000 and $4,760,000 at December 31, 2009 and 2008, respectively. In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its consolidated balance sheets. At December 31, 2009 and 2008, overdrafts of $2,117,000 and $1,684,000, respectively, have been reclassified to loans receivable.

Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield, using the interest method.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Mortgage, credit card and other personal loans are typically charged off to net collateral value, less cost to sell, no later than 180 days past due. Past due status is based on the contractual terms of loans. In all cases, loans are placed on nonaccrual status or charged off at an earlier date if collection of principal or interest is considered doubtful.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The impairment loss is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

In general, all interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis method or cost-recovery method, until qualifying for a return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is established as losses are estimated to have occurred through a provision charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

The allowance for loan losses is maintained at a level which, in management's opinion, is adequate to absorb credit losses inherent in the portfolio. The Company utilizes both peer group analysis, as well as a historical analysis of the Company's portfolio to validate the overall adequacy of the allowance for loan losses. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan losses with consideration given to current economic conditions, changes to loan policies, the volume and type of lending, composition of the portfolio, the level of classified and criticized credits, seasoning of the loan portfolio, payment status and other factors.

In connection with acquisitions, the Company acquires certain loans considered impaired and accounts for these loans under the provisions of the ASC Topic 310 (formerly Statement of Position 03-3 ("SOP 03-3"), *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*). ASC 310 requires the initial recognition of these loans at the present value of amounts expected to be received. The allowance for loan losses previously associated with these loans does not carry over. Any deterioration in the credit quality of these loans subsequent to acquisition would be considered in the acquirer's allowance for loan losses.

ACQUISITION ACCOUNTING, COVERED LOANS AND RELATED INDEMNIFICATION ASSET: Beginning in 2009, the Company accounts for its acquisitions under ASC Topic 805, *Business Combinations*, which requires the use of the purchase method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. No allowance for loan losses related to the acquired loans is recorded on the acquisition date as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820, exclusive of the shared-loss agreements with the FDIC. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

Over the life of the acquired loans, the Company continues to estimate cash flows expected to be collected on individual loans or on pools of loans sharing common risk characteristics. The Company evaluates at each balance sheet date whether the present value of its loans determined using the effective interest rates has decreased and if so, recognizes a provision for loan loss in its consolidated statement of income. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan's or pool's remaining life.

Because the FDIC will reimburse the Company for certain acquired loans should the Company experience a loss, an indemnification asset is recorded at fair value at the acquisition date. The indemnification asset is recognized at the same time as the indemnified loans, and measured on the same basis, subject to collectability or contractual limitations. The shared loss agreements on the acquisition date reflect the reimbursements expected to be received from the FDIC, using an appropriate discount rate, which reflects counterparty credit risk and other uncertainties.

The shared loss agreements continue to be measured on the same basis as the related indemnified loans. Because the acquired loans are subject to the accounting prescribed by ASC Topic 310, subsequent changes to the basis of the shared loss agreements also follow that model. Deterioration in the credit quality of the loans (immediately recorded as an adjustment to the allowance for loan losses) would immediately increase the basis of the shared loss agreements, with the offset recorded through the consolidated statement of income. Increases in the credit quality or cash flows of loans (reflected as an adjustment to yield and accreted into income over the remaining life of the loans) decrease the basis of the shared loss agreements, with such decrease being accreted into income over 1) the same period or 2) the life of the shared loss agreements, whichever is shorter. Loss assumptions used in the basis of the indemnified loans are consistent with the loss assumptions used to measure the indemnification asset. Fair value accounting incorporates into the fair value of the indemnification asset an element of the time value of money, which is accreted back into income over the life of the shared loss agreements.

Pursuant to an AICPA letter dated December 18, 2009, the AICPA summarized the SEC staff's view regarding the accounting in subsequent periods for discount accretion associated with loan receivables acquired in a business combination or asset purchase. Regarding the accounting for such loan receivables that, in the absence of further standard setting, the AICPA understands that the SEC staff would not object to an accounting policy based on contractual cash flows (ASC Topic 310-20 approach) or an accounting policy based on expected cash flows (ASC 310-30 approach). The Company believes analogizing to ASC Topic 310-30 is the more appropriate option to follow in accounting for the fair value discount.

Upon the determination of an incurred loss the indemnification asset will be reduced by the amount owed by the FDIC. A corresponding, claim receivable is recorded until cash is received from the FDIC.

For further discussion of the Company's acquisitions and loan accounting, see Note 3 and Note 5 to the consolidated financial statements.

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS: The Company accounts for its guarantees in accordance with the provisions of ASC Topic 460 (formerly Financial Accounting Standards Board ("FASB") Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees*). In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

DERIVATIVE FINANCIAL INSTRUMENTS: ASC Topic 815 (formerly Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*) requires that all derivatives be recognized as assets or liabilities in the balance sheet at fair value. The Company may enter into derivative contracts to manage exposure to interest rate risk or to meet the financing needs of its customers.

Interest Rate Swap Agreements
The Company utilizes interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

For derivatives designated as hedging the exposure to changes in the fair value of an asset or liability (fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss to the hedged item attributable to the risk being hedged. Earnings will be affected to the extent to which the hedge is not effective in achieving offsetting changes in fair value. For derivatives designated as hedging exposure to variable cash flows of a forecasted transaction (cash flow hedge), the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately. For derivatives that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately.

In applying hedge accounting for derivatives, the Company establishes a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge. These methods are consistent with the Company's approach to managing risk.

Rate Lock Commitments
The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding ("rate lock commitments"). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial in 2009 and 2008.

PREMISES AND EQUIPMENT: Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 10 to 40 years for buildings and 5 to 15 years for furniture, fixtures and equipment.

OTHER REAL ESTATE: Other real estate includes all real estate, other than bank premises used in bank operations, owned or controlled by the Company, including real estate acquired in settlement of loans. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. Other real estate owned and foreclosed property totaled $74,092,000 and $16,312,000 at December 31, 2009 and 2008, respectively. There was no allowance for losses on foreclosed property at December 31, 2009 and 2008.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill is accounted for in accordance with ASC Topic 350 (formerly SFAS No. 142, *Goodwill and Other Intangible Assets*), and accordingly is not amortized but is evaluated at least annually for impairment. Definite-lived intangible assets continue to be amortized over their useful lives and evaluated at least quarterly for impairment.

The Company records its title plant assets in accordance with ASC Topic 950 (formerly SFAS No. 61, *Accounting for Title Plant*). Under ASC Topic 950, costs incurred to construct a title plant, including the costs incurred to obtain, organize, and summarize historical information, are capitalized until the title plant can be used to perform title searches. Purchased title plant, including a purchased undivided interest in title plant, is recorded at cost at the date of acquisition. For title plant acquired separately or as part of a company acquisition, cost is measured as the fair value of the consideration given. Capitalized costs of title plant are not depreciated or charged to income unless circumstances indicate that the carrying amount of the title plant has been impaired. Impairment identifiers include a change in legal requirements or statutory practices, identification of obsolescence, and abandonment of the title plant, among others identifiers.

TRANSFERS OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been isolated from the Company, 2) the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and 3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

INCOME TAXES: The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions through IBERIABANK, IBERIABANK *fsb*, LTC and their subsidiaries. In lieu of Louisiana state income tax, IBERIABANK is subject to the Louisiana bank shares tax, which is included in noninterest expense or income tax expense in the Company's consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2007.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

STOCK COMPENSATION PLANS: The Company issues stock options under various plans to directors, officers and other key employees. The Company accounts for its options in accordance with ASC Topics 718 and 505. Under those provisions, the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. As a result, compensation expense relating to stock options and restricted stock is reflected in net income as part of "Salaries and employee benefits" on the consolidated statements of income. The Company's practice has been to grant options at no less than the fair market value of the stock at the grant date.

See Note 16 for additional information on the Company's share-based compensation plans.

EARNINGS PER COMMON SHARE: Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and warrants and are determined using the two-class method.

See Note 2 for additional information on the Company's calculation of earnings per share.

TREASURY STOCK: The purchase of the Company's common stock is recorded at cost. At the date of retirement or subsequent reissuance, treasury stock is reduced by the cost of such stock with differences recorded in additional paid-in capital or retained earnings, as applicable.

COMPREHENSIVE INCOME: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and cash flow hedges, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

SEGMENT INFORMATION: ASC Topic 280 (formerly SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*) requires the reporting of information about a company's operating segments using a "management approach". The Statement requires that reportable segments be identified based upon those revenue-producing components for which separate financial information is produced internally and are subject to evaluation by the chief operating decision maker in deciding how to allocate resources to segments.

The Company reports the results of its operations through four business segments: IBERIABANK, IBERIABANK *fsb*, IBERIABANK Mortgage Company, and Lenders Title Company.

See Note 14 for additional information on the Company's segments.

RECENT ACCOUNTING PRONOUNCEMENTS

ASC Topic 105 (formerly FASB Statement No. 168)

In 2009, the Company adopted the provisions of FASB Statement No. 168, "*The FASB Accounting Standards Codification" and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162.* The *FASB Accounting Standards Codification* ("Codification") has become the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants, which include the Company. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification has therefore become nonauthoritative.

Following Statement No. 168, FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, Effective July 1, 2009, changes to the Codification are communicated through an Accounting Standards Update ("ASU"). ASUs will be published for all authoritative U.S. GAAP promulgated by the FASB, regardless of the form in which such guidance may have been issued prior to release of the FASB Codification (e.g., FASB Statements, EITF Abstracts, FASB Staff Positions, etc.). ASUs also will be issued for amendments to the SEC content in the FASB Codification as well as for editorial changes. ASUs will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on changes in the Codification. Throughout the notes to these consolidated financial statements and management's discussion and analysis, the Company will reference accounting standards the Company has adopted and uses as GAAP. In an effort to conform to the provisions of Statement No. 168, the Company will also reference the new Codification section ("ASC") that replaces the previous standard reference. Statement No. 168 corresponds to ASC 105 in the current codification.

ASC Topic 805 (formerly SFAS 141(R))

On January 1, 2009, the Company prospectively adopted the provisions of ASC Topic 805, which impacts how the Company applies the acquisition method to business combinations. Significant changes to how the Company accounts for business combinations under this Statement include 1) the acquisition date will be date the Company obtains control, 2) all identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree will be stated at fair value on the acquisition date, 3) assets or liabilities arising from noncontractual contingencies will be measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date, 4) adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year, 5) acquisition-related restructuring costs that do not meet certain criteria will be expensed as incurred, 6) transaction costs will be expensed as incurred, 7) reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period, and 8) the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer. Additionally, ASC Topic 805 requires additional disclosures regarding subsequent changes to acquisition-related contingencies, contingent consideration, noncontrolling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and goodwill valuation. The Companies three acquisitions during 2009 were accounted for under ASC Topic 805. For further information, see Note 3 to these consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In November 2008, the SEC issued a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with IFRS. IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board ("IASB"). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its operating results and financial condition, and will continue to monitor the development of the potential implementation of IFRS.

ASC Topic 805 (formerly FSP No. FAS 141(R)-1)

In April 2009, the FASB issued FSP No. FAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies* ("FSP FAS 141(R)-1"). FSP FAS 141(R)-1 amends and clarifies ASC Topic 805 (formerly SFAS 141(R)), to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. As issued, ASC Topic 805 required that all contractual contingencies and all noncontractual contingencies that are more likely than not to give rise to an asset or liability be recognized at their acquisition date fair value. All noncontractual contingencies that do not meet the more-likely-than not criterion as of the acquisition date would be accounted for in accordance with other U.S. GAAP, as appropriate, including ASC Topic 450 (formerly FASB Statement No. 5, *Accounting for Contingencies*). ASC Topic 805 required that when new information is obtained, a liability be measured at the higher of its acquisition-date fair value and the amount that would be recognized by applying guidance in Topic 450. FSP FAS 141(R)-1 clarified the guidance to state an acquirer shall recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. The Company has adopted the provisions of this guidance effective January 1, 2009, and adoption did not have a material effect on the operating results, financial position, or liquidity of the Company.

ASC Topic 155 (formerly FASB Statement No. 165)

In 2009, the Company adopted the provisions of ASC Topic 155, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, the Statement sets forth the period after the balance sheet date during which management of the Company should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which the Company should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that the Company should make about events or transactions that occurred after the balance sheet date.

ASC Topic 810 (formerly FASB Statement No. 167)

In September 2009, FASB issued Statement No. 167, *Amendments to FASB Interpretation No. 46(R)*, to improve financial reporting by enterprises involved with variable interest entities. ASC Topic 810 amends Interpretation No. 46(R) to require the Company to perform an analysis to determine whether the Company's variable interest gives it a controlling financial interest in a variable interest entity ("VIE"). The analysis is designed to identify the primary beneficiary of a VIE as an enterprise that has both the power to direct the activities of the VIE that most significantly impact the economic performance of the entity, as well as the obligation to absorb losses of the VIE that could be significant to the VIE or the right to receive benefits from the entity that could be significant to the VIE. The Statement also amends Interpretation 46(R) to require ongoing reassessments of whether the Company is the primary beneficiary of a VIE. Before this Statement, Interpretation No. 46(R) required reconsideration of whether the Company is the primary beneficiary of a variable interest entity only when specific events occurred. In addition, under Interpretation No. 46(R), a troubled debt restructuring as defined in paragraph 2 of FASB Statement No. 15, *Accounting by Debtors and Creditors for Troubled Debt Restructurings* (ASC 310), was not an event that required reconsideration of whether an entity is a variable interest entity and whether an enterprise is the primary beneficiary of a variable interest entity. This Statement eliminates that exception. The Company is evaluating the impact the issuance of Topic 810 has on its financial statements, but does not anticipate Topic 810 will have a significant impact the Company's financial condition, results of operations, or liquidity.

FASB Exposure Draft

Also in September 2009, the FASB issued an Exposure Draft ("ED") of a proposed Statement of Financial Accounting Standards, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. The proposed Statement is intended to improve the transparency of financial reporting by requiring enhanced disclosures about the Company's allowance for credit losses as well as the credit quality of the Company's loan portfolio.

The proposed disclosures include disclosure of information that enables the users of the Company's consolidated financial statements to understand the risk characteristics of the Company's loan portfolio segments, the factors and methodologies used in estimating the Company's allowance for loan losses for each portfolio, and the activity in both the loan balances and allowance for loan losses for each loan portfolio segment. Additionally, the proposed disclosures include disclosing information by loan portfolio segment that enables users to assess the fair value of the Company's loans at the end of the reporting period, as well as assess the quantitative and qualitative risks arising from the credit quality of the Company's loans. Suggested disclosures also include information that enables users to understand the accounting for, and amount of, loans that meet the definition of an impaired loan in ASC Topic 310, as well as loans that are on nonaccrual status. The proposed Statement would be effective beginning with the first interim or annual reporting period ending after December 15, 2009, with early application encouraged. Because the proposed Statement enhances current disclosure requirements, and does not represent a departure from current GAAP, issuance and adoption of the proposed Statement will not affect the Company's financial position, results of operations, or liquidity, but will require additional disclosures in the Company's interim and annual consolidated financial statements.

ASU No. 2010-06

In January 2010, the FASB issued ASU No. 2010-06, which provides amendments to ASC subtopic 820-10 that require new disclosures related to fair value measurements. The update requires new disclosures for transfers in and out of Levels 1 and 2 fair value measurements, as well as a description of the reasons for the transfers. In addition, the update requires enhanced disclosure of Level 3 fair value measurement activity, including disclosure of separate information for purchases, sales, issuances, and settlements of Level 3 measurements on a gross basis. Finally, the update provides amendments that clarify existing disclosures about the level of disaggregation of data and input and valuation techniques used to measure fair value on both a recurring and nonrecurring basis.

The new disclosures and clarifications of existing disclosures are effective for interim or annual reporting periods beginning after December 15, 2009, except for the disclosure of gross Level 3 activity, which is effective for periods beginning after December 15, 2010. Because the ASU enhances current disclosure requirements, and does not represent a departure from current GAAP, issuance and adoption of the proposed ASU will not affect the Company's financial position, results of operations, or liquidity, but will require additional disclosures in the Company's interim and annual consolidated financial statements.

NOTE 2 – CHANGE IN ACCOUNTING PRINCIPLE – EARNINGS PER SHARE

Accounting Standards Codification Topic No. 260 clarifies share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting should be considered participating securities and thus included in the calculation of basic earnings per share. Effective January 1, 2009, these awards are now included in the calculation of basic earnings per share under the two-class method, a change that reduces both basic and diluted earnings per share. The two-class method allocates earnings for the period between common shareholders and other security holders. The participating awards receiving dividends will be allocated the same amount of income as if they were outstanding shares. All prior period earnings per share data presented have been adjusted retrospectively to conform to the provisions of the principle. Previously, the Company included unvested share payment awards in the calculation of diluted earnings per share under the treasury stock method.

The following tables present the effect the adoption of ASC 260 has on affected financial statement line items, weighted average shares outstanding, and per share amounts for the years ended December 31, 2009, 2008, and 2007. Adoption had no effect on the Company's retained earnings or other components of equity.

	For the Years Ended December 31,			
	2009		2008	
	Two-class method	**Treasury stock method**	**Two-class method**	**Treasury stock method**
Income available to common shareholders	$ 147,900,000	$ 147,899,000	$ 39,564,000	$ 39,564,000
Distributed and undistributed earnings to unvested restricted stock	(4,024,000)	-	(1,032,000)	-
Distributed and undistributed earnings to common shareholders – Basic(1)	143,876,000	147,899,000	38,532,000	39,564,000
Undistributed earnings reallocated to unvested restricted stock	291,000	-	(13,000)	-
Distributed and undistributed earnings to common shareholders – Diluted	$ 144,167,000	$ 147,899,000	$ 38,519,000	$ 39,564,000
Weighted average shares outstanding-Basic (3)	18,210,867	17,753,654	13,045,855	12,688,741
Weighted average shares outstanding-Diluted	17,956,674	17,997,685	12,970,054	13,026,897
Earnings per common share – Basic(1)	$ 8.10	$ 8.33	$ 3.04	$ 3.12
Earnings per common share - Diluted	$ 8.03	$ 8.22	$ 2.97	$ 3.04
Earnings per unvested restricted stock share – Basic (2)	$ 8.80	N/A	$ 2.89	N/A
Earnings per unvested restricted stock share - Diluted	$ 8.16	N/A	$ 2.93	N/A

(1) Total earnings available to common shareholders include distributed earnings of $24,490,000, or $1.38 per weighted average share, and undistributed earnings of $119,386,000, or $6.72 per weighted average share under the two-class method for the year ended December 31, 2009.

(2) Total earnings available to unvested restricted stock include distributed earnings of $685,000, or $1.50 per weighted average share, and undistributed earnings of $3,339,000, or $7.30 per weighted average share, under the two-class method for the year ended December 31, 2009.

(3) Weighted average basic shares outstanding used in the two-class method include 457,213 and 357,114 shares of unvested restricted stock for the years ended December 31, 2009 and 2008, respectively.

	For the Year Ended December 31, 2007	
	Two-class method	Treasury stock method
Income available to common shareholders	$ 41,310,000	$ 41,310,000
Distributed and undistributed earnings to unvested restricted stock	(972,000)	-
Distributed and undistributed earnings to common shareholders – Basic	40,338,000	41,310,000
Undistributed earnings reallocated to unvested restricted stock	46,000	-
Distributed and undistributed earnings to common shareholders – Diluted	$ 40,384,000	$ 41,310,000
Weighted average shares outstanding- Basic (1)	12,481,050	12,203,127
Weighted average shares outstanding- Diluted	12,571,580	12,631,267
Earnings per common share – Basic	$ 3.31	$ 3.39
Earnings per common share - Diluted	$ 3.21	$ 3.27
Earnings per unvested restricted stock share – Basic	$ 3.50	N/A
Earnings per unvested restricted stock share - Diluted	$ 3.33	N/A

(1) Weighted average basic shares outstanding used in the two-class method include 277,923 shares of unvested restricted stock for the year ended December 31, 2007.

For the years ended December 31, 2009, 2008, and 2007, the calculations for basic shares outstanding exclude: (a) the weighted average shares owned by the Recognition and Retention Plan ("RRP") of 513,107, 391,230, and 407,706, respectively, and (b) the weighted average shares in Treasury Stock of 1,569,063, 1,884,549, and 1,979,790, respectively.

The effect from the assumed exercise of 696,026, 373,390, and 326,501 stock options was not included in the computation of diluted earnings per share for the years ended December 31, 2009, 2008, and 2007, respectively, because such amounts would have had an antidilutive effect on earnings per share.

NOTE 3 – ACQUISITION ACTIVITY

American Abstract and Title Company

The Company acquired American Abstract and Title Company ("AAT") on March 2, 2008. AAT operates 2 offices in Arkansas. The transaction had a total value of $5,000,000. Additional consideration will be paid should AAT meet certain revenue thresholds. The contingency period is 5 years and could result in maximum additional consideration of $500,000. AAT operates as a subsidiary of LTC.

Allocation of the purchase price resulted in goodwill of $4,953,000 and other assets of $47,000.

ANB Financial, N.A.

On May 9, 2008, IBERIABANK *fsb* entered into a purchase and assumption agreement with the Federal Deposit Insurance Corporation ("FDIC"), as receiver of ANB Financial, N.A., Bentonville, Arkansas ("ANB"). IBERIABANK *fsb* currently operates eight former ANB offices in Northwest Arkansas.

IBERIABANK *fsb* advanced $45,863,000 in cash to the FDIC in partial settlement of the difference between the amount of assets purchased by IBERIABANK *fsb* and deposits and other liabilities assumed, less the premium to be paid by IBERIABANK *fsb* in the transaction. The assets of ANB purchased by IBERIABANK *fsb* included $180,046,000 in cash, including fed funds and deposits with the Federal Reserve, $44,923,000 of investment securities, all of which were U.S. Treasury and agency securities, $1,945,000 of loans secured by deposits, and $194,000 of accrued interest. IBERIABANK *fsb* also acquired $12,874,000 in premises, furniture, fixtures, and equipment associated with these offices.

IBERIABANK *fsb* assumed $189,708,000 in insured deposits associated with this transaction. Insured deposits included public fund deposits to the extent those deposits were properly secured and excluded brokered and uninsured deposits. In association with this transaction, IBERIABANK *fsb* paid a deposit premium of $1,865,000. IBERIABANK *fsb* also assumed some liabilities, primarily accrued interest payable of $512,000 on deposits.

IBERIABANK *fsb* paid deposit processing fees to the FDIC of $177,000 during the second quarter of 2008. In addition, the Company paid additional merger-related expenses during 2008 of $2,303,000 including salaries and personnel costs of temporary employees, travel expenses, and legal and professional services. These fees and other costs were expensed as incurred.

CapitalSouth Bank

On August 21, 2009, the Company announced IBERIABANK had entered into a purchase and assumption agreement with a loss share arrangement with the Federal Deposit Insurance Corporation, as receiver of CapitalSouth Bank, Birmingham, Alabama ("CSB") to assume all of the deposits and certain assets in a whole-bank acquisition of CSB, a full-service commercial bank headquartered in Birmingham, Alabama. The Company assumed all deposits of CSB with no losses to any depositor. IBERIABANK now operates ten former CSB branches in four Metropolitan Statistical Areas ("MSAs"): Birmingham, Montgomery, and Huntsville, Alabama, and Jacksonville, Florida.

The FDIC has granted IBERIABANK an option to purchase at appraised value the premises, furniture, fixtures, and equipment of CSB and assume the leases associated with these offices. The Company did not exercise the option to purchase the assets at December 31, 2009, but anticipates exercising the option in 2010. Purchase of the assets will not have a material effect on the Company's net asset position or results of operations.

The loans and other real estate owned acquired are covered by a loss share agreement between IBERIABANK and the FDIC which affords IBERIABANK significant protection against future losses. Under the agreement, the FDIC will cover 80% of losses on the disposition of loans and OREO up to $135,000,000, or $108,000,000 of losses, and 95% of losses that exceed the $135,000,000 threshold. The term for loss sharing on single-family residential real estate loans is ten years, while the term for loss sharing on non-residential real estate loans is five years and IBERIABANK reimbursement to the FDIC for a total of eight years for recoveries. The reimbursable losses from the FDIC are based on the book value of the relevant loans as determined by the FDIC at the date of the transaction. New loans made after that date are not covered by the provisions of the loss share agreement. IBERIABANK has recorded a receivable from the FDIC of $88,093,000, which represents the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Company.

The acquisition was accounted for under the purchase method of accounting in accordance with ASC Topic 805. The net assets acquired as of August 21, 2009, as well as the gain recorded on the transaction (total equity as shown in the table), are presented in the following table. Both the purchased assets and liabilities assumed were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value. Because the fair value of assets acquired and intangible assets created as a result of the acquisition exceeds the fair value of liabilities assumed, the provisions of ASC 805 allow the Company to record a gain resulting from the acquisition in its consolidated statements of income for the year ended December 31, 2009. The gain totaled $57.2 million and is included in noninterest income on the Company's consolidated statement of income for the year ended December 31, 2009.

Subsequent to the acquisition, the allowance for loan losses for loans acquired in FDIC-assisted transactions is determined without giving consideration to the amounts recoverable through loss sharing agreements (since the loss sharing agreement are separately accounted for and thus presented "gross" on the balance sheet). The provision for loan losses is reported net of changes in the amount recoverable under the loss sharing agreements.

The Company's operating results for the year ended December 31, 2009 include the operating results of the acquired assets and assumed liabilities for the 132 days subsequent to the August 21, 2009 acquisition date. The revenue from the assets acquired totaled $9,837,000 for the 132-day period. Due to the significant fair value adjustments recorded, as well as the nature of the FDIC loss sharing agreement in place, CSB's historical results are not believed to be relevant to the Company's results, and thus no pro forma information is presented.

The acquired assets and liabilities, as well as the adjustments to record the assets and liabilities at fair value, are presented in the following table. Cash acquired from the FDIC is included in the fair value adjustments to arrive at the total assets acquired.

(dollars in thousands)	Acquired from the FDIC	Fair Value Adjustments		As recorded by IBERIABANK
Assets				
Cash and cash equivalents	$ 9,516	$ 73,690		$ 83,206
Investment securities	45,406	621	(a)	46,027
Loans	477,788	(114,671)	(b)	363,117
Other real estate owned	12,148	(1,904)	(c)	10,244
Core deposit intangible	-	377	(d)	377
FDIC loss share receivable	-	88,093	(e)	88,093
Other assets	19,600	-		19,600
Total Assets	**$ 564,458**	**$ 46,205**		**$ 610,663**
Liabilities				
Interest-bearing deposits	459,786	1,562	(f)	461,348
Noninterest-bearing deposits	56,543	-		56,543
Borrowings	29,372	1,247	(g)	30,619
Other liabilities	4,916	-		4,916
Total Liabilities	**$ 550,617**	**$ 2,809**		**$ 553,425**
Total Equity				**57,238**
Total Liabilities and Equity				**$ 610,663**

Explanation of Certain Fair Value Adjustments

(a) The adjustment is necessary to record CSB's held-to-maturity investments at fair value on the date of acquisition.
(b) The adjustment represents the write down of the book value of CSB's loans to their estimated fair value based on expected cash flows which includes an estimate of expected future loan losses.
(c) The adjustment represents the write down to book value of CSB's OREO properties to their estimated fair value at the acquisition date based on their appraised value, as adjusted for costs to sell.
(d) The adjustment represents the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and will be amortized on an accelerated basis over the average life of the deposit base, estimated to be ten years.
(e) The adjustment is to record the fair value of the amount the Company estimates it will receive from the FDIC under its loss sharing arrangement. The value of the receivable represents the fair value of expected cash flows as a result of future loan losses.
(f) The adjustment is necessary because the weighted average interest rate of CSB's CD's exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the portfolio, which is estimated at 11 months.
(g) The adjustment is necessary because the interest rate of CSB's fixed rate borrowings exceeded current interest rates on similar borrowings. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the borrowings, which is estimated at 43 months.

Orion Bank

On November 13, 2009, the Company announced that IBERIABANK had entered into a purchase and assumption agreement with a loss share arrangement with the FDIC, as receiver of Orion Bank ("Orion"), to purchase certain assets and assume certain deposit and other liabilities in a whole-bank acquisition of Orion, a full-service Florida-chartered commercial bank headquartered in Naples, Florida. IBERIABANK now operates 23 former Orion branches in five MSAs: Naples, Sarasota, Fort Myers, and Palm Beach, Florida, as well as the Florida Keys.

The FDIC has granted IBERIABANK an option to purchase at appraised value the premises, furniture, fixtures, and equipment of Orion and assume the leases associated with these offices. The Company did not exercise the option to purchase the assets at December 31, 2009, but anticipates exercising the option in 2010. Purchase of the assets will not have a material effect on the Company's net asset position or results of operations.

The loans and other real estate owned acquired are covered by a loss share agreement between IBERIABANK and the FDIC which affords IBERIABANK significant protection against future losses. Under the agreement, the FDIC will cover 80% of losses on the disposition of loans and OREO up to $550,000,000, or $440,000,000 of losses, and 95% of losses that exceed the $550,000,000 threshold. The term for loss sharing on single-family residential real estate loans is ten years, while the term for loss sharing on non-residential real estate loans is five years in respect to losses and IBERIABANK reimbursement to the FDIC for a total of eight years for recoveries. The reimbursable losses from the FDIC are based on the book value of the relevant loans as determined by the FDIC at the date of the transaction. New loans made after that date are not covered by the provisions of the loss share agreement. IBERIABANK has recorded a receivable from the FDIC of $711,756,000, which represents the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Company.

The acquisition was accounted for under the purchase method of accounting in accordance with ASC Topic 805. The net assets acquired as of November 13, 2009, as well as the gain recorded on the transaction (total equity as shown in the table), are presented in the following table. Both the purchased assets and liabilities assumed were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value. Because the fair value of assets acquired and intangible assets created as a result of the acquisition exceeds the fair value of liabilities assumed, the provisions of ASC 805 allow the Company to record a gain resulting from the acquisition in its consolidated statement of income for the year ended December 31, 2009. The gain totaled $118,270,000 and is included in noninterest income on the Company's consolidated statement of income for the year ended December 31, 2009.

Subsequent to the acquisition, the allowance for loan losses for loans acquired in FDIC-assisted transactions is determined without giving consideration to the amounts recoverable through loss sharing agreements (since the loss sharing agreement are separately accounted for and thus presented "gross" on the balance sheet). The provision for loan losses is reported net of changes in the amount recoverable under the loss sharing agreements.

The Company's operating results for the year ended December 31, 2009 include the operating results of the acquired assets and assumed liabilities for the 48 days subsequent to the November 13, 2009 acquisition date. The revenue from the assets acquired totaled $11,397,000 for the 48-day period. Due to the significant fair value adjustments recorded, as well as the nature of the FDIC loss sharing agreement in place, Orion's historical results are not believed to be relevant to the Company's results, and thus no pro forma information is presented.

The acquired assets and liabilities, as well as the adjustments to record the assets and liabilities at fair value, are presented in the following table. Cash acquired from the FDIC is included in the fair value adjustments to arrive at the total assets acquired.

(dollars in thousands)	Acquired from the FDIC	Fair Value Adjustments		As recorded by IBERIABANK
Assets				
Cash and cash equivalents	$ 212,686	$ 172,341		$ 385,027
Investment securities	231,986	(1,019)	(a)	230,968
Loans	1,816,034	(854,940)	(b)	961,094
Other real estate owned	50,900	(22,395)	(c)	28,505
Core deposit intangible	-	10,421	(d)	10,421
FDIC loss share receivable	-	711,756	(e)	711,756
Other assets	38,780	(4,863)		33,917
Total Assets	**$ 2,350,386**	**$ 11,302**		**$ 2,361,688**
Liabilities				
Interest-bearing deposits	1,739,694	9,055	(f)	1,748,749
Noninterest-bearing deposits	134,337	-		134,337
Borrowings	332,692	11,998	(g)	344,690
Other liabilities	15,642	-		15,642
Total Liabilities	**$ 2,222,365**	**$ 21,053**		**$ 2,243,418**
Total Equity				**118,270**
Total Liabilities and Equity				**$ 2,361,688**

Explanation of Certain Fair Value Adjustments

(a) The adjustment is necessary to record Orion's held-to-maturity investments at fair value on the date of acquisition.

(b) The adjustment represents the write down of the book value of Orion's loans to their estimated fair value based on expected cash flows which includes an estimate of expected future loan losses.

(c) The adjustment represents the write down to book value of Orion's OREO properties to their estimated fair value at the acquisition date based on their appraised value, as adjusted for costs to sell.

(d) The adjustment represents the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and will be amortized on an accelerated basis over the average life of the deposit base, estimated to be ten years.

(e) The adjustment is to record the fair value of the amount the Company estimates it will receive from the FDIC under its loss sharing arrangement. The value of the receivable represents the fair value of expected cash flows as a result of future loan losses.

(f) The adjustment is necessary because the weighted average interest rate of Orion's CD's exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the portfolio, which is estimated at 10 months.

(g) The adjustment is necessary because the interest rate of Orion's fixed rate borrowings exceeded current interest rates on similar borrowings. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the borrowings, which is estimated at 21 months.

Century Bank

On November 13, 2009, the Company announced that IBERIABANK had entered into a purchase and assumption agreement with a loss share arrangement with the FDIC, as receiver of Century Bank, FSB ("Century"), to purchase certain assets and assume certain deposit and other liabilities in a whole-bank acquisition of Century, a full-service federal thrift headquartered in Sarasota, Florida. IBERIABANK now operates 11 former Century branches in two Florida MSAs: Sarasota and Bradenton.

The FDIC has granted IBERIABANK an option to purchase at appraised value the premises, furniture, fixtures, and equipment of Century and assume the leases associated with these offices. The Company did not exercise the option to purchase the assets at December 31, 2009, but anticipates exercising the option in 2010. Purchase of the assets will not have a material effect on the Company's net asset position or results of operations.

The loans and other real estate owned acquired are covered by a loss share agreement between IBERIABANK and the FDIC which affords IBERIABANK significant protection against future losses. Under the agreement, the FDIC will cover 80% of losses on the disposition of loans and OREO up to $285,000,000, or $228,000,000 of losses, and 95% of losses that exceed the $285,000,000 threshold. The term for loss sharing on single-family residential real estate loans is ten years, while the term for loss sharing on non-residential real estate loans is five years in respect to losses and IBERIABANK reimbursement to the FDIC for a total of eight years for recoveries. The reimbursable losses from the FDIC are based on the book value of the relevant loans as determined by the FDIC at the date of the transaction. New loans made after that date are not covered by the provisions of the loss share agreement. IBERIABANK has recorded a receivable from the FDIC of $232,053,000, which represents the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Company.

The acquisition was accounted for under the purchase method of accounting in accordance with ASC Topic 805. The net assets acquired as of November 13, 2009, as well as the gain recorded on the transaction (total equity as shown in the table), are presented in the following table. Both the purchased assets and liabilities assumed were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value. Because the fair value of assets acquired and intangible assets created as a result of the acquisition exceeds the fair value of liabilities assumed, the provisions of ASC 805 allow the Company to record a gain resulting from the acquisition in its consolidated statements of income for the year ended December 31, 2009. The gain totaled $51,602,000 and is included in noninterest income on the Company's consolidated statement of income for the year ended December 31, 2009.

Subsequent to the acquisition, the allowance for loan losses for loans acquired in FDIC-assisted transactions is determined without giving consideration to the amounts recoverable through loss sharing agreements (since the loss sharing agreement are separately accounted for and thus presented "gross" on the balance sheet). The provision for loan losses is reported net of changes in the amount recoverable under the loss sharing agreements.

The Company's operating results for the year ended December 31, 2009 include the operating results of the acquired assets and assumed liabilities for the 48 days subsequent to the November 13, 2009 acquisition date. The revenue from the assets acquired totaled $4,103,000 for the 48-day period. Due to the significant fair value adjustments recorded, as well as the nature of the FDIC loss sharing agreement in place, Century's historical results are not believed to be relevant to the Company's results, and thus no pro forma information is presented.

The acquired assets and liabilities, as well as the adjustments to record the assets and liabilities at fair value, are presented in the following table. Cash acquired from the FDIC is included in the fair value adjustments to arrive at the total assets acquired.

(dollars in thousands)	Acquired from the FDIC	Fair Value Adjustments		As recorded by IBERIABANK
Assets				
Cash and cash equivalents	$ 14,800	$ 86,672		$ 101,472
Investment securities	22,067	61	(a)	22,128
Loans	710,506	(292,946)	(b)	417,561
Other real estate owned	35,770	(14,620)	(c)	21,150
Core deposit intangible	-	2,243	(d)	2,243
FDIC loss share receivable	-	232,053	(e)	232,053
Other assets	15,403	-		15,403
Total Assets	**$ 798,546**	**$ 13,463**		**$ 812,009**
Liabilities				
Interest-bearing deposits	497,832	7,043	(f)	504,875
Noninterest-bearing deposits	110,940	-		110,940
Borrowings	135,426	7,580	(g)	143,006
Other liabilities	1,586	-		1,586
Total Liabilities	**$ 745,784**	**$ 14,623**		**$ 760,407**
Total Equity				**51,602**
Total Liabilities and Equity				**$ 812,009**

Explanation of Certain Fair Value Adjustments

(a) The adjustment is necessary to record Century's held-to-maturity investments at fair value on the date of acquisition.
(b) The adjustment represents the write down of the book value of Century's loans to their estimated fair value based on expected cash flows which include an estimate of expected future loan losses.
(c) The adjustment represents the write down to book value of Century's OREO properties to their estimated fair value at the acquisition date based on their appraised value, as adjusted for costs to sell.
(d) The adjustment represents the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and will be amortized on an accelerated basis over the average life of the deposit base, estimated to be ten years.
(e) The adjustment is to record the fair value of the amount the Company estimates it will receive from the FDIC under its loss sharing arrangement. The value of the receivable represents the fair value of expected cash flows as a result of future loan losses.
(f) The adjustment is necessary because the weighted average interest rate of Century's CD's exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the portfolio, which is estimated at 9 months.
(g) The adjustment is necessary because the interest rate of Century's fixed rate borrowings exceeded current interest rates on similar borrowings. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the borrowings, which is estimated at 40 months.

During 2009, the Company paid $3,691,000 in merger-related expenses for the CSB, Orion, and Century acquisitions. These expenses included salaries and personnel costs of temporary employees, travel expenses, and legal and professional services. These costs were expensed as incurred and are included in noninterest expense on the Company's statement of income.

NOTE 4 – INVESTMENT SECURITIES

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009				
Securities available for sale:				
U.S. Government-sponsored enterprise obligations	$ 240,611	$ 1,156	$ (599)	$ 241,168
U.S. Treasury securities	4,998	1	-	4,999
Obligations of state and political subdivisions	50,317	887	(744)	50,460
Mortgage backed securities	1,006,223	20,481	(5,765)	1,020,939
Other securities	2,878	32	-	2,910
Total securities available for sale	**$ 1,305,027**	**$ 22,557**	**$ (7,108)**	**$ 1,320,476**
Securities held to maturity:				
U.S. Government-sponsored enterprise obligations	$ 155,713	$ 123	$ (126)	$ 155,710
Obligations of state and political subdivisions	65,540	987	(288)	66,239
Mortgage backed securities	39,108	180	(439)	38,849
Total securities held to maturity	**$ 260,361**	**$ 1,290**	**$ (853)**	**$ 260,798**
December 31, 2008				
Securities available for sale:				
U.S. Government-sponsored enterprise obligations	$ 75,719	$ 983	$ (85)	$ 76,617
Obligations of state and political subdivisions	44,876	790	(985)	44,681
Mortgage backed securities	687,244	19,299	(71)	706,472
Other securities	952	21	-	973
Total securities available for sale	**$ 808,791**	**$ 21,093**	**$ (1,141)**	**$ 828,743**
Securities held to maturity:				
U.S. Government-sponsored enterprise obligations	$ 5,031	$ 236	$ -	$ 5,267
Obligations of state and political subdivisions	52,745	512	(647)	52,610
Mortgage backed securities	2,957	118	(2)	3,073
Total securities held to maturity	**$ 60,733**	**$ 866**	**$ (649)**	**$ 60,950**

Securities with carrying values of $1,210,189,000 and $696,023,000 were pledged to secure public deposits and other borrowings at December 31, 2009 and 2008, respectively.

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and the extent to which the fair value has been less than amortized cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value above amortized cost. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports.

Information pertaining to securities with gross unrealized losses at December 31, 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months		Total	
(dollars in thousands)	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**
December 31, 2009						
Securities available for sale:						
U.S. Government-sponsored enterprise obligations	$ (599)	$ 51,228	$ -	$ -	$ (599)	$ 51,228
Obligations of state and political subdivisions	(35)	7,137	(709)	2,500	(744)	9,637
Mortgage backed securities	(5,765)	317,222	-	22	(5,765)	317,244
Total securities available for sale	**$ (6,399)**	**$ 375,587**	**$ (709)**	**$ 2,522**	**$ (7,108)**	**$ 378,109**
Securities held to maturity:						
U.S. Government-sponsored enterprise obligations	$ (126)	$ 45,575	$ -	$ -	$ (126)	$ 45,575
Obligations of state and political subdivisions	(276)	12,772	(12)	234	(288)	13,006
Mortgage backed securities	(439)	15,212	-	-	(439)	15,212
Total securities held to maturity	**$ (841)**	**$ 73,559**	**$ (12)**	**$ 234**	**$ (853)**	**$ 73,793**
December 31, 2008						
Securities available for sale:						
U.S. Government-sponsored enterprise obligations	$ (85)	$ 8,077	$ -	$ -	$ (85)	$ 8,077
Obligations of state and political subdivisions	(140)	5,903	(845)	3,386	(985)	9,289
Mortgage backed securities	(63)	11,096	(8)	1,266	(71)	12,362
Total securities available for sale	**$ (288)**	**$ 25,076**	**$ (853)**	**$ 4,652**	**$ (1,141)**	**$ 29,728**
Securities held to maturity:						
U.S. Government-sponsored enterprise obligations	$ -	$ -	$ -	$ -	$ -	$ -
Obligations of state and political subdivisions	(628)	17,226	(19)	867	(647)	18,093
Mortgage backed securities	-	-	(2)	123	(2)	123
Total securities held to maturity	**$ (628)**	**$ 17,226**	**$ (21)**	**$ 990**	**$ (649)**	**$ 18,216**

At December 31, 2009, 163 debt securities have unrealized losses of 1.8% of the securities' amortized cost basis and 0.5% of the Company's total amortized cost basis. The unrealized losses for each of the 163 securities relate principally to market interest rate changes. Six of the 163 securities have been in a continuous loss position for over twelve months. These 14 securities had an aggregate amortized cost basis and unrealized loss of $6,514,000 and $873,000, respectively. The 14 securities were primarily issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or by state and political subdivisions (Municipals) and were rated AAA or Aaa by Standard and Poor's or Moody's, respectively.

The Company has assessed the nature of the losses in its portfolio as of December 31, 2009 and 2008 to determine if there are losses that are deemed other-than-temporary. In its analysis of these securities, management considered numerous factors to determine whether there were instances where the amortized cost basis of the debt securities would not be fully recoverable, including, but not limited to:

- the length of time and extent to which the fair value of the securities was less than their amortized cost,
- whether adverse conditions were present in the operations, geographic area, or industry of the issuer,
- the payment structure of the security, including scheduled interest and principal payments, including the issuer's failures to make scheduled payments, if any, and the likelihood of failure to make scheduled payments in the future,
- changes to the rating of the security by a rating agency, and
- subsequent recoveries or additional declines in fair value after the balance sheet date.

Management believes it has considered these factors, as well as all relevant information available, when determining the expected future cash flows of the securities in question. In each instance, management has determined the cost basis of the securities would be fully recoverable. Management also has the intent and ability to hold debt securities until their maturity or anticipated recovery if the security is classified as available for sale. In addition, management does not believe the Company will be required to sell debt securities before the anticipated recovery of the amortized cost basis of the security. As a result of this analysis, no declines in fair value have been deemed to be other than temporary as of December 31, 2009 and 2008.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2009 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

	Securities Available for Sale			Securities Held to Maturity		
(dollars in thousands)	**Weighted Average Yield**	**Amortized Cost**	**Fair Value**	**Weighted Average Yield**	**Amortized Cost**	**Fair Value**
Within one year or less	1.08%	$ 42,156	$ 42,292	1.16%	$ 27,414	$ 27,555
One through five years	3.00	145,725	147,939	2.34	140,330	140,433
After five through ten years	3.78	429,607	438,384	4.33	16,176	16,401
Over ten years	3.61	687,539	691,861	3.90	76,441	76,409
Totals	**3.52%**	**$ 1,305,027**	**$ 1,320,476**	**2.80%**	**$ 260,361**	**$ 260,798**

The following is a summary of realized gains and losses from the sale of securities classified as available for sale.

	Years Ended December 31,		
(dollars in thousands)	**2009**	**2008**	**2007**
Realized gains	$ 6,775	$ 1,138	$ 620
Realized losses	(40)	(36)	(24)
Net realized gains (losses)	**$ 6,735**	**$ 1,102**	**$ 596**

At December 31, 2009, the Company's exposure to four investment security issuers individually exceeded 10% of shareholders' equity:

(dollars in thousands)		Amortized Cost		Market Value
Federal National Mortgage Association (Fannie Mae)	$	679,729	$	688,635
Federal Home Loan Bank		125,851		126,173
Government National Mortgage Association (Ginnie Mae)		138,350		135,177
Federal Home Loan Mortgage Corporation (Freddie Mac)		259,986		267,195
	$	**1,203,916**	**$**	**1,217,180**

NOTE 5 – LOANS RECEIVABLE

Loans receivable at December 31, 2009 and 2008 consists of the following:

(dollars in thousands)		2009		2008
Residential mortgage loans:				
Residential 1-4 family	$	975,395	$	498,740
Construction/ Owner Occupied		32,857		36,693
Total residential mortgage loans		1,008,252		535,433
Commercial loans:				
Real estate		2,499,843		1,522,965
Business		1,218,014		775,625
Total commercial loans		3,717,857		2,298,590
Consumer loans:				
Indirect automobile		259,339		265,722
Home equity		649,821		501,036
Other		149,096		143,621
Total consumer loans		1,058,256		910,379
Total loans receivable	**$**	**5,784,365**	**$**	**3,744,402**

Loans receivable includes $2,998,227,000 and $1,360,565,000 of adjustable rate loans and $2,786,138,000 and $2,383,837,000 of fixed rate loans at December 31, 2009 and 2008, respectively. The amount of loans for which the accrual of interest has been discontinued totaled $890,993,000 and $27,825,000 at December 31, 2009 and 2008, respectively. The amount of interest income that would have been recorded in 2009, 2008 and 2007 if these loans had been current in accordance with their original terms was approximately $10,176,000, $1,244,000 and $616,000, respectively. Accruing loans past due 90 days or more total $43,952,000 and $2,481,000 as of December 31, 2009 and 2008, respectively. Included in accruing loans past due 90 days or more are $38,992,000 in loans that are accounted for in accordance with ASC Topic 310-30.

As discussed in Note 3 above, on August 21, 2009 the Company acquired substantially all of the assets and liabilities of CSB, and on November 13, 2009, acquired certain assets and assumed certain deposit and other liabilities of Orion and Century. The loans and foreclosed real estate that were acquired in these transactions are covered by loss share agreements between the FDIC and IBERIABANK, which afford IBERIABANK significant loss protection. Under the loss share agreements, the FDIC will cover 80% of covered CSB loan and foreclosed real estate losses up to $135,000,000, Orion covered loan and foreclosed real estate losses up to $550,000,000, Century covered loan and foreclosed real estate losses up to $285,000,000, and 95% of losses that exceed these amounts.

Because of the loss protection provided by the FDIC, the risks of the CSB, Orion, and Century loans and foreclosed real estate are significantly different from those assets not covered under the loss share agreement. Accordingly, the Company presents loans subject to the loss share agreements as "covered loans" in the information below and loans that are not subject to the loss share agreement as "non-covered loans."

The following is a summary of the major categories of non-covered loans outstanding:

(dollars in thousands) Non-covered Loans	December 31, 2009	December 31, 2008
Residential mortgage loans:		
Residential 1-4 family	$ 434,956	$ 498,740
Construction/ Owner Occupied	18,198	36,693
Total residential mortgage loans	453,154	535,433
Commercial loans:		
Real estate	1,659,844	1,522,965
Business	1,086,860	775,625
Total commercial loans	2,746,704	2,298,590
Consumer loans:		
Indirect automobile	259,339	265,722
Home equity	512,087	501,036
Other	142,615	143,621
Total consumer loans	914,041	910,379
Total non-covered loans receivable	**$ 4,113,899**	**$ 3,744,402**

The carrying amount of the covered loans at December 31, 2009 consisted of loans accounted for in accordance with ASC Topic 310-30 and loans not subject to ASC Topic 310-30 as detailed in the following table.

(dollars in thousands) Covered Loans	ASC 310-30 Loans	Non- ASC 310-30 Loans	Total Covered Loans
Residential mortgage loans:			
Residential 1-4 family	$ 108,453	$ 431,986	$ 540,439
Construction/ Owner Occupied	4,256	10,403	14,659
Total residential mortgage loans	112,709	442,389	555,098
Commercial loans:			
Real estate	71,716	768,283	839,999
Business	363	130,791	131,154
Total commercial loans	72,079	899,074	971,153
Consumer loans:			
Indirect automobile	-	-	-
Home equity	8,575	129,159	137,734
Other	1,251	5,230	6,481
Total consumer loans	9,826	134,389	144,215
Total covered loans receivable	**$ 194,614**	**$ 1,475,852**	**$ 1,670,466**

A summary of changes in the allowance for loan losses for the years ended December 31, 2009, 2008 and 2007 is as follows:

(dollars in thousands)	2009	2008	2007
Balance, beginning of year	$ 40,872	$ 38,285	$ 29,922
Addition due to purchase transaction	-	-	8,746
Provision charged to operations	45,370	12,568	1,525
Provision recorded through acquisition gain adjustment	147	-	-
Loans charged-off	(33,267)	(12,882)	(4,706)
Recoveries	2,646	2,901	2,798
Balance, end of year	**$ 55,768**	**$ 40,872**	**$ 38,285**

The following is a summary of information pertaining to impaired loans as of December 31:

(dollars in thousands)	2009	2008
Impaired non-covered loans without a valuation allowance	$ 715	$ 1,438
Impaired covered loans without a valuation allowance	194,614	-
Impaired loans with a valuation allowance	40,572	25,677
Total impaired loans	$ 235,901	$ 27,115
Valuation allowance related to impaired loans	$ 6,416	$ 2,794

(dollars in thousands)	2009	2008	2007
Average investment in impaired loans	$ 112,288	$ 32,299	$ 18,932
Interest income recognized on impaired loans	7,096	848	1,115
Nonaccrual loans	890,993	27,825	36,107
Accruing loans more than 90 days past due	43,952	2,481	2,655

As of December 31, 2009, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired.

The Company acquired certain impaired loans through the CSB, Orion, Century, PIC, and Pocahontas acquisitions which are subject to ASC Topic 310-30. The Company's allowance for loan losses for all acquired loans subject to ASC Topic 310-30 would reflect only those losses incurred after acquisition. The carrying value of these loans, $195,329,000, is included in the balance sheet amounts of loans as of December 31, 2009.

The following is a summary of the impaired loans acquired in the PIC and Pocahontas acquisitions during 2007 as of the dates of acquisition.

(dollars in thousands)	
Contractually required principal and interest at acquisition	$ 18,688
Nonaccretable difference (expected losses and foregone interest)	(5,718)
Cash flows expected to be collected at acquisition	12,970
Accretable yield	(2,087)
Basis in acquired loans at acquisition	$ 10,883

The following is a summary of the impaired loans acquired in the CSB, Orion, and Century acquisitions during 2009 as of the dates of acquisition.

(dollars in thousands)		
Contractually required principal and interest at acquisition	$	3,283,960
Nonaccretable difference (expected losses and foregone interest)		(1,519,619)
Cash flows expected to be collected at acquisition		1,764,341
Accretable yield		(22,569)
Basis in acquired loans at acquisition	$	1,741,772

The following is a summary of changes in the accretable yields of acquired impaired loans during 2009 and 2008.

(dollars in thousands)	Accretable Yield			
		2009		2008
Balance, beginning of year	$	317	$	164
Additions		22,569		-
Adjustments to accretable yield through goodwill		-		-
Accretion		(2,498)		(258)
Transfers from nonaccretable difference to accretable yield		401		411
Disposals		-		-
Balance, end of year	$	20,789	$	317

NOTE 6 – LOAN SERVICING

Loans serviced for others, consisting primarily of commercial loan participations sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $87,676,000 and $56,183,000 at December 31, 2009 and 2008, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were $5,000 and $10,000 at December 31, 2009 and 2008, respectively.

NOTE 7 – PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2009 and 2008 consists of the following:

(dollars in thousands)		2009		2008
Land	$	36,526	$	34,240
Buildings		105,649		99,923
Furniture, fixtures and equipment		59,541		53,737
Total premises and equipment		201,716		187,900
Less accumulated depreciation		64,290		56,496
Total premises and equipment, net	**$**	**137,426**	**$**	**131,404**

Depreciation expense was $8,287,000, $8,600,000 and $8,416,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

The Company actively engages in leasing office space available in buildings it owns. Leases have different terms ranging from monthly rental to five-year leases. At December 31, 2009, income from these leases averaged $128,000 per month. Total lease income for 2009, 2008 and 2007 was $1,398,000, $1,867,000, and $1,208,000, respectively.

Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2009 and 2008 was $11,222,000 and $10,870,000, respectively, with related accumulated depreciation of $2,828,000 and $2,460,000, respectively.

The Company leases certain branch and corporate offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to thirty-two years, with renewal options thereafter. Certain of the leases have escalation clauses and renewal options ranging from monthly renewal to fifteen years. Total rent expense for the years ended December 31, 2009, 2008 and 2007 amounted to $4,586,000, $4,075,000 and $3,455,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(dollars in thousands)		**Amount**
Year Ending December 31,		
2010	$	5,309
2011		3,834
2012		2,967
2013		2,366
2014		2,177
2015 and thereafter		13,743
Total	**$**	**30,396**

NOTE 8 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Changes to the carrying amount of goodwill not subject to amortization for the years ended December 31, 2009 and 2008 are provided in the following table.

(dollars in thousands)	Amount
Balance, December 31, 2007	$ 231,177
Goodwill acquired during the year	5,584
Balance, December 31, 2008	$ 236,761
Goodwill acquired during the year	-
Goodwill impairment	(9,681)
Balance, December 31, 2009	$ 227,080

At December 31, 2009, goodwill is allocated to the Company's reportable segments as follows:

(dollars in thousands)	Amount
IBERIABANK	$ 93,410
IBERIABANK *fsb*	113,392
IBERIABANK Mortgage Company	11,550
Lenders Title Company	8,728
Other	-
Balance, December 31, 2009	$ 227,080

The Company performed the required annual impairment tests of goodwill as of October 1, 2009. As a result of a decrease in operating revenue and income at the Company's LTC subsidiary, the Company determined that it was more likely than not that the fair value of LTC may have been reduced below its carrying amount. To estimate the fair value, the Company used a discounted cash flow model derived from internal five-year cash flow estimates with a terminal value based on estimated future growth rates. The fair value estimate indicated that the carrying amount of the LTC subsidiary exceeded its estimated fair value. As a result, Step 2 testing was required for this reporting unit. The Company determined, as a result of the Step 2 analysis, that the goodwill allocated to LTC was partially impaired, primarily due to a decrease in expected cash flows for LTC. During 2009, the Company recorded a non-cash goodwill impairment charge of $9,681,000, representing 52.6% of total LTC goodwill. The impairment charge is included in other noninterest expense on the Company's consolidated statement of income for the year ended December 31, 2009.

The Company's annual impairment test did not indicate impairment at any of the Company's other reporting units as of the testing date, and subsequent to that date, management is not aware of any events or changes in circumstances since the impairment test that would indicate that goodwill might be impaired.

Title Plant

The Company had title plant assets totaling $6,722,000 at December 31, 2009 and 2008, respectively. The Company performed the required annual impairment tests of its title plant as of October 1, 2009 and 2008. The results of these tests did not indicate impairment of the Company's recorded title plant.

Intangible Assets Subject to Amortization

The Company's purchase accounting intangible assets from prior acquisitions which are subject to amortization include core deposit intangibles, amortized on a straight line or accelerated basis over a 9.9 year average, and mortgage servicing rights, amortized over the remaining servicing life of the loans, with consideration given to prepayment assumptions. The definite-lived intangible assets had the following carrying values:

	December 31, 2009			December 31, 2008		
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$ 37,831	$ 11,489	$ 26,342	$ 24,790	$ 8,597	$ 16,193
Non-compete agreements	18	18	-	18	12	6
Mortgage servicing rights	331	102	229	197	9	188
Total	**$ 38,180**	**$ 11,609**	**$ 26,571**	**$ 25,005**	**$ 8,618**	**$ 16,387**

During 2009, the Company recorded $13,041,000 in core deposit intangible assets related to the deposits acquired in the CSB, Orion, and Century acquisitions. During 2009, the Company also recorded additional mortgage servicing rights of $134,000 at the Company's IMC subsidiary.

The related amortization expense of purchase accounting intangible assets is as follows:

(dollars in thousands)	Amount
Aggregate amortization expense:	
For the year ended December 31, 2007	$ 2,223
For the year ended December 31, 2008	2,456
For the year ended December 31, 2009	3,008
Estimated amortization expense:	
For the year ended December 31, 2010	$ 4,890
For the year ended December 31, 2011	4,198
For the year ended December 31, 2012	3,860
For the year ended December 31, 2013	3,612
For the year ended December 31, 2014	3,345
For the years ended December 31, 2015 and thereafter	6,666

NOTE 9 – DEPOSITS

Certificates of deposit with a balance of $100,000 and over were $1,608,322,000 and $685,639,000 at December 31, 2009 and 2008, respectively. A schedule of maturities of all certificates of deposit as of December 31, 2009 is as follows:

(dollars in thousands)		Amount
Year Ending December 31,		
2010	$	2,259,678
2011		484,248
2012		271,851
2013		38,944
2014		21,335
2015 and thereafter		533
Total	**$**	**3,076,589**

NOTE 10 – SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2009 and 2008 are summarized as follows:

(dollars in thousands)		2009		2008
Federal Home Loan Bank advances	$	90,000	$	58,000
Securities sold under agreements to repurchase		173,351		150,213
Total short-term borrowings	$	263,351	$	208,213

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2009 consist of FHLB advances with maturity terms between 4 and 365 days, at fixed interest rates between 0.120% and 0.500%. The short-term borrowings at December 31, 2008 consisted of an FHLB advance with a maturity term of two days, at a fixed interest rate of 0.500%.

Additional information on the Company's short-term borrowings for the years indicated is as follows:

(dollars in thousands)		2009		2008		2007
Outstanding at December 31st	$	263,351	$	208,213	$	436,146
Maximum month-end outstanding balance		263,351		293,000		467,123
Average daily outstanding balance		197,824		80,394		357,743
Average rate during the year		0.66%		2.14%		4.39%
Average rate at year end		0.48%		0.50%		4.12%

NOTE 11 – LONG-TERM DEBT

Long-term debt at December 31, 2009 and 2008 is summarized as follows:

(dollars in thousands)		2009		2008
Federal Home Loan Bank notes at:				
0.000 to 0.238% variable, 3 month LIBOR index	$	20,000	$	45,000
2.591 to 7.040% fixed		552,734		378,199
Correspondent Bank Note				
3 year term, variable, 3 month LIBOR index plus 1.00%		-		8,333
Notes Payable – Investment Fund Contributions				
7 to 30 year term, 0.50 to 5.00% fixed		36,531		-
Junior Subordinated Debt:				
Correspondent Bank Capital Note, 3 month LIBOR[1] plus 3.00%	$	25,000	$	25,000
Statutory Trust I, 3 month LIBOR plus 3.25%		10,310		10,310
Statutory Trust II, 3 month LIBOR plus 3.15%		10,310		10,310
Statutory Trust III, 3 month LIBOR plus 2.00%		10,310		10,310
Statutory Trust IV, 3 month LIBOR plus 1.60%		15,464		15,464
American Horizons Statutory Trust I, 3 month LIBOR plus 3.15%		6,186		6,186
Statutory Trust V, 3 month LIBOR plus 1.435%		10,310		10,310
Statutory Trust VI, 3 month LIBOR plus 2.75%		12,372		12,372
Statutory Trust VII, 3 month LIBOR plus 2.54%		13,403		13,403
Pocahontas Trust I, Fixed rate of 10.18%		7,692		7,841
Pulaski Trust I, Fixed rate of 10.875%		8,024		8,224
Statutory Trust VIII, 3 month LIBOR plus 3.50%		7,217		7,217
Total Long-term Debt	**$**	**745,864**	**$**	**568,479**

[1] The interest rate on the Company's long-term debt indexed to LIBOR is based on the 3-month LIBOR rate. At December 31, 2009, the 3-month LIBOR rate was 0.2506%.

FHLB advance repayments are amortized over periods ranging from two to thirty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2009 were $960,404,000 under the blanket floating lien and $118,880,000 with a pledge of investment securities. The weighted average advance rate at December 31, 2009 was 3.13%.

The Company has various funding arrangements with commercial banks providing up to $145,000,000 in the form of federal funds and other lines of credit. At December 31, 2009, there were no balances outstanding on these lines and all of the funding was available to the Company.

Junior subordinated debt consists of a total of $111,598,000 in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts and a $25,000,000 capital note issued to a correspondent bank during July 2008. Issuances of $10,310,000 each were completed in November 2002, June 2003, September 2004, and June 2007 and an issuance of $15,464,000 was completed in October 2006. The issue of $6,186,000 completed in March 2003 was assumed in the American Horizons acquisition. Issuances of $7,841,000 and $8,224,000 were assumed in the Pocahontas and PIC acquisitions, respectively. The Company issued $25,775,000 in November 2007 and $7,217,000 in March 2008 to provide funding for various business activities, primarily loan growth.

The term of the securities is 30 years, and they are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During a deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. The capital note matures after seven years and is callable in full or in $1,000,000 increments by the Company at anytime within the seven-year term subject to 30-day written notice to the noteholder. Interest on the note is payable quarterly.

The debentures qualify as Tier 1 Capital and the capital note qualifies as Tier 2 capital for regulatory purposes.

Advances and long-term debt at December 31, 2009 have maturities or call dates in future years as follows:

(dollars in thousands)		Amount
Year Ending December 31,		
2010	$	138,888
2011		122,644
2012		128,735
2013		45,979
2014		136,334
2015 and thereafter		173,284
Total	$	745,864

NOTE 12 – ON-BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the course of its business operations, the Company is exposed to certain risks, including interest rate, liquidity, and credit risk. The Company manages its risks through the use of derivative financial instruments, primarily through management of exposure due to the receipt or payment of future cash amounts based on interest rates. The Company's derivative financial instruments manage the differences in the timing, amount, and duration of expected cash receipts and payments.

The Company accounts for its derivative financial instruments in accordance with ASC Topic 815 (formerly SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*), which requires that all derivatives be recognized as assets or liabilities in the balance sheet at fair value.

The primary types of derivatives used by the Company include interest rate swap agreements and interest rate lock commitments.

Interest Rate Swap Agreements
As part of its activities to manage interest rate risk due to interest rate movements, the Company has engaged in interest rate swap transactions to manage exposure to interest rate risk through modification of the Company's net interest sensitivity to levels deemed to be appropriate. The Company utilizes these interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). The notional amount on which the interest payments are based is not exchanged. The Company had notional amounts of $95,000,000 and $130,000,000 in derivative contracts on its debt at December 31, 2009 and 2008, respectively.

In addition to using derivative instruments as an interest rate risk management tool, the Company also enters into derivative instruments to help its commercial customers manage their exposure to interest rate fluctuations. To mitigate the interest rate risk associated with these customer contracts, the Company enters into offsetting derivative contract positions. The Company manages its credit risk, or potential risk of default by its commercial customers, through credit limit approval and monitoring procedures. At December 31, 2009, the Company had notional amounts of $184,015,000 on interest rate contracts with corporate customers and $184,015,000 in offsetting interest rate contracts with other financial institutions to mitigate the Company's rate exposure on its corporate customers' contracts. At December 31, 2008, the Company had notional amounts of $130,563,000 on both interest rate contracts with corporate customers and offsetting contracts with other financial institutions.

Because the swap agreements used to manage interest rate risk have been designated as hedging exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately.

In applying hedge accounting for derivatives, the Company establishes a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge. These methods are consistent with the Company's approach to managing risk.

For interest rate swap agreements that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately. There are no interest rate swap agreements that currently are not designated as a hedging instrument at December 31, 2009. At December 31, 2008, the Company had one non-hedged agreement with a notional amount of $10,000,000. The non-hedged agreement matured in the third quarter of 2009.

Rate Lock Commitments

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding ("rate lock commitments"). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial during 2009 and 2008.

At December 31, the information pertaining to outstanding derivative instruments is as follows.

(dollars in thousands)	Balance Sheet Location	Asset Derivatives 2009 Fair Value	Asset Derivatives 2008 Fair Value	Balance Sheet Location	Liability Derivatives 2009 Fair Value	Liability Derivatives 2008 Fair Value
Derivatives designated as hedging instruments under ASC Topic 815						
Interest rate contracts	Other assets	$ 19,000	$ 1,152	Other liabilities	$ 478	$ 2,392
Total derivatives designated as hedging instruments under ASC Topic 815		**$ 19,000**	**$ 1,152**		**$ 478**	**$ 2,392**
Derivatives not designated as hedging instruments under ASC Topic 815						
Interest rate contracts	Other assets	$ 13,697	$ 19,407	Other liabilities	$ 13,697	$ 19,407
Total derivatives not designated as hedging instruments under ASC Topic 815		**$ 13,697**	**$ 19,407**		**$ 13,697**	**$ 19,407**

At December 31, 2009, the Company was not required to post collateral for any derivative transactions. The Company does not anticipate additional assets will be required to be posted as collateral, nor does it believe additional assets would be required to settle its derivative instruments immediately if contingent features were triggered at December 31, 2009. As permitted by generally-accepted accounting principles, the Company does not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against recognized fair value amounts of derivatives executed with the same counterparty under a master netting agreement.

At December 31, the information pertaining to the effect of the derivative instruments on the consolidated financial statements is as follows.

(dollars in thousands)	Amount of Gain (Loss) Recognized in OCI, net of taxes (Effective Portion)		Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	
Derivatives in ASC Topic 815 Cash Flow Hedging Relationships	**2009**	**2008**		**2009**	**2008**		**2009**	**2008**
Interest rate contracts	$ 12,040	$ (675)	Interest income (expense)	$ -	$ -	Other income (expense)	$ -	$ -
Total	**$ 12,040**	**$ (675)**		**$ -**	**$ -**		**$ -**	**$ -**

(dollars in thousands)	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives	
Derivatives Not Designated as Hedging Instruments under ASC Topic 815		**2009**	**2008**
Interest rate contracts	Other income (expense)	$ 202	$ (280)
Total		**$ 202**	**$ (280)**

During the year ended December 31, 2009, the Company has not reclassified into earnings any gain or loss as a result of the discontinuance of cash flow hedges because it was probable the original forecasted transaction would not occur by the end of the originally specified term.

At December 31, 2009, there are no derivatives whose fair values will mature within the next twelve months. The Company does not expect to reclassify any amount from accumulated other comprehensive income into interest income over the next twelve months for derivatives that will be settled.

At December 31, 2009 and 2008, the information pertaining to outstanding interest rate swap agreements is as follows:

(dollars in thousands)	2009	2008
Notional amount	$ 463,031	$ 391,125
Weighted average pay rate	4.6%	3.5%
Weighted average receive rate	0.6%	4.0%
Weighted average maturity in years	8.5	9.2
Unrealized gain (loss) relating to interest rate swaps	$ 18,523	$ (1,241)

Changes in the fair value of interest rate swaps designated as hedging the variability of cash flows associated with long-term debt are reported in other comprehensive income. These amounts subsequently are reclassified into interest income and interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings. As a result of these interest rate swaps, interest expense was decreased by $326,000 and increased by $5,000 for the years ended December 31, 2009 and 2008, respectively.

NOTE 13 – INCOME TAXES

The provision for income tax expense consists of the following:

	Years Ended December 31,		
(dollars in thousands)	**2009**	**2008**	**2007**
Current expense	$ 12,330	$ 15,063	$ 9,311
Deferred expense (benefit)	77,850	(305)	2,004
Tax credits	(5,489)	(760)	(848)
Tax benefits attributable to items charged to equity and goodwill	1,200	1,872	6,693
Total income tax expense	$ 85,891	$ 15,870	$ 17,160

There was a balance receivable of $9,875,000 and a balance payable of $4,642,000 for federal and state income taxes at December 31, 2009 and 2008, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis:

	Years Ended December 31,		
(dollars in thousands)	**2009**	**2008**	**2007**
Federal tax based on statutory rate	$ 82,999	$ 19,524	$ 20,465
Increase (decrease) resulting from:			
Effect of tax-exempt income	(5,175)	(4,227)	(4,324)
Interest and other nondeductible expenses	1,009	770	881
State taxes	9,261	987	1,261
Tax credits	(5,489)	(760)	(848)
Goodwill impairment	2,808	-	-
Other	478	(424)	(275)
Income tax expense	$ 85,891	$ 15,870	$ 17,160
Effective rate	36.2%	28.5%	29.3%

The net deferred tax asset at December 31, 2009 and 2008 is as follows:

(dollars in thousands)		2009		2008
Deferred tax asset:				
Allowance for loan losses	$	20,112	$	14,533
Discount on purchased loans		269		334
Deferred compensation		1,562		1,430
Investments acquired		714		1,344
Borrowings		29		280
Swap loss		2		71
Unrealized loss on cash flow hedges		-		434
Other		4,782		2,646
Subtotal		27,470		21,072
Deferred tax liability:				
Basis difference in acquired loans		(85,761)		-
FHLB stock		(650)		(760)
Premises and equipment		(8,087)		(4,301)
Acquisition intangibles		(9,377)		(9,746)
Deferred loan costs		(1,593)		(1,654)
Unrealized gain on investments classified as available for sale		(5,406)		(6,983)
Unrealized gain on cash flow hedges		(6,483)		-
Other		(4,042)		(3,323)
Subtotal		(121,399)		(26,767)
Deferred tax liability, net	**$**	**(93,929)**	**$**	**(5,695)**

Retained earnings at December 31, 2009 and 2008 included approximately $21,864,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

On January 1, 2007, the Company adopted the provisions of ASC Topic 740 (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*). The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2009, 2008, and 2007, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

NOTE 14 – SEGMENTS

The Company's segments reflect the manner in which financial information is currently evaluated. The Company strategically manages and reports the results of its business through four operating segment levels: IBERIABANK, IBERIABANK*fsb*, IMC, and LTC.

The Company's IBERIABANK and IBERIABANK *fsb* segments offer commercial and retail banking products and services to customers throughout locations in six states. IBERIABANK provides these products and services in Louisiana, Alabama, and Florida, while IBERIABNK *fsb* provides similar services in Arkansas, Tennessee, and Texas. As a Louisiana-chartered commercial bank and a member of the Federal Reserve System, IBERIABANK is subject to regulation, supervision and examination by the Office of Financial Institutions of the State of Louisiana, IBERIABANK's chartering authority, and the Board of Governors of the Federal Reserve System (the "FRB"), IBERIABANK's primary federal regulator. As a federal savings association, IBERIABANK *fsb* is subject to regulation, supervision and examination by the Office of Thrift Supervision (the "OTS").

IMC operates mortgage production offices that provide mortgage servicing and mortgage loan origination activities in twelve states. LTC offers a full line of title insurance and closing services throughout Arkansas and Louisiana.

The IBERIABANK and IBERIABANK *fsb* segments are considered reportable segments based on quantitative thresholds applied for reportable segments provided by ASC Topic 280, and are disclosed separately. The Company's IMC and LTC segments do not meet the thresholds provided, but are reported because management believes information about these segments will be useful to readers of these consolidated financial statements. The Other segment includes the results of operations and financial condition of ICP, as well as the activities of the Company's holding company, which include corporate business activities, including payment of employee salary and benefits and marketing, business development, legal, professional, and other corporate expenses. Certain expenses not directly attributable to a specific segment are allocated to segments based on pre-determined means that reflect utilization.

The Company maintains its books and records on a legal entity basis for the preparation of financial statements in conformity with GAAP. The following tables present information prepared from the Company's internal management information system, which is maintained on a line of business level through allocations from the consolidated financial results.

The following tables present certain information regarding our continuing operations by segment, including a reconciliation of segment results to reported operating results for the periods presented. Reconciling items between segment results and reported results include:

- Elimination of interest income and interest expense representing interest earned by IBERIABANK *fsb* on an intercompany line of credit with IMC to fund mortgage originations, as well as the elimination of the related line of credit at IBERIABANK *fsb* included in IBERIABANK *fsb* total loans
- Elimination of interest income earned by the Company on an intercompany note payable with the Company's LTC segment
- Elimination of interest income and interest expense representing interest earned by IBERIABANK and IBERIABANK *fsb* on interest-bearing checking accounts held by related companies, as well as the elimination of the related deposit balances at the IBERIABANK and IBERIABANK *fsb* segments
- Elimination of investment in subsidiary balances on certain operating segments included in total segment assets
- Elimination of intercompany due to/due from balances on certain operating segments that are included in total segment assets.

There were no discontinued operations for the years ended December 31, 2009, 2008, or 2007.

(dollars in thousands)	**Year ended December 31, 2009**						
	IBERIABANK	**IBERIABANK *fsb***	**IMC**	**LTC**	**Other**	**Eliminations**	**Total Reported**
Interest income	$ 208,410	$ 59,094	$ 3,577	$ 128	$ 1,528	$ (2,350)	$ 270,387
Interest expense	70,662	23,565	975	286	4,464	(2,350)	97,602
Net interest income	137,748	35,529	2,602	(158)	(2,936)	-	172,785
Provision for loan losses	18,577	26,793	-	-	-	-	45,370
Gain on acquisition	227,342	-	-	-	-	-	227,342
Gain (loss) on sale of loans	18	(2)	35,092	-	-	-	35,108
Title income	-	-	-	18,476	-	-	18,476
Other noninterest income	35,603	16,296	146	(1)	16	-	52,060
Goodwill impairment	-	-	-	9,681	-	-	9,681
Core deposit intangible amortization	1,442	1,451	-	-	-	-	2,893
Other noninterest expenses	99,240	48,951	27,094	17,690	17,711	-	210,686
Income tax provision (benefit)	98,237	(9,697)	4,219	253	(7,121)	-	85,891
Net income (loss)	**$ 183,215**	**$ (15,675)**	**$ 6,527**	**$ (9,307)**	**$ (13,510)**	**$ -**	**$ 151,250**
Total loans	**$ 4,778,728**	**$ 1,050,771**	**$ 7,182**	**$ -**	**$ -**	**$ (52,316)**	**$ 5,784,365**
Total assets	**8,056,926**	**1,519,153**	**89,152**	**18,967**	**1,068,368**	**(1,052,164)**	**9,700,402**
Total deposits	**6,467,287**	**1,151,981**	**568**	**-**	**-**	**(63,688)**	**7,556,148**

(dollars in thousands)	Year ended December 31, 2008						
	IBERIABANK	**IBERIABANK *fsb***	**IMC**	**LTC**	**Other**	**Eliminations**	**Total Reported**
Interest income	$ 192,701	$ 69,541	$ 3,076	$ 234	$ 693	$ (2,418)	$ 263,827
Interest expense	81,402	37,398	1,972	446	7,383	(2,418)	126,183
Net interest income	111,299	32,143	1,104	(212)	(6,690)	-	137,644
Provision for loan losses	4,200	8,307	61	-	-	-	12,568
Gain (loss) on sale of loans	(210)	5,815	19,690	-	-	-	25,295
Title income	-	-	-	19,003	-	-	19,003
Other noninterest income	32,474	15,315	180	16	(351)	-	47,634
Core deposit intangible amortization	1,035	1,373	-	-	-	-	2,408
Other noninterest expenses	66,240	40,963	20,879	20,262	10,474	-	158,818
Income tax provision (benefit)	22,110	204	19	(530)	(5,933)	-	15,870
Net income (loss)	**$ 49,978**	**$ 2,426**	**$ 15**	**$ (925)**	**$ (11,582)**	**$ -**	**$ 39,912**
Total loans	**$ 2,901,397**	**$ 886,409**	**$ 5,584**	**$ -**	**$ -**	**$ (48,988)**	**$ 3,744,402**
Total assets	**3,864,066**	**1,505,505**	**74,338**	**28,125**	**861,407**	**(750,215)**	**5,583,226**
Total deposits	**2,842,113**	**1,154,917**	**405**	**-**	**-**	**(1,619)**	**3,995,816**

(dollars in thousands)	Year ended December 31, 2007						
	IBERIABANK	IBERIABANK *fsb*	IMC	LTC	Other	Eliminations	Total Reported
Interest income	$ 192,718	$ 68,367	$ 2,648	$ 605	$ 498	$ (2,590)	$ 262,246
Interest expense	92,855	38,734	2,307	-	7,421	(2,590)	138,727
Net interest income	99,863	29,633	341	605	(6,923)	-	123,519
Provision for (reversal of) loan losses	(4,337)	5,861	-	-	-	-	1,525
Gain (loss) on sale of loans	2,371	(1,496)	15,869	-	-	-	16,744
Title income	-	-	-	17,293	-	-	17,293
Other noninterest income	31,564	11,206	182	4	(135)	(264)	42,557
Core deposit intangible amortization	1,039	1,159	-	-	-	-	2,198
Other noninterest expenses	73,886	28,818	12,949	16,339	6,193	(264)	137,921
Income tax provision (benefit)	18,919	704	1,354	659	(4,476)	-	17,160
Net income (loss)	**$ 44,291**	**$ 2,801**	**$ 2,089**	**$ 904**	**$ (8,775)**	**$ -**	**$ 41,310**
Total loans	**$ 2,621,953**	**$ 845,811**	**$ 5,684**	**$ -**	**$ -**	**$ (43,409)**	**$ 3,430,039**
Total assets	**3,566,677**	**1,317,476**	**67,740**	**25,699**	**615,066**	**(675,700)**	**4,916,958**
Total deposits	**2,502,051**	**985,219**	**261**	**-**	**-**	**(2,703)**	**3,484,828**

Significant Segment Activity That Affects Comparability

During the year ended December 31, 2009, the Company recorded a gain on the CSB, Orion, and Century acquisitions of $227,342,000, which was included in noninterest income on the Company's consolidated financial statements. See Note 3 to these consolidated financial statements for further information on the gain recorded. There were no similar gains recorded for the years ended December 31, 2008 and 2007. The acquisitions resulted in a significant increase in IBERIABANK's total loans, total deposits, and total assets for the year ended December 31, 2009.

Also during 2009, the Company recorded an impairment of LTC's goodwill of $9,681,000, which is included in noninterest expense in the Company's consolidated financial statements. See Note 8 to these consolidated financial statements for further information on the impairment charge. There was no impairment of the Company's goodwill for the years ended December 31, 2008 and 2007.

NOTE 15 – CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

The Company, IBERIABANK, and IBERIABANK *fsb* are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, IBERIABANK, and IBERIABANK *fsb* must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company, IBERIABANK, and IBERIABANK *fsb* to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2009 and 2008, that the Company, IBERIABANK, and IBERIABANK *fsb* met all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from the Federal Deposit Insurance Corporation categorized IBERIABANK and IBERIABANK *fsb* as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed either entity's category. The Company's, IBERIABANK's, and IBERIABANK *fsb*'s actual capital amounts and ratios as of December 31, 2009 and 2008 are presented in the following table.

(dollars in thousands)	Actual		Minimum		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2009						
Tier 1 leverage capital:						
IBERIABANK Corporation	$ 779,922	9.90%	$ 315,067	4.00%	$ N/A	N/A%
IBERIABANK	548,128	8.40	261,102	4.00	326,377	5.00
IBERIABANK*fsb*	144,128	10.35	55,689	4.00	69,612	5.00
Tier 1 risk-based capital:						
IBERIABANK Corporation	779,922	13.21	236,098	4.00	N/A	N/A
IBERIABANK	548,128	12.18	179,974	4.00	269,961	6.00
IBERIABANK*fsb*	144,128	12.45	46,307	4.00	69,461	6.00
Total risk-based capital:						
IBERIABANK Corporation	860,703	14.58	472,196	8.00	N/A	N/A
IBERIABANK	607,559	13.50	359,947	8.00	449,934	10.00
IBERIABANK*fsb*	158,506	13.69	92,614	8.00	115,768	10.00
December 31, 2008						
Tier 1 leverage capital:						
IBERIABANK Corporation	$ 570,851	11.27%	$ 202,555	4.00%	$ N/A	N/A%
IBERIABANK	276,506	7.58	145,897	4.00	182,371	5.00
IBERIABANK*fsb*	120,255	8.78	54,786	4.00	68,482	5.00
Tier 1 risk-based capital:						
IBERIABANK Corporation	570,851	14.07	162,338	4.00	N/A	N/A
IBERIABANK	276,506	9.10	121,528	4.00	182,292	6.00
IBERIABANK*fsb*	120,255	12.50	38,482	4.00	57,722	6.00
Total risk-based capital:						
IBERIABANK Corporation	636,723	15.69	324,675	8.00	N/A	N/A
IBERIABANK	328,177	10.80	243,055	8.00	303,819	10.00
IBERIABANK*fsb*	132,128	13.74	76,930	8.00	96,163	10.00

NOTE 16 – SHARE-BASED COMPENSATION

The Company has various types of share-based compensation plans. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards.

Stock Option Plans

The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted were issued with vesting periods ranging from one-and-a half to seven years. At December 31, 2009, future awards of 15,573 shares could be made under approved incentive compensation plans.

The stock option plans also permit the granting of Stock Appreciation Rights ("SARs"). SARs entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SARs have been issued under the plans.

The Company's net income for the year ended December 31, 2009, 2008 and 2007 included $721,000, $689,000 and $649,000 of compensation costs and $252,000, $241,000 and $227,000 of income tax benefits related to stock options granted under share-based compensation arrangements, respectively. The impact on basic and diluted earnings per share was $0.04 each for the year ended December 31, 2009, $0.04 and $0.03, respectively, for the year ended December 31, 2008 and $0.03 and $0.02, respectively, for the year ended December 31, 2007.

The Company reported $1,346,000, $1,650,000 and $796,000 of excess tax benefits as financing cash inflows during the years ended December 31, 2009, 2008 and 2007, respectively, related to the exercise and vesting of share-based compensation grants. Net cash proceeds from the exercise of stock options were $4,449,000, $2,787,000 and $3,171,000 for the years ended December 31, 2009, 2008 and 2007.

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based awards with the following weighted-average assumptions for the indicated periods:

	For the Year Ended December 31,		
	2009	**2008**	**2007**
Expected dividends	2.1%	2.1%	2.0%
Expected volatility	24.2%	24.0%	23.6%
Risk-free interest rate	4.5%	4.6%	4.7%
Expected term (in years)	7.0	7.0	7.0
Weighted-average grant-date fair value	$15.45	$15.67	$15.98

The assumptions above are based on multiple factors, including historical stock option exercise patterns and post-vesting employment termination behaviors, expected future exercise patterns and the expected volatility of the Company's stock price.

At December 31, 2009, there was $4,379,000 of unrecognized compensation cost related to stock options which is expected to be recognized over a weighted-average period of 4.9 years.

The following table represents the activity related to stock options:

	Number of shares	Weighted average exercise price	Weighted average remaining contract life
Outstanding options, December 31, 2006	1,495,317	$33.52	
Granted	182,419	57.58	
Exercised	(132,553)	24.26	
Forfeited or expired	(8,300)	48.67	
Outstanding options, December 31, 2007	1,536,883	$37.09	
Granted	26,500	47.45	
Exercised	(178,953)	19.29	
Forfeited or expired	(26,689)	52.12	
Outstanding options, December 31, 2008	1,357,741	$39.35	
Granted	98,600	53.22	
Exercised	(192,682)	21.84	
Forfeited or expired	(3,785)	58.36	
Outstanding options, December 31, 2009	1,259,874	$43.05	4.9 Years
Outstanding exercisable at December 31, 2007	1,243,827	$32.20	
Outstanding exercisable at December 31, 2008	1,092,758	$35.11	
Outstanding exercisable at December 31, 2009	946,463	$38.89	3.9 Years

The following table presents the weighted average remaining life as of December 31, 2009 for options outstanding within the stated exercise prices:

	Outstanding			Exercisable	
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$10.70 to $12.05	11,520	$11.00	0.3 years	11,520	$11.00
$12.06 to $15.80	-	-	-	-	-
$15.81 to $19.50	16,000	$18.79	1.2 years	16,000	$18.79
$19.51 to $29.90	216,073	$22.29	1.8 years	216,073	$22.29
$29.91 to $39.85	170,261	$32.02	3.2 years	170,261	$32.02
$39.86 to $49.79	456,266	$46.49	5.0 years	425,167	$46.52
$49.80 to $51.11	10,500	$50.51	7.6 years	3,715	$50.83
$51.12 to $54.91	87,850	$54.41	9.9 years	1,214	$54.15
$54.92 to $60.00	291,404	$57.97	6.8 years	102,513	$58.03
	1,259,874	$43.05	4.9 years	946,463	$38.89

Shares reserved for future stock option grants to employees and directors under existing plans were 15,573 at December 31, 2009. At December 31, 2009, the aggregate intrinsic value of shares underlying outstanding stock options and underlying exercisable stock options was $14,818,000 and $14,555,000. Total intrinsic value of options exercised was $4,422,000 for the year ended December 31, 2009.

Restricted Stock Plans

The Company issues restricted stock under various plans for certain officers and directors. A supplemental stock benefit plan adopted in 1999 and the 2001, 2005, 2008, and 2010 Incentive Plans allow grants of restricted stock. The plans allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock receive dividends and have the right to vote the shares. The fair-value cost of the restricted stock shares awarded under these plans is recorded as unearned share-based compensation, a contra-equity account. The unearned compensation related to these awards is amortized to compensation expense over the vesting period (generally three to seven years). The total share-based compensation expense for these awards is determined based on the market price of the Company's common stock at the date of grant applied to the total number of shares granted and is amortized over the vesting period. As of December 31, 2009, unearned share-based compensation associated with these awards totaled $23,268,000. For the years ended December 31, 2009, 2008 and 2007, the amount included in compensation expense related to restricted stock grants was $4,925,000, $3,853,000, and $3,490,000, respectively. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2009, 2008, and 2007 was $45.84, $47.26, and $57.21, respectively.

The following table represents unvested restricted stock award activity for the years ended December 31, 2009, 2008, and 2007, respectively:

	For the Year Ended December 31,		
	2009	**2008**	**2007**
Balance, beginning of year	414,788	401,917	337,830
Granted	235,557	116,850	151,604
Forfeited	(5,367)	(17,338)	(21,288)
Earned and issued	(94,460)	(86,641)	(66,229)
Balance, end of year	550,518	414,788	401,917

401(k) Profit Sharing Plan

The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. The Company made contributions of $723,000, $651,000 and $687,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

Phantom Stock Awards

As part of the 2008 Incentive Compensation Plan and 2009 Phantom Stock Plan, the Company issues phantom stock awards to certain key officers and employees. The award is subject to a vesting period of seven years and is paid out in cash upon vesting. The amount paid per vesting period is calculated as the number of vested "share equivalents" multiplied by the closing market price of a share of the Company's common stock on the vesting date. Share equivalents are calculated on the date of grant as the total award's dollar value divided by the closing market price of a share of the Company's common stock on the grant date.

Award recipients are also entitled to a "dividend equivalent" on each unvested share equivalent held by the award recipient. A dividend equivalent is a dollar amount equal to the cash dividends that the participant would have been entitled to receive if the participant's share equivalents were issued in shares of common stock. Dividend equivalents will be deemed to be reinvested as share equivalents that will vest and be paid out on the same date as the underlying share equivalents on which the dividend equivalents were paid. The number of share equivalents acquired with a dividend equivalent shall be determined by dividing the aggregate of dividend equivalents paid on the unvested share equivalents by the closing price of a share of the Company's common stock on the dividend payment date.

The following table represents share and dividend equivalent share award activity during the years ended December 31, 2009 and 2008.

	Number of share equivalents	Dividend equivalents	Total share equivalents	Value of share equivalents[1]
Balance, December 31, 2007	-	-	-	$ -
Granted	34,947	403	35,350	1,696,800
Forfeited share equivalents	-	-	-	-
Vested share equivalents	-	-	-	-
Balance, December 31, 2008	34,947	403	35,350	$ 1,696,800
Granted	32,414	1,483	33,897	1,824,000
Forfeited share equivalents	-	-	-	-
Vested share equivalents	-	-	-	-
Balance, December 31, 2009	67,361	1,886	69,247	$ 3,726,000

(1) Value of share equivalents is calculated based on the market price of the Company's stock at the end of the respective periods. The market price of the Company's stock was $53.81 and $48.00 on December 31, 2009 and 2008, respectively.

During the years ended December 31, 2009 and 2008, the Company recorded $322,000 and $54,000, respectively, in compensation expense based on the number of share equivalents vested at the end of the period and the current market price of $53.81 and $48.00 per share of common stock. There were no awards vested during the years ended December 31, 2009 and 2008 according to the vesting provisions of the plan and thus no cash payments were made to award recipients.

2010 Stock Incentive Plan

At a special meeting of the Company's shareholders held on January 29, 2010, the shareholders approved the Company's 2010 Stock Incentive Plan (the "2010 Plan"), which became effective immediately upon shareholder approval. Under the 2010 Plan, employees, consultants and directors of the Company and its affiliates may be granted awards, though only employees are eligible to receive stock options classified as incentive stock options.

A maximum of 500,000 shares of the Company's common stock may be awarded under the 2010 Plan. In addition, the maximum number of shares that may be issued as full value awards (i.e. restricted stock awards, for which the recipient receives "full value" of the stock) is limited to 250,000. Awards under the 2010 Plan may include restricted stock awards, stock options, and stock appreciation rights. However, no participant may receive stock options and stock appreciation rights with respect to more than 300,000 shares of common stock per calendar year.

Administration of the 2010 Plan is consistent with that of previously approved plans. The 2010 Plan is administered by a committee of at least two directors, each of whom will be a non-employee director, and an outside director. The committee has the authority, subject to the terms of the 2010 Plan, to determine persons eligible to receive awards, the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards. The Board of Directors has the power to terminate, amend, alter, suspend, or discontinue the 2010 Plan at any time. If the Board does not take action to earlier terminate the 2010 Plan, the 2010 Plan will terminate on December 14, 2019.

NOTE 17 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $1,512,000 and $3,097,000 at December 31, 2009 and 2008, respectively. During the year ended December 31, 2009, total principal additions were $400,000 and total principal payments were $4,236,000. Unfunded commitments to executive officers and directors and their affiliates totaled $45,000 and $2,061,000 at December 31, 2009 and 2008, respectively. None of the related party loans were classified as nonaccrual, past due, restructured or potential problem loans at December 31, 2009 or 2008.

Deposits from related parties held by the Company through IBERIABANK and IBERIABANK*fsb* at December 31, 2009 and 2008 amounted to $8,002,000 and $2,906,000, respectively.

NOTE 18 – OFF-BALANCE SHEET ACTIVITIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments. At December 31, 2009, the fair value of guarantees under commercial and standby letters of credit was $302,000. This amount represents the unamortized fee associated with these guarantees and is included in the consolidated balance sheet of the Company. This fair value will decrease over time as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, 2009 and 2008, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

	Contract Amount	
(dollars in thousands)	**2009**	**2008**
Commitments to grant loans	$ 131,145	$ 117,429
Unfunded commitments under lines of credit	1,014,145	807,135
Commercial and standby letters of credit	30,222	27,664

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. Many of these types of commitments do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

The Company is subject to certain claims and litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the consolidated financial position of the Company.

NOTE 19 – FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted the provisions of ASC Topic 820 (formerly SFAS No. 157, *Fair Value Measurement*), and ASC Topic 825 (formerly SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*). ASC Topic 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

Securities available for sale

Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Examples may include certain collateralized mortgage and debt obligations. The Company's current portfolio does not include Level 3 securities as of December 31, 2009.

Mortgage loans held for sale

As of December 31, 2009, the Company has $66,945,000 of conforming mortgage loans held for sale. Mortgage loans originated and held for sale are carried at the lower of cost or estimated fair value. The Company obtains quotes or bids on these loans directly from purchasing financial institutions. Typically these quotes include a premium on the sale and thus these quotes indicate the fair value of the held for sale loans is greater than cost. At December 31, 2009, the entire balance of $66,945,000 is recorded at cost.

Impaired Loans

Loans are measured for impairment using the methods permitted by ASC Topic 310. Fair value of impaired loans is measured by either the loans obtainable market price, if available (Level 1), the fair value of the collateral if the loan is collateral dependent (Level 2), or the present value of expected future cash flows, discounted at the loans effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or independent valuation.

Other Real Estate Owned

As of December 31, 2009, the Company has $74,092,000 in OREO and foreclosed property, which includes all real estate, other than bank premises used in bank operations, owned or controlled by the Company, including real estate acquired in settlement of loans. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of OREO at December 31, 2009 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property's market, and thus OREO measured at fair value would be classified within Level 2 of the hierarchy. In accordance with the OREO treatment described, the Company included property writedowns of $5,926,000 and $265,000 in earnings for the years ended December 31, 2009 and 2008, respectively.

Derivative Financial Instruments

The Company utilizes interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). The Company also enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding ("rate lock commitments"). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Fair value of the interest rate swap and interest rate lock commitments are estimated using prices of financial instruments with similar characteristics, and thus the commitments are classified within Level 2 of the fair value hierarchy.

The Company's adoption of Topic 820 did not have a material impact on its consolidated financial statements. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

(dollars in thousands)		**Fair Value Measurements at December 31, 2009 Using**		
Recurring Basis		**Quoted Prices in Active Markets for Identical Assets**	**Significant Other Observable Inputs**	**Significant Unobservable Inputs**
Description	**December 31, 2009**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Assets				
Available -for-sale securities	$ 1,320,476	$ 154,333	$ 1,166,143	$ -
Derivative instruments	32,697	-	32,697	-
Total	**$ 1,353,173**	**$ 154,333**	**$ 1,198,840**	**$ -**
Liabilities				
Derivative instruments	14,175	-	14,175	-
Total	**$ 14,175**	**$ -**	**$ 14,175**	**$ -**

Gains and losses (realized and unrealized) included in earnings (or changes in net assets) during 2009 related to assets and liabilities measured at fair value on a recurring basis are reported in noninterest income or other comprehensive income as follows:

(dollars in thousands)	**Noninterest income**	**Other comprehensive income**
Total gains (losses) included in earnings (or changes in net assets)	$ 6,937	$ -
Change in unrealized gains (losses) relating to assets still held at December 31, 2009	$ -	$ 10,122

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

(dollars in thousands)		Fair Value Measurements at December 31, 2009 Using		
Nonrecurring Basis		**Quoted Prices in Active Markets for Identical Assets**	**Significant Other Observable Inputs**	**Significant Unobservable Inputs**
Description	**December 31, 2009**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Assets				
Loans	$ 10,211	$ -	$ 10,211	$ -
Property, plant, and equipment	660	-	660	-
Goodwill	8,729			8,729
Total	**$ 19,600**	**$ -**	**$ 10,871**	**$ 8,729**

Assets and liabilities measured at fair value on a nonrecurring basis above do not include the assets acquired and liabilities assumed as part of the CSB, Orion, and Century acquisitions. The fair values of the acquired assets and assumed liabilities would be classified in the table above as Level 2 for the investment securities and OREO properties acquired and Level 3 for the other assets acquired and the liabilities assumed. Fair value measurement of the acquired assets and liabilities is discussed further in Note 3.

In accordance with the provisions of ASC Topic 310, the Company records loans considered impaired at their fair value. A loan is considered impaired if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Fair value is measured at the fair value of the collateral for collateral-dependent loans. Impaired non-covered loans with an outstanding balance of $14,322,000 were recorded at their fair value at December 31, 2009. These loans include a reserve of $4,154,000 included in the Company's allowance for loan losses.

In accordance with the provisions of ASC Topic 360 (formerly Statement 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*), land at one of the Company's former branches with a carrying amount of $814,000 was written down to its fair value of $660,000, resulting in an impairment charge of $154,000, which was included in earnings for the year ended December 31, 2009.

Goodwill recorded at fair value is a result of the Company's annual impairment test at its LTC reporting unit, discussed further in Note 8 to these consolidated financial statements.

Excluding liabilities recorded as part of the acquisitions, the Company did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis during the year ended December 31, 2009.

ASC Topic 825 provides the Company with an option to report selected financial assets and liabilities at fair value. The fair value option established by this Statement permits the Company to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation.

The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States, and as such has not included any gains or losses in earnings for the year ended December 31, 2009.

NOTE 20 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. ASC Topic 825 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate their fair value.

Investment Securities: Fair value equals quoted market prices in an active market. If quoted market prices are unavailable, fair value is estimated using pricing models or quoted prices of securities with similar characteristics.

Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2009 and 2008, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2009 and 2008 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2009 and 2008 for deposits of similar remaining maturities.

Short-term Borrowings: The carrying amounts of short-term borrowings maturing within ninety days approximate their fair values.

Long-term Debt: The fair values of long-term debt are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Derivative Instruments: Fair values for interest rate swap agreements are based upon the amounts required to settle the contracts.

Off-Balance Sheet Items: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2009 and 2008, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying amounts of the Company's financial instruments are as follows:

	December 31, 2009		December 31, 2008	
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and cash equivalents	$ 175,397	$ 175,397	$ 345,865	$ 345,865
Investment securities	1,580,837	1,581,274	889,476	889,693
Loans and loans held for sale	5,851,310	5,851,067	3,807,905	3,769,857
Derivative instruments	32,697	32,697	20,559	20,599
Financial Liabilities				
Deposits	$ 7,556,148	$ 7,367,867	$ 3,995,816	$ 3,847,939
Short-term borrowings	263,351	263,351	208,213	208,213
Long-term debt	745,864	743,361	568,479	584,696
Derivative instruments	14,175	14,175	21,800	21,800

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2009 and 2008. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 21 – SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Redemption of Preferred Stock

On December 5, 2008, the Company completed the issuance and sale of 90,000 shares of its $1.00 par value, $1,000 liquidation value Fixed Rate Cumulative Perpetual Preferred Stock, Series A ("preferred stock"), to the U.S. Department of the Treasury as part of the announced Capital Purchase Program ("CPP"). The preferred shares included a 10-year warrant to purchase up to 138,490 shares of the Company's common stock at an exercise price of $48.74 per share, for an aggregate purchase price of $6,750,000. The exercise price of the warrant and the market price for determining the number of shares of common stock subject to the warrant, were determined on the date of the preferred investment (calculated on a 20-trading day trailing average).

The fair value allocation of the $90,000,000 proceeds between the preferred shares and the warrant resulted in $87,779,000 allocated to the preferred shares and $2,221,000 allocated to the warrant. The issuance required the Company to pay the U.S. Treasury a 5.0% annual dividend on a quarterly basis, or $4,500,000 annually, for each of the first five years of the investment, and 9.0% thereafter.

On February 26, 2009, the Company announced it had filed notice to the U.S. Treasury that the Company would redeem all of the 90,000 outstanding shares of its preferred stock at a total redemption price of $90,575,000, which included the unpaid accrued interest. On the March 31, 2009 redemption date, the Company paid $90,575,000 to the U.S Treasury to redeem the preferred stock. At the time of payment, all rights of the Treasury, as the holder of the preferred stock, terminated. At the time of payment, the preferred stock had a carrying value of $87,843,000. The remaining $2,732,000 included an accrued dividend of $575,000 and an accelerated deemed dividend of $2,157,000. As a result, for the year ended December 31, 2009, the dividend paid on the preferred shares totaled $3,350,000.

Comprehensive Income
Comprehensive income is the total of net income and all other non-shareholder changes in equity. Items recognized as components of comprehensive income or loss are displayed in the Company's consolidated statements of changes in shareholders' equity. The following is a summary of the changes in the components of other comprehensive income:

	Years Ended December 31,		
(dollars in thousands)	**2009**	**2008**	**2007**
Balance at beginning of year , net	$ 12,969	$ 5,869	$ (3,483)
Unrealized gain (loss) on securities available for sale	2,746	12,025	13,791
Reclassification adjustment for net (gains) losses realized in net income	(6,735)	(1,102)	596
Net unrealized gain (loss)	(3,989)	10,923	14,387
Tax effect	(1,397)	3,823	5,035
Net of tax change	(2,592)	7,100	9,352
Balance at end of year, net	10,376	12,969	5,869
Balance at beginning of year, net	$ (675)	$ (144)	$ 177
Unrealized gain (loss) on cash flow hedges	19,561	(817)	(493)
Tax effect	(6,847)	286	172
Net of tax change	12,714	(531)	(321)
Balance at end of year, net	12,040	(675)	(144)
Total change in other comprehensive income (loss), net of income taxes	$ 10,122	$ 6,569	$ 9,031
Total balance in other comprehensive income (loss), net of income taxes	$ 22,416	$ 12,294	$ 5,725

Public Stock Offering – March 8, 2010
On March 8, 2010, the Company completed the sale of 5,973,207 shares of its common stock in an underwritten public offering at a price of $57.75 per share. The shares include 778,402 shares pursuant to the exercise of the underwriters' over-allotment option. The net proceeds of the offering, after deducting underwriting discounts and commissions and estimated offering expenses, were $328,980,000.

NOTE 22 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

IBERIABANK is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by IBERIABANK in 2010 without permission will be limited to 2010 earnings plus an additional $183,216,000.

IBERIABANK*fsb* is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding two years, unless prior permission is received from the Office of Thrift Supervision. Because IBERIABANK*fsb* reported a loss for the year ended December, 31, 2009, IBERIABANK*fsb* will not be able to pay dividends in 2010 without permission.

Funds available for loans or advances by IBERIABANK or IBERIABANK *fsb* to the Company amounted to $77,286,000. In addition, dividends paid by IBERIABANK or IBERIABANK *fsb* to the Company would be prohibited if the effect thereof would cause IBERIABANK's or IBERIABANK *fsb*'s capital to be reduced below applicable minimum capital requirements.

NOTE 23 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets
December 31, 2009 and 2008

(dollars in thousands)	2009	2008
Assets		
Cash in bank	$ 62,025	$ 168,313
Investment in subsidiaries	953,202	660,170
Other assets	53,027	32,924
Total assets	$ 1,068,254	$ 861,407
Liabilities and Shareholders' Equity		
Liabilities	$ 114,039	$ 127,199
Shareholders' equity	954,215	734,208
Total liabilities and shareholders' equity	$ 1,068,254	$ 861,407

Condensed Statements of Income
Years Ended December 31, 2009, 2008 and 2007

(dollars in thousands)	2009	2008	2007
Operating income			
Dividends from subsidiaries	$ -	$ 25,200	$ 14,500
Reimbursement of management expenses	34,280	28,980	-
Other income	1,544	343	362
Total operating income	35,824	54,523	14,862
Operating expenses			
Interest expense	4,464	7,383	7,421
Salaries and employee benefits expense	35,719	27,483	4,468
Other expenses	16,241	11,971	1,724
Total operating expenses	56,424	46,837	13,613
Income (loss) before income tax (expense) benefit and increase in equity in undistributed earnings of subsidiaries	(20,600)	7,686	1,249
Income tax benefit	7,108	5,933	4,476
Income (loss) before equity in undistributed earnings of subsidiaries	(13,492)	13,619	5,725
Equity in undistributed earnings of subsidiaries	164,742	26,293	35,585
Net Income	**$ 151,250**	**$ 39,912**	**$ 41,310**
Preferred Stock Dividends	(3,350)	(348)	-
Income available to common shareholders	**$ 147,900**	**$ 39,564**	**$ 41,310**

Condensed Statements of Cash Flows
Years Ended December 31, 2009, 2008, and 2007

(dollars in thousands)	2009	2008	2007
Cash Flows from Operating Activities			
Net income	$ 151,250	$ 39,912	$ 41,310
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	(937)	(226)	(407)
Net income of subsidiaries	(164,742)	(40,793)	(35,561)
Noncash compensation expense	6,586	5,106	4,530
Gain on sale of assets	-	(3)	-
Derivative (gains) losses on swaps	(198)	(549)	726
Increase in dividend receivable from subsidiaries	-	-	11,500
Cash retained from tax benefit associated with share-based payment arrangements	(1,346)	(1,650)	(796)
Other, net	(13,648)	12,105	(6,024)
Net Cash (Used in) Provided by Operating Activities	(23,035)	13,902	15,278
Cash Flows from Investing Activities			
Cash received in excess of cash paid in acquisition	-	128,464	(5,836)
Proceeds from sale of premises and equipment	-	17	-
Purchases of premises and equipment	(1,217)	487	-
Capital contributed to subsidiary	(130,730)	-	-
Acquisition	-	(163,487)	(96,629)
Net Cash Used In Investing Activities	(131,947)	(34,519)	(102,465)
Cash Flows from Financing Activities			
Dividends paid to shareholders	(23,355)	(17,870)	(16,138)
Proceeds from long-term debt	-	7,000	78,810
Common stock issued	164,644	109,855	-
Preferred stock and common stock warrants (repaid) issued	(89,078)	90,000	-
Repayments of long-term debt	(8,333)	(6,667)	(15,310)
Costs of issuance of common stock	-	-	(38)
Payments to repurchase common stock	(979)	(762)	(9,607)
Proceeds from sale of treasury stock for stock options exercised	4,449	2,787	3,171
Cash retained from tax benefit associated with share-based payment arrangements	1,346	1,650	796
Net Cash Provided by Financing Activities	48,694	185,993	41,684
Net (Decrease) Increase in Cash and Cash Equivalents	(106,288)	165,376	(45,503)
Cash and Cash Equivalents at Beginning of Period	168,313	2,937	48,440
Cash and Cash Equivalents at End of Period	$ 62,025	$ 168,313	$ 2,937

NOTE 24 – QUARTERLY RESULTS OF OPERATIONS

(dollars in thousands, except per share data)		First Quarter		Second Quarter		Third Quarter		Fourth Quarter
Year Ended December 31, 2009								
Total interest income	$	60,321	$	60,974	$	63,554	$	85,538
Total interest expense		24,034		22,698		22,888		27,982
Net interest income		36,287		38,276		40,666		57,556
Provision for loan losses		3,032		7,783		25,295		9,260
Net interest income after provision for loan losses		33,255		30,493		15,371		48,296
Gain (loss) on sale of investments, net		3		5,879		(25)		878
Other noninterest income		23,727		26,151		81,259		195,115
Noninterest expense		43,792		49,814		54,540		75,114
Income before income taxes		13,193		12,709		42,065		169,174
Income tax expense		4,048		4,235		17,113		60,495
Net Income		9,145		8,474		24,952		108,679
Preferred stock dividends		(3,350)		-		-		-
Income available to common shareholders	**$**	**5,795**	**$**	**8,474**	**$**	**24,952**	**$**	**108,679**
Earnings allocated to unvested restricted stock		(169)		(250)		(608)		(2,706)
Earnings available to common shareholders - Diluted	**$**	**5,626**	**$**	**8,224**	**$**	**24,344**	**$**	**105,973**
Earnings per share – basic	$	0.36	$	0.53	$	1.23	$	5.26
Earnings per share – diluted	$	0.36	$	0.52	$	1.22	$	5.22

Year Ended December 31, 2008								
Total interest income	$	67,310	$	65,120	$	66,323	$	65,074
Total interest expense		34,484		32,647		31,145		27,907
Net interest income		32,826		32,473		35,178		37,167
Provision for loan losses		2,695		1,537		2,131		6,206
Net interest income after provision for loan losses		30,131		30,936		33,047		30,961
Gain on sale of investments, net		122		482		8		525
Other noninterest income		26,164		22,201		22,567		19,863
Noninterest expense		36,796		40,282		43,595		40,552
Income before income taxes		19,621		13,337		12,027		10,797
Income tax expense		6,266		3,811		3,272		2,521
Net Income		13,355		9,526		8,755		8,276
Preferred stock dividends		-		-		-		(348)
Income available to common shareholders	**$**	**13,355**	**$**	**9,526**	**$**	**8,755**	**$**	**7,928**
Earnings per share – basic	$	1.04	$	0.74	$	0.68	$	0.58
Earnings per share – diluted	$	1.02	$	0.72	$	0.66	$	0.57

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Corporate Information

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Directors and Executive Officers

Board of Directors

IBERIABANK Corporation

William H. Fenstermaker
Chairman of the Board, IBERIABANK Corporation
Chairman and Chief Executive Officer,
C.H. Fenstermaker and Associates, Inc.

E. Stewart Shea III
Vice Chairman of the Board, IBERIABANK Corporation
Private Investor

Elaine D. Abell
Attorney-at-Law
President, Fountain Memorial Funeral Home and Cemetery

Harry V. Barton, Jr.
Certified Public Accountant

Ernest P. Breaux, Jr.
Chairman and Chief Executive Officer, Iberia Investment Group, L.L.C.,
Ernest P. Breaux Electrical, Inc., and Equipment Tool Rental & Supply

Daryl G. Byrd
President and Chief Executive Officer,
IBERIABANK Corporation, IBERIABANK, and IBERIABANK fsb

John N. Casbon
Executive Vice President,
First American Title Insurance Company
Chief Executive Officer and President,
First American Transportation Title Insurance Company

O. Miles Pollard, Jr.
Private Investor

David H. Welch, Ph.D.
President, Chief Executive Officer, and Director,
Stone Energy Corporation

Executive Officers

IBERIABANK Corporation

Daryl G. Byrd
President and Chief Executive Officer

Michael J. Brown
Vice Chairman,
Chief Operating Officer

Jefferson G. Parker
Vice Chairman,
Manager of Brokerage, Trust, and Wealth Management

John R. Davis
Senior Executive Vice President,
Director of Financial Strategy and Mortgage

Michael A. Naquin
Senior Executive Vice President,
Director of Retail Segment and Facilities

Anthony J. Restel
Senior Executive Vice President,
Chief Financial Officer

Beth A. Ardoin
Executive Vice President,
Director of Communications

George J. Becker III
Executive Vice President, Corporate Secretary
Director of Corporate Operations

Barry F. Berthelot
Executive Vice President,
Director of Organizational Development

James B. Gburek
Executive Vice President,
Chief Risk Officer

H. Gregg Strader
Executive Vice President,
Chief Credit Officer

Market Presidents

IBERIABANK

Taylor F. Barras
New Iberia and Community Markets, Louisiana

Mark D. Evans
Shreveport, Louisiana

Lawrence G. "Russ" Ford, Jr.
Mobile, Alabama

Karl E. Hoefer
New Orleans, Louisiana
State of Louisiana

Paul E. Hutcheson, Jr.
Northeast Louisiana

Gregory A. King
Birmingham, Alabama

J. Keith Short
Baton Rouge, Louisiana

Pete M. Yuan
Lafayette, Louisiana

IBERIABANK fsb

James Phillip Jett, Jr.
Northeast Arkansas

N. Jerome Vascocu, Jr.
Central Arkansas

Kevin Rafferty
Houston, Texas

Greg K. Smithers
Memphis, Tennessee

IBERIABANK Mortgage Company

Charles M. Quick, Jr.
President and Chief Executive Officer

Lenders Title Company

Michael B. Pryor
President and Chief Executive Officer

Advisory Board Members

IBERIABANK

Baton Rouge
J. Keith Short, *Market President*
John H. Bateman
Beau J. Box
John C. Hamilton
Robert B. McCall III
C. Brent McCoy
Eugene H. Owen
Stanley E. Peters, Jr., M.D.
Kevin P. Reilly, Jr.
Matthew C. Saurage
William S. Slaughter III

Birmingham
Gregory A. King, *Market President*
W. Charles Mayer III, *Chairman*

Lafayette
Pete M. Yuan, *Market President*
Elaine D. Abell, Chairman
Bennett Boyd Anderson, Jr.
Charles Theodore Beaullieu, Sr.
Edward F. Breaux, M.D.
James A. Caillier, Ph.D.
Richard D. Chappuis, Jr.
Thomas J. Cox
James M. Doyle
George E. Fleming
Charles T. Goodson
W.J. "Tony" Gordon III
Edward J. Krampe
Leonard K. Lemoine
Robert D. Lowe
Frank X. Neuner, Jr.
Dwight S. Ramsay
Gail A. Romero
William W. Rucks III

New Orleans
Karl E. Hoefer, *Market President*
John N. Casbon, Co-Chairman
Jefferson G. Parker, Co-Chairman
John D'Arcy Becker
Darryl D. Berger
Scott M. Bohn
John D. Charbonnet
Cindy Brennan Davis
David L. Ducote
James P. Favrot
Howard Gaines
John D. Georges
William F. Grace, Jr.
John P. "Jack" Laborde
William H. Langenstein III
E. Archie Manning III
William M. Metcalf, Jr.
R. Hunter Pierson, Jr.
Patrick J. Quinlan, M.D.
J.C. Rathborne
James J. Reiss, Jr.
J. Benton Smallpage, Jr.
Stephen F. Stumpf
Steven W. Usdin

New Iberia
Taylor F. Barras, *Market President*
Cecil C. Broussard, Co-Chairman
E. Stewart Shea, Co-Chairman
John L. Beyt III, D.D.S.
Martha B. Brown
George B. Cousin, M.D.
David D. Daly
J. David Duplantis
Cecil A. Hymel II
Edward P. Landry
Thomas R. Leblanc
John Jeffrey Simon

Northeast Louisiana
Paul E. Hutcheson, Jr., *Market President*
Dixon W. Abell
Danny R. Graham
W. Bruce Hanks
Linda Singler Holyfield
Tex R. Kilpatrick
Charles Marsala, Jr.
Joe E. Mitcham, Jr.
Virgil Orr, Ph.D.
Jerry W. Thomas

IBERIABANK *fsb*

Central Arkansas
N. Jerome Vascocu, Jr., *Market President*
Robert Head
Albert B. Braunfisch
J. Hunter East
David E. Snowden, Jr.
Dhu C. Thompson
Kent C. Westbrook, M.D.
Mark V. Williamson

Northeast Arkansas
James Phillip Jett, Jr., *Market President*
E. Ritter Arnold
Ralph P. Baltz
Bruce Burrow
N. Ray Campbell
O.E. Guinn, Jr.
Daniel B. Hatzenbuehler
Kaneaster Hodges, Jr.
William B. Hurt III
Jennifer H. James
J.C. McMinn
John M. Minor
Dwayne Powell
Louise Runyan
Jeffrey Steven Rutledge
Brad F. Snider

Corporate Headquarters
IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501
337.521.4012

Corporate Mailing Address
P.O. Box 52747
Lafayette, LA 70505-2747

Annual Meeting
IBERIABANK Corporation Annual Meeting of Shareholders will be held on Tuesday, May 4, 2010 at 10:00 a.m. at the Windsor Court Hotel (La Chinoiserie - 23rd Floor) located at 300 Gravier Street, New Orleans, Louisiana.

Shareholders Assistance
Shareholders requesting a change of address, records, or information about the Dividend Reinvestment Plan, or lost certificates should contact:

Investor Relations
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800.368.5948
www.invrelations@RTCO.com

Internet Addresses
www.iberiabank.com
www.iberiabankfsb.com
www.iberiabankmortgage.com
www.lenderstitle.com
www.utla.com
www.iberiabankcreditcards.com

Dividend Reinvestment Plan
IBERIABANK Corporation shareholders may take advantage of our Dividend Reinvestment Plan. This program provides a convenient, economical way for shareholders to increase their holdings of the Company's common stock. The shareholder pays no brokerage commissions or service charges while participating in the plan. A nominal fee is charged at the time that an individual terminates plan participation. This plan does not currently offer participants the ability to purchase additional shares with optional cash payments.

To enroll in the IBERIABANK Corporation Dividend Reinvestment Plan, shareholders must complete an enrollment form. A summary of the plan and enrollment forms are available from the Registrar and Transfer Company at the address provided under Shareholder Assistance.

For Information
Copies of the Company's Annual Report on Form 10-K, including financial statements and financial statement schedules, will be furnished to Shareholders without cost by sending a written request to George J. Becker III, Secretary, IBERIABANK Corporation, 200 West Congress Street, 12th Floor, Lafayette, Louisiana 70501. This and other information regarding IBERIABANK Corporation and its subsidiaries may be accessed from our websites.

In addition, shareholders may contact:
Daryl G. Byrd, President and CEO
337.521.4003

John R. Davis, Senior Executive Vice President
337.521.4005

Stock Information

Common Stock

IBERIABANK Corporation's common stock trades on the NASDAQ Global Select Market under the symbol "IBKC." In local and national newspapers, the Company is listed under "IBERIABANK."

At December 31, 2009, IBERIABANK Corporation had approximately 2,086 shareholders of record. This total does not reflect shares held in nominee or "street name" accounts through various firms.

The table below is a summary of regular quarterly cash dividends on and market prices for the Company's common stock in the last two years.

2008	Market Price			Dividends
	High	Low	Closing	Declared
First Quarter	$51.97	$40.02	$44.25	$0.34
Second Quarter	$53.35	$44.18	$44.47	$0.34
Third Quarter	$62.50	$40.87	$52.85	$0.34
Fourth Quarter	$56.15	$42.04	$48.00	$0.34

2009	Market Price			Dividends
	High	Low	Closing	Declared
First Quarter	$48.04	$35.78	$45.94	$0.34
Second Quarter	$51.44	$37.00	$39.41	$0.34
Third Quarter	$50.05	$38.75	$45.56	$0.34
Fourth Quarter	$57.00	$41.76	$53.81	$0.34

Dividend and Repurchase Restrictions

The majority of the Company's revenue is from dividends declared and paid to the company by its subsidiary financial institutions, which are subject to laws and regulations that limit the amount of dividends and other distributions they can pay. In addition, the Company and these subsidiaries are required to maintain capital at or above regulatory minimums and to remain "well-capitalized" under prompt corrective action regulations. The declaration and payment of dividends on the Company's capital stock also is subject to contractual restrictions. See Note 11—Long-Term Debt, Note 15—Capital Requirements and Other Regulatory Matters, and Note 22—Restrictions on Dividends, Loans, and Advances to the Consolidated Financial Statements.

Stock Performance Graph

The following graph and table, which were prepared by SNL Financial LC ("SNL"), compares the cumulative total return on our Common Stock over a measurement period beginning December 31, 2004 with (i) the cumulative total return on the stocks included in the National Association of Securities Dealers, Inc. Automated Quotation ("NASDAQ") Composite Index and (ii) the cumulative total return on the stocks included in the SNL $5 Billion-$10 Billion Bank Index. All of these cumulative returns are computed assuming the quarterly reinvestment of dividends paid during the applicable period. Our stock value has been adjusted for a 5-for-4 stock split in August 2005.


IBERIABANK Corporation
Total Return Performance
Index Value
140
120
100
80
60
40
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
IBERIABANK Corporation
NASDAQ Composite
SNL Bank $5B-$10B

Index	Period Ending 12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
IBERIABANK Corporation	100.00	98.03	115.84	94.15	99.44	114.80
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL Bank $5B-$10B	100.00	96.89	104.56	83.86	73.57	56.56

The stock performance graph assumes $100.00 was invested December 31, 2004.
The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Our Franchise

Locations

IBERIABANK Branches	96
IBERIABANK*fsb* Branches	40
IBERIABANK Mortgage Offices	48
Title Locations	26
	210 Total Offices

St. Louis
Northwest Arkansas
North Central Arkansas
Northeast Arkansas
Tulsa
Memphis
Huntsville
Mississippi
Central Arkansas/Little Rock
Birmingham
Auburn
Columbus
NE Louisiana/Monroe
Shreveport
Prattville
Dallas
Montgomery
Valdosta
Alexandria
Mobile
Baton Rouge
Jacksonville
New Orleans/Northshore
Houston
Lake Charles
Acadiana
Houma
Morgan City
Tampa
Parrish
Bradenton
Sarasota
Venice Beach
Ft. Myers
Cape Coral
Naples
Marco Island
Palm Beach
West Palm Beach
Boca Raton
Pompano Beach
Islamorada
Marathon
Key West

Legend

- IBERIABANK
- IBERIABANK*fsb*
- IBERIABANK Mortgage
- Lenders Title Company/United Title & American Abstract

IBERIABANK
Corporation™

200 West Congress Street
Lafayette, Louisiana 70501
337.521.4012
www.iberiabank.com